As filed with the Securities and Exchange Commission on May 19, 2004.
                                                   Registration No. 333 - 114848

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 1 to
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         THE SOUTH FINANCIAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

        South Carolina                6022                     57-0824914
    ----------------------          ----------               --------------
 (State or other jurisdiction     Primary Standard          (I.R.S. Employer
      of incorporation or             Industrial            Identification No.)
                               Classification Code Number

                              102 South Main Street
                        Greenville, South Carolina 29601
                                 (864) 255-7900
                        ---------------------------------
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     William P. Crawford, Jr., Executive Vice President and General Counsel
                         The South Financial Group, Inc.
                              102 South Main Street
                        Greenville, South Carolina 29601
                                 (864) 255-4777
                        ---------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                               Halcyon E. Skinner
                                McGuireWoods LLP
                        50 North Laura Street, Suite 3300
                             Jacksonville, FL 32202
                                 (904) 798-2626

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger as described in the enclosed proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

If this form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

                                                    CALCULATION OF REGISTRATION FEE
===================================== =================== =================== ===================== =====================
       Title of Each Class of               Amount         Proposed Maximum     Proposed Maximum         Amount of
          Securities to be                  to be           Offering Price         Aggregate          Registration Fee
             Registered                 Registered (1)        Per Share        Offering Price (2)           (3)
------------------------------------- ------------------- ------------------- --------------------- ---------------------
Common Stock, $1.00 par value per         5,839,018         Not applicable        $2,805,000              $355.39
   share.........................
===================================== =================== =================== ===================== =====================

(1) This represents the maximum number of shares of The South Financial Group, Inc.'s common stock, par value $1.00 per share, estimated to be issuable upon the consummation of the merger of CNB Florida Bancshares, Inc. with and into The South Financial Group as described in the Agreement and Plan of Merger, dated as of January 20, 2004 attached as Appendix A to the proxy statement/prospectus forming part of this Registration Statement. This number has been increased by 105,000 over the number listed in the initial filing of this Registration Statement.
(2) Calculated in accordance with Rules 457(f) and 457(c) under the Securities Act of 1933, the proposed maximum offering price is computed by multiplying
     (A) the average of the high and low prices of CNBB common stock ($22.44) as reported on Nasdaq on May 18, 2004 and (B) 125,000 (the additional number of shares of CNBB common stock expected to be exchanged for the common stock being registered). Fees with respect to 5,734,018 shares were paid in connection with the initial filing of this Registration Statement.
(3) Computed in accordance with Rule 457(f) and Section 6(b) under the Securities Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          CNB FLORIDA BANCSHARES, INC.
                             9715 Gate Parkway North
                           Jacksonville, Florida 32246


                                  May 18, 2004


Dear Shareholder:

You are cordially invited to attend a special meeting of shareholders of CNB Florida Bancshares, Inc. to be held on June 23, 2004 at 11:00 a.m., local time, at the Jacksonville Marriott located at 4670 Salisbury Road, Jacksonville, Florida. At this special meeting, you will be asked to approve the acquisition of CNBB by The South Financial Group, Inc. As a result of the acquisition, the outstanding CNBB common stock will be converted into TSFG common stock. The acquisition will be effected through the merger of CNBB into TSFG.

In the merger, TSFG will issue 0.84 shares of its common stock for each share of CNBB common stock. Based upon the closing prices on May 18, 2004, the last practicable trading date before printing of this proxy statement/prospectus, a CNBB shareholder would receive $22.23 in TSFG common stock for each share of CNBB common stock.

TSFG's common stock is listed under the symbol "TSFG" on the Nasdaq National Market. CNBB's common stock is listed under the symbol "CNBB" on the Nasdaq National Market.

YOUR VOTE IS VERY IMPORTANT. We cannot complete the merger unless, among other things, CNBB's stockholders approve the merger agreement.

Your board of directors has approved the merger agreement, including the transactions contemplated in that agreement, and recommends that you vote "For" approval of the merger agreement.

Please carefully review and consider this proxy statement/prospectus which explains the proposed merger in detail. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" on page 17 of this proxy statement/prospectus.

It is important that your shares are represented at the meeting, whether or not you plan to attend. Abstentions or failure to vote will have the same effect as a vote against the merger. Accordingly, please complete, date, sign and return promptly your proxy card in the enclosed envelope. You may attend the meeting and vote your shares in person if you wish, even if you have previously returned your proxy.

                                  Sincerely,






                                  K. C. Trowell
                                  Chairman and Chief Executive Officer,
                                  CNB Florida Bancshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this proxy statement/prospectus, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of TSFG common stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated May 18, 2004 and is first being mailed to shareholders on or about May 22, 2004.

                          CNB FLORIDA BANCSHARES, INC.
                             9715 Gate Parkway North
                           Jacksonville, Florida 32246
                                -----------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           To Be Held On June 23, 2004
                                 ---------------

To the Shareholders of CNB Florida Bancshares, Inc.:

         We will hold a special meeting of shareholders of CNB Florida Bancshares, Inc. on June 23, 2004, at 11:00 a.m., local time, at the Jacksonville Marriott located at 4670 Salisbury Road, Jacksonville, Florida for the following purposes:

         o To consider and vote upon a proposal to approve the merger agreement between CNB Florida Bancshares, Inc. and The South Financial Group, Inc. and the transactions contemplated by that agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

         o To transact any other business as may properly be brought before the CNBB special meeting or any adjournments or postponements of such special meeting.

         We have fixed the close of business on May 7, 2004 as the record date for determining those shareholders entitled to vote at the CNBB special meeting and any adjournments or postponements of the CNBB special meeting. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the CNBB special meeting and any adjournments or postponements of the CNBB special meeting.

         The approval by the holders of a majority of CNBB common stock is required to approve the merger agreement.

         Whether or not you plan to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card(s) as promptly as possible. We have enclosed a postage prepaid envelope for that purpose. Any CNBB shareholder may revoke his or her proxy by following the instructions in the proxy statement/prospectus at any time before the proxy has been voted at the special meeting. Even if you have given your proxy, you may still vote in person if you attend the special meeting. Please do not send any stock certificate to us at this time.

         We encourage you to vote on these very important matters.

                                By Order of the Board of Directors,






                                G. Thomas Frankland, Secretary
Jacksonville, Florida
May 18, 2004

The Board of Directors of CNBB recommends that you vote "FOR" approval of the merger agreement.


    PLEASE VOTE YOUR SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE MERGER PROPOSAL
 OR ABOUT VOTING YOUR SHARES, PLEASE CALL G. THOMAS FRANKLAND AT (904) 997-8484.


                                TABLE OF CONTENTS

Caption                                                                                                   Page No.

ADDITIONAL INFORMATION............................................................................................4
QUESTIONS AND ANSWERS ABOUT THE MERGER............................................................................5
SUMMARY...........................................................................................................7
     Information About TSFG and CNBB .............................................................................7
     CNBB Will Merge Into TSFG....................................................................................8
     CNBB Will Hold the Special Meeting on June 23, 2004..........................................................8
     What CNBB Shareholders Will Receive in the Merger............................................................8
     CNBB's Reasons for the Merger................................................................................8
     Material Federal Income Tax Consequences.....................................................................8
     CNBB's Board of Directors Recommends Shareholder Approval of the Merger......................................9
     CNBB's Financial Advisor Says the Merger Consideration is Fair to CNBB's Shareholders........................9
     Holders of CNBB Common Stock Have No Dissenters' Rights......................................................9
     CNBB Officers and Directors Have Some Interests in the Merger that are Different or in Addition to Interests of Shareholders............................................................9
     The Merger is Expected to Occur in the Third Quarter of 2004.................................................9
     The Merger Will Be Accounted for Under the Purchase Method of Accounting....................................10
     Completion of the Merger is Subject to Certain Conditions...................................................10
     We May Not Complete the Merger Without All Required Regulatory Approvals....................................10
     Termination of the Merger Agreement.........................................................................10
     CNBB Must Pay TSFG a Termination Fee Under Certain Circumstances............................................10
     Effect of Merger on Rights of CNBB Shareholders.............................................................11
     Share Information and Market Prices.........................................................................11
COMPARATIVE STOCK PRICES AND DIVIDENDS...........................................................................12
COMPARATIVE PER SHARE DATA.......................................................................................12
SELECTED FINANCIAL DATA..........................................................................................13
RISK FACTORS.....................................................................................................17
DESCRIPTION OF TSFG..............................................................................................19
     TSFG     ...................................................................................................19
     Recent Developments.........................................................................................19
DESCRIPTION OF CNBB..............................................................................................20
     General  ...................................................................................................20
THE CNBB SPECIAL MEETING.........................................................................................21
     Time and Place; Purposes....................................................................................21
     Record Date.................................................................................................21
     Recommendation of the CNBB Board of Directors...............................................................21
     Quorum; Effect of Abstentions and Broker Non-Votes..........................................................21
     Proxies  ...................................................................................................21
     Vote Required for Approval..................................................................................22
THE MERGER.......................................................................................................23
     Transaction Structure.......................................................................................23
     Background of the Merger....................................................................................23
     CNBB's Reasons for the Merger...............................................................................25
     Opinion of CNBB's Financial Advisor.........................................................................27
     Merger Consideration........................................................................................31
     Fractional Shares...........................................................................................31
     Treatment of Options........................................................................................31
     Effective Time..............................................................................................32
     Conditions to the Completion of the Merger..................................................................32
     Representations and Warranties..............................................................................33
     Conduct of Business Pending the Merger......................................................................34
     No Solicitation by CNBB.....................................................................................35
     Regulatory Approvals Required for the Merger................................................................36
     Material Federal Income Tax Consequences....................................................................37
     Termination of the Merger Agreement.........................................................................37
     Extension, Waiver and Amendment of the Merger Agreement.....................................................39
     Employee Benefit Plans and Existing Agreements..............................................................39

                                       3

     Stock Market Listing........................................................................................40
     Expenses ...................................................................................................40
     Dividends...................................................................................................40
     Dissenters' Rights..........................................................................................40
     Accounting Treatment........................................................................................40
     Interests of Certain Persons in the Merger..................................................................40
     Restrictions on Resales by Affiliates.......................................................................42
COMPARATIVE RIGHTS OF SHAREHOLDERS...............................................................................43
DESCRIPTION OF TSFG CAPITAL STOCK................................................................................52
LEGAL MATTERS....................................................................................................55
EXPERTS..........................................................................................................55
OTHER MATTERS....................................................................................................55
SHAREHOLDER PROPOSALS............................................................................................55
WHERE YOU CAN FIND MORE INFORMATION..............................................................................55
FORWARD-LOOKING STATEMENTS.......................................................................................57
APPENDIX A:   Agreement and Plan of Merger..................................................................... A-1
APPENDIX B:   Fairness Opinion of Hovde Financial, LLC......................................................... B-1



                             ADDITIONAL INFORMATION

         This proxy statement/prospectus incorporates important business and financial information about TSFG and CNBB from documents that are not delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from TSFG or CNBB at the following addresses:

     The South Financial Group, Inc.         CNB Florida Bancshares, Inc.
     102 South Main Street                   9715 Gate Parkway North
     Greenville, South Carolina 29601        Jacksonville, Florida 32246
     Attn: William P. Crawford, Jr.,         Attn:  G. Thomas Frankland
           Executive Vice President                 President
     Telephone: (864) 255-4777               Telephone: (904) 997-8484

         If you would like to request documents, please do so by June 15, 2004 in order to receive them before the special meeting.

         See "Where You Can Find More Information" on page 55 for further information.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER


Q:       What is the proposed transaction?

A:       TSFG will acquire CNBB through the merger of CNBB into TSFG.


Q:       What will I receive in the merger?

A: As a result of the merger, each share of CNBB common stock will be converted into 0.84 shares of TSFG common stock.


Q:       How will the TSFG common stock be valued?

A: TSFG common stock is traded on the Nasdaq National Market and is subject to market fluctuations. Based on the closing price on May 18, 2004, 0.84 shares of TSFG common stock was valued at $22.23. However, this value will change and can increase or decrease based on fluctuations in the market price of TSFG common stock.


Q: Can I elect the type of consideration that I will receive in the merger?

A: No. The consideration to be received in the merger will be TSFG common stock, except to the extent of any cash received instead of fractional shares of TSFG common stock.


Q: Will CNBB stockholders be taxed on the TSFG common stock that they receive in exchange for their CNBB shares?

A: The exchange of shares by CNBB stockholders is intended to be tax-free to CNBB stockholders for U.S. federal income tax purposes, except for taxes on cash received instead of fractional shares of TSFG common stock. We recommend that CNBB stockholders carefully read the complete explanation of the material U.S. federal income tax consequences of the merger beginning on page 37, and that CNBB stockholders consult their tax advisors for a full understanding of the tax consequences available to them.


Q:       What vote is required to approve the merger agreement?

A: Holders of a majority of the outstanding CNBB common stock must approve the merger agreement.


Q:       How do I vote?

A: After you have carefully read this proxy statement/prospectus, simply indicate on your proxy card how you want to vote with respect to the merger proposal. Complete, sign, date and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at the special meeting. The board of directors of CNBB recommends that its shareholders vote in favor of the merger proposal.


Q:       Do I have the right to dissent?

A: Holders of CNBB common stock will not have any dissenters' rights in connection with the merger.


Q:       When should I send in my stock certificates?

A: Please DO NOT send in your stock certificates with your proxy card. Promptly after the effective time of the merger, you will receive transmittal materials with instructions for surrendering your CNBB shares. You should follow the instructions in the letter of transmittal regarding how and when to surrender your stock certificates.


Q: What do I do if I want to change my vote after I have mailed my signed proxy card?

A: You may change your vote by revoking your proxy in any of the three following ways:

         o by sending a written notice to the secretary of CNBB prior to the special meeting stating that you would like to revoke your proxy;
         o by completing, signing and dating another proxy card and returning it by mail prior to the special meeting; or
         o by attending the special meeting and voting in person (although mere attendance at the special meeting will not revoke your proxy).


Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: If you do not provide your broker with instructions on how to vote your shares held in "street name," your broker will not be permitted to vote your shares on the merger proposal. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger proposal.


Q:       When do you expect to complete the merger?

A: We presently expect to complete the merger in the third quarter of 2004. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of CNBB shareholders at the special meeting and the necessary regulatory approvals.


Q: Whom can I call with questions about the special meeting or the merger or to obtain additional information about TSFG and CNBB?

A: CNBB shareholders may contact G. Thomas Frankland, President, at (904) 997-8484. You can also find more information about CNBB and TSFG from various sources described under "Additional Information" on page 4 of this proxy statement/prospectus and "Where You Can Find More Information" on page 55 of this proxy statement/prospectus.

                                     SUMMARY


Information About TSFG and CNBB (pages 19-20).


The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601 (864) 255-7900

TSFG is a financial holding company headquartered in Greenville, South Carolina that engages in a general banking business primarily through its two banking subsidiaries:

    o Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank that engages in a general banking business through 100 branches, which are primarily located throughout South Carolina and in North Carolina. At March 31, 2004, it had total assets of $8.6 billion, total loans of $4.5 billion, and total deposits of $4.5 billion.

    o Mercantile Bank. Mercantile Bank is a Florida-chartered, non-member bank that engages in a general banking business through 34 locations, which are located primarily in the Orlando, Tampa Bay and Jacksonville areas. At March 31, 2004, it had total assets of $2.5 billion, total loans of $1.5 billion and total deposits of $1.5 billion.

Through its subsidiaries, TSFG provides a full range of financial services, including asset management, insurance, investments, mortgage, and trust services, designed to meet substantially all of the financial needs of its customers. TSFG commenced operations in December 1986. At March 31, 2004, it had total assets of $10.9 billion, total loans of $6.0 billion, total deposits of $6.0 billion and $1.0 billion in shareholders' equity. TSFG's common stock trades on the Nasdaq National Market under the symbol "TSFG." The deposits of its banking subsidiaries are insured by the Federal Deposit Insurance Corporation.

On March 17, 2004, TSFG and Florida Banks, Inc. ("FLBK") entered into a merger agreement whereby FLBK would be merged into TSFG. FLBK is headquartered in Jacksonville, Florida and operates primarily through its subsidiary bank, Florida Bank, N.A. Florida Bank operates full-service banking offices in Tampa, Jacksonville, Alachua County (Gainesville), Broward County (Ft. Lauderdale), Pinellas County (St. Petersburg/Clearwater/ Largo), Marion County (Ocala) and West Palm Beach. Under the terms of the merger agreement, TSFG would issue 0.77 shares of TSFG common stock for each outstanding share of FLBK common stock. At March 31, 2004, FLBK had 6,939,177 shares of common stock outstanding. The total transaction value is approximately $166.0 million.

At March 31, 2004, FLBK had total assets of $989.8 million, total loans of $806.8 million, total deposits of $823.2 million and $57.9 million in shareholders' equity. For the three months ended March 31, 2004, FLBK reported a net loss applicable to common shares of $928,000, or $0.14 per diluted common share, compared to net income applicable to common shares of $731,000, or $0.11 per diluted common share for the three months ended March 31, 2003. FLBK files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that FLBK files with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

CNB Florida Bancshares, Inc.
9715 Gate Parkway North
Jacksonville, Florida 32246 (904) 997-8484

CNBB is a bank holding company that is headquartered in Jacksonville, Florida. Its operations are conducted primarily through CNB National Bank, a national bank that provides banking services to businesses and to individuals that are located primarily in the Northeastern Florida area. At March 31, 2004, CNBB had total assets of $833.3 million, total loans of $698.6 million, total deposits of $742.2 million and $58.0 million in shareholders' equity. CNBB's common stock trades on the Nasdaq National Market under the symbol "CNBB." The deposits of CNB National Bank are insured by the Federal Deposit Insurance Corporation.


CNBB Will Merge Into TSFG (See page 23).

The merger agreement is attached as Appendix A to this proxy statement/prospectus. You should read the merger agreement because it is the legal document that governs the merger. The merger agreement provides for the merger of CNBB with TSFG, with TSFG continuing as the surviving corporation. Also, immediately subsequent to the consummation of the TSFG/CNBB merger, CNB National Bank will be merged into Mercantile Bank. The directors of TSFG before the merger will continue to serve as the directors of TSFG after the merger. However, upon consummation of the merger, TSFG's board of directors will be increased by one person to include an individual from CNBB's board, selected by TSFG.


CNBB Will Hold the Special Meeting on June 23, 2004 (See pages 21-22).

The special meeting of CNBB shareholders will be held on June 23, 2004 at 11:00 a.m., local time, at the Jacksonville Marriott located at 4670 Salisbury Road, Jacksonville, Florida. At the special meeting, CNBB shareholders will be asked to vote to approve the merger agreement. You can vote at the special meeting if you owned CNBB common stock at the close of business on May 7, 2004. As of that date, there were 6,286,162 shares of CNBB common stock entitled to be voted at the special meeting. Approval of the merger proposal requires that at least a majority of the outstanding shares of CNBB common stock be voted in favor of the merger proposal.


What CNBB Shareholders Will Receive in the Merger (See page 31).

The merger agreement provides that at the effective time of the merger each outstanding share of CNBB common stock will be converted into 0.84 shares of TSFG common stock.


CNBB's Reasons for the Merger (See pages 25-27).

The board of directors of CNBB believes that the merger is fair to, and in the best interests of, the holders of CNBB common stock. For a description of the factors on which the board of directors based its determination, see "The Merger -- CNBB's Reasons for the Merger."


Material Federal Income Tax Consequences (See page 37).

We have structured the merger so that it will be considered a reorganization for United States federal income tax purposes. The parties will not be obligated to complete the merger unless they receive a legal opinion to that effect. If the merger is a reorganization for United States federal income tax purposes, CNBB shareholders generally will not recognize any gain or loss on the exchange of shares of CNBB common stock for shares of TSFG common stock (although gain or loss may be recognized because of any cash received instead of fractional shares of TSFG common stock). Determining the actual tax consequences of the merger to you may be complex. These tax consequences will depend on your specific situation and on factors not within our control. You should consult your own tax advisor regarding this structure.

CNBB's Board of Directors Recommends Shareholder Approval of the Merger (See page 21).

CNBB's board of directors believes that the merger is in the best interests of the CNBB shareholders and has unanimously approved the merger agreement and the related transactions, including the merger. CNBB's board of directors recommends that CNBB shareholders vote "FOR" approval of the merger agreement.


CNBB's Financial Advisor Says the Merger Consideration is Fair to CNBB's Shareholders (See pages 27-31).

Hovde Financial LLC has served as financial advisor to CNBB in connection with the merger and has given an opinion to CNBB's board of directors that, as of January 16, 2004 (the date CNBB's board of directors voted on the merger), the consideration TSFG will pay for the CNBB common stock is fair to CNBB shareholders from a financial point of view. A copy of the opinion delivered by Hovde Financial is attached to this proxy statement/prospectus as Appendix B. CNBB shareholders should read the opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Hovde Financial in providing its opinion.


Holders of CNBB Common Stock Have No Dissenters' Rights (See page 40).

Holders of CNBB common stock will not have any dissenters' rights in connection with the merger.


CNBB Officers and Directors Have Some Interests in the Merger that are Different or in Addition to Interests of Shareholders (See pages 40-42).

The directors and executive officers of CNBB each have interests in the merger that are different from or in addition to the interests of shareholders generally. These interests relate or arise from, among other things:

     o    the retention of some of the officers of CNBB as officers of TSFG;
     o the appointment of a current director of CNBB (selected by TSFG), as a director of TSFG, and the appointment of the remaining members of the CNBB board as directors and/or advisory board members of Mercantile Bank;
     o the execution of an employment agreement between TSFG and G. Thomas Frankland;
     o the potential receipt of severance, non-compete agreements, and contract payments to several officers totaling approximately $2.5 million, including $1.5 million to K. C. Trowell and $1.0 million to
          G. Thomas Frankland at closing, and an additional $300,000 payable over 36 months to K. C. Trowell in exchange for his execution of a noncompetition and severance agreement; and
     o    the accelerated vesting of stock options.

CNBB's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

As of the record date, the directors and executive officers of CNBB owned and were entitled to vote 2,166,348 shares of CNBB common stock, which represents approximately 34% of the outstanding shares of CNBB common stock. As of the record date, TSFG held 125,000 shares of CNBB common stock. Holders of a majority of the outstanding shares of CNBB common stock must vote in favor of the merger in order for it to be approved.


The Merger is Expected to Occur in the Third Quarter of 2004 (See page 32).

The merger will occur shortly after all of the conditions to its completion have been satisfied or waived but not earlier than July 1, 2004. Currently, we anticipate that the merger will occur in the third quarter of 2004. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of the CNBB shareholders at the special meeting and the necessary regulatory approvals.

The Merger Will Be Accounted for Under the Purchase Method of Accounting (See page 40).

The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States of America.


Completion of the Merger is Subject to Certain Conditions (See pages 32-33).

Completion of the merger is subject to a number of conditions, including the approval of the merger agreement by CNBB's shareholders and the receipt of the regulatory consents and approvals that are necessary to permit the completion of the merger. Certain conditions to the merger may be waived by TSFG or CNBB, as applicable.


We May Not Complete the Merger Without All Required Regulatory Approvals (See page 36).

The merger must be approved by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Florida Office of Financial Regulation. TSFG has filed applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.


Termination of the Merger Agreement (See pages 37-39).

TSFG and CNBB can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after shareholder approval is obtained. Also, either CNBB or TSFG can generally decide, without the consent of the other, to abandon the merger in certain situations, including:
     o The other party materially breaches a representation, warranty or covenant in the merger agreement and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing).
     o    The merger has not been completed by July 31, 2004.
     o    CNBB shareholder approval is not obtained at the special meeting.
     o A regulatory authority denies a necessary approval or issues an order preventing the merger.

Subject to certain conditions, CNBB's board of directors may terminate the merger agreement if it determines that it has received a superior acquisition proposal from a third party and it is necessary to terminate the merger in order to comply with its fiduciary duties to CNBB and its shareholders under applicable law. In such case, CNBB would be required to pay a termination fee to TSFG, as described below.


CNBB Must Pay TSFG a Termination Fee Under Certain Circumstances (See pages 38-39).

The merger agreement provides for the payment of a $5 million termination fee by CNBB to TSFG in certain cases. Generally, CNBB would have to pay the termination fee if CNBB terminates the merger agreement in order to accept a superior proposal subject to certain conditions. CNBB would also have to pay the termination fee if a third party makes an acquisition proposal with respect to CNBB and thereafter both of the following occur:

     o the merger agreement is terminated by TSFG or CNBB because the merger is not completed before July 31, 2004 or the CNBB shareholders fail to approve the merger, and

     o within twelve months of the termination either CNBB consummates an acquisition transaction with a third party or any person acquires beneficial ownership of, or the right to acquire, 50% or more of the outstanding shares of CNBB common stock.

CNBB agreed to this termination fee arrangement in order to induce TSFG to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire CNBB.

Effect of Merger on Rights of CNBB Shareholders (See pages 43-52).

The rights of CNBB shareholders are governed by Florida law, as well as by CNBB's articles of incorporation and bylaws. After completion of the merger, however, the rights of the former CNBB shareholders receiving TSFG common stock in the merger will be governed by South Carolina law, as well as by TSFG's articles of incorporation and bylaws. Although South Carolina law and TSFG's articles of incorporation and bylaws are similar in many ways to Florida law and CNBB's articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of such former CNBB shareholders.


Share Information and Market Prices  (See page 31).

The following table sets forth the closing sale price per share of TSFG and CNBB common stock, as of January 20, 2004 (the last trading day before the public announcement of the merger) and the equivalent price per share CNBB shareholders will receive for their common shares. This is based on an exchange ratio of 0.84 shares of TSFG common stock for each common share of CNBB outstanding.

                          TSFG               CNBB         Equivalent Price Per Share of
                      Common Stock       Common Stock           CNBB Common Stock
                      ------------       ------------           ------------------

January 20, 2004           $28.70            $20.33                  $24.11

The market prices of TSFG common stock will fluctuate prior to the merger. You should obtain current market quotations for TSFG common stock.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

TSFG's common stock is quoted on the Nasdaq National Market under the symbol "TSFG." CNBB's common stock is quoted on the Nasdaq National Market under the symbol "CNBB." The following table sets forth, for the periods indicated, the high and low sales prices per share for TSFG and CNBB common stock as reported on the Nasdaq National Market, and the cash dividends declared per common share for TSFG and CNBB.

                                                         TSFG                                     CNBB
                                            -----------------------------        ------------------------------------
                                              Price Range                            Price Range
                                            --------------                       ----------------
                                                           Cash Dividends                             Cash Dividends
                                              High    Low    Per Share             High      Low        Per Share
                                              ----    ---  --------------          ----      ---      --------------


2002
First Quarter                                20.49    17.51     0.12             10.12       9.35          0.05
Second Quarter                               24.29    19.96     0.12             12.25       9.66          0.05
Third Quarter                                22.81    18.11     0.12             12.24      10.70          0.05
Fourth Quarter                               23.09    18.62     0.14             16.34      11.60          0.05

2003
First Quarter                                22.06    19.25     0.14             18.25      15.00          0.06
Second Quarter                               25.38    21.60     0.14             18.25      14.70          0.06
Third Quarter                                25.99    22.90     0.14             18.33      15.00          0.06
Fourth Quarter                               29.58    24.50     0.15             24.40      18.00          0.06

2004
First Quarter                                31.09    27.00     0.15             25.95      19.87          0.07
Second Quarter (through May 18, 2004)        30.18    25.85     0.15             25.00      21.61          0.07



                           COMPARATIVE PER SHARE DATA

The following table shows historical information about our companies' respective earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which we refer to as "pro forma" information, at or for the year ended December 31, 2003 and the quarter ended March 31, 2004. In presenting the comparative pro forma information for the periods shown, we assumed that TSFG and CNBB had been combined throughout those periods.

The merger will be accounted for under the "purchase" method of accounting. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of the completion date of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after consummation of the merger reflect such values and are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

The information listed as "equivalent pro forma" for CNBB was obtained by multiplying the pro forma amounts by the 0.84 exchange ratio for CNBB common stock. In this information, the TSFG common stock is valued at $28.99 per share, which was the average closing price for the five trading days ending two days after the announcement date of January 21, 2004. The pro forma information will change to the extent that there are any changes in CNBB outstanding shares and options.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information does not reflect any potential benefits from potential cost savings or synergies expected to be achieved following the merger. The pro forma information throughout this proxy statement/prospectus, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not necessarily reflect what the historical results of the combined company would have been had our companies been actually combined during the periods presented.

The final allocation of the purchase price will be determined after the merger is completed and after completion of analyses to determine the fair values of CNBB's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. In addition, estimates of merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of the net assets of CNBB will change the amount of the purchase price allocable to goodwill. Additionally, changes to CNBB's shareholders' equity including net income after the dates indicated through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the SEC, which are incorporated into this proxy statement/prospectus by reference. See "Where You Can Find More Information" on page 55.

                            Unaudited Comparative Per Common Share Data
                            --------------------------------------------

                                                                  Three Months Ended            Year Ended
                                                                    March 31, 2004           December 31, 2003
                                                                    --------------           -----------------
TSFG
Basic earnings per common share:
      Historical                                                           $ 0.55                     $ 1.93
      Pro forma                                                              0.53                       1.87
Diluted earnings per common share:
      Historical                                                             0.53                       1.89
      Pro forma                                                              0.51                       1.82
Dividends declared on common stock:
      Historical                                                             0.15                       0.57
      Pro forma                                                              0.15                       0.57
Book value per common share:
      Historical                                                            17.21                      16.59
      Pro forma                                                             18.20                      17.64

CNBB
Basic earnings per common share:
      Historical                                                            $0.28                      $1.06
      Equivalent pro forma                                                   0.45                       1.57
Diluted earnings per common share:
      Historical                                                             0.27                       1.03
      Equivalent pro forma                                                   0.43                       1.53
Dividends declared on common stock:
      Historical                                                             0.07                       0.24
      Equivalent pro forma                                                   0.13                       0.48
Book value per common share:
      Historical                                                             9.26                       9.01
      Equivalent pro forma                                                  15.29                      14.82


                             SELECTED FINANCIAL DATA

The following three tables present unaudited selected financial information of TSFG and CNBB. Some of the financial information is historical and some of it gives effect to the merger on a pro forma basis. The historical information is derived from the historical financial statements of TSFG and CNBB. In all cases, the financial information for each of TSFG and CNBB is presented on a consolidated basis.

The information in the following tables should be read together with the historical financial information that TSFG and CNBB have presented in their prior filings with the Securities and Exchange Commission or included in this proxy statement/prospectus. TSFG and CNBB have incorporated this material into this proxy statement/prospectus by reference to those other filings. See "Where You Can Find More Information" on page 55.


                         The South Financial Group, Inc.
                 Selected Consolidated Historical Financial Data
            (dollars and shares in thousands, except per share data)

                                                  At and For The Three
                                                Months Ended March 31,             At and For The Years Ended December 31,____
                                              ------------------------- -----------------------------------------------------------
                                                  2004         2003        2003         2002         2001        2000       1999
                                                  ----         ----        ----        ----         ----        ----       ----
Statement of Income Data
Interest income.............................  $  117,014    $   98,971  $  414,128  $  353,739   $  372,101  $  381,514  $ 321,092
Interest expense ...........................      34,998        33,500     141,537     135,487      197,324     214,403    146,478
                                              ----------    ----------  ----------  ----------   ----------  ----------  ---------
      Net interest income ..................      82,016        65,471     272,591     218,252      174,777     167,111    174,614
Provision for loan losses...................       7,722         5,500      20,581      22,266       22,045      23,378     18,273
Noninterest income..........................      29,288        19,886      95,490      59,640       53,484      48,545     59,649
Noninterest expenses .......................      57,271        48,890     207,170     162,840      140,820     181,538    154,829
Income taxes ...............................      14,018         9,910      43,260      28,972       22,422       3,751     20,711
Minority interest in consolidated
     subsidiary, net of tax.................           -        (1,012)     (2,012)     (3,250)      (1,364)          -          -
                                              ----------    ----------- ----------- -----------  ----------- ----------  ---------
      Income before cumulative effect
           of change in accounting principle      32,293        20,045      95,058      60,564       41,610       6,989     40,450
Cumulative effect of change in accounting
  principle, net of tax.....................           -             -           -      (1,406)         282           -          -
                                              ----------    ----------  ----------  ----------   ----------  ----------  ---------
         Net income.........................  $   32,293    $   20,045  $   95,058  $   59,158   $   41,892  $    6,989  $  40,450
                                               =========     =========   =========   =========    =========   =========   ========

Per Common Share Data
Basic:
   Income before cumulative effect
      of change in accounting principle.....   $    0.55     $    0.42   $    1.93   $    1.45    $    0.99   $    0.16   $    0.95
   Net income...............................        0.55          0.42        1.93        1.42         1.00        0.16        0.95
Diluted:
   Income before cumulative effect
      of change in accounting principle.....        0.53          0.42        1.89        1.42         0.97        0.16        0.93
   Net income...............................        0.53          0.42        1.89        1.38         0.98        0.16        0.93
Cash dividends declared.....................        0.15          0.14        0.57        0.50         0.45        0.41        0.37
Book value (period end).....................       17.21         13.68       16.59       13.66        11.11       11.04       11.55
Market price (period end)...................       29.59         21.65       27.75       20.66        17.75       13.25       18.25

Balance Sheet Data (Period End)
Total assets................................  $10,874,634   $8,965,211  $10,719,401 $7,941,010   $6,029,442  $5,220,554  $4,768,656
Securities..................................   3,866,120     3,422,928   4,007,571   2,572,186    1,643,395     899,544    964,146
Loans held for sale.........................      15,850        60,202      29,619      67,218        6,513      12,630     45,591
Loans held for investment...................   5,986,684     4,515,133   5,732,205   4,434,011    3,730,250   3,722,552  3,246,129
Allowance for loan losses...................      74,871        66,133      73,287      70,275       44,587      43,024     33,756
Total deposits..............................   6,045,330     4,735,715   6,028,649   4,592,510    3,605,255   3,894,662  3,481,651
Long-term debt..............................   2,524,966     2,118,810   2,702,879   1,221,511      411,294     318,326    314,279
Shareholders' equity........................   1,025,821       635,000     979,869     646,799      458,174     468,653    500,590
Common shares outstanding...................      59,599        46,406      59,064      47,347       41,229      42,460     43,327

Balance Sheet Data (Averages)
Total assets................................  $10,825,717   $8,394,108  $9,260,767  $6,497,607   $5,459,515  $5,032,700  $4,282,274
Securities..................................   3,986,351     3,009,441   3,471,324   1,850,798    1,125,602     875,876    711,276
Loans held for sale.........................      18,451        53,604      51,269      38,308        9,572           -          -
Loans held for investment...................   5,836,599     4,467,361   4,864,168   3,969,786    3,759,786   3,545,336  3,045,913
Total earning assets........................   9,846,551     7,566,149   8,425,590   5,924,077    4,928,970   4,450,016  3,820,904
Total deposits..............................   5,940,292     4,590,625   5,147,627   3,855,929    3,688,250   3,699,553  3,373,282
Shareholders' equity........................     996,494       653,106     709,139     497,341      483,634     479,800    483,214
Common shares outstanding:
      Basic.................................      59,214        47,325      49,204      41,715       42,098      42,908     42,686
      Diluted...............................      60,809        48,257      50,328      42,715       42,824      43,551     43,618

Financial Ratios
Net interest margin (tax equivalent) ......         3.39%         3.54%       3.27%       3.72%        3.59%       3.81%       4.62%
Return on average assets...................         1.20          0.96        1.03        0.91         0.77        0.14        0.94
Return on average equity...................        13.03         12.28       13.40       11.89         8.66        1.46        8.37
Average equity as a % of average assets....         9.20          7.78        7.66        7.65         8.86        9.53       11.28

Asset Quality Ratios
Nonperforming assets as a % of loans held
  for investment and other real estate
  owned....................................         1.05          1.59        1.06        1.67         1.17        0.58        0.43
Net charge-offs to average loans held for
  investment...............................         0.42          0.88        0.62        0.49         0.54        0.39        0.39
Allowance for loan losses as a % of loans
  held for investment......................         1.25          1.46        1.28        1.58         1.20        1.16        1.04

                          CNB Florida Bancshares, Inc.
                 Selected Consolidated Historical Financial Data
            (dollars and shares in thousands, except per share data)

                                             At and For The Three
                                           Months Ended March 31,                At and For The Years Ended December 31, ____
                                             2004         2003          2003         2002         2001         2000        1999
                                             ----         ----          ----         ----         ----         ----        ----
Statement of Income Data
Interest income.........................  $   11,305   $   10,697   $   43,530    $   41,398   $   40,417   $   32,061   $  23,758
Interest expense .......................       3,551        4,137       15,532        15,646       19,629       14,736       9,052
                                          ----------   ----------   ----------    ----------   ----------   ----------   ---------
     Net interest income ...............       7,754        6,560       27,998        25,752       20,788       17,325      14,706
Provision for loan losses...............         475          675        2,100         2,375        2,050        1,350       1,160
Noninterest income......................       1,302        1,622        6,219         6,304        5,633        3,338       2,952
Noninterest expenses ...................       5,835        5,469       21,707        21,156       19,836       15,481      11,994
Income taxes ...........................       1,004          737        3,833         3,141        1,594        1,325       1,563
                                          ----------   ----------   ----------    ----------   ----------   ----------   ---------
          Net income...................   $    1,742   $    1,301   $    6,577    $    5,384   $    2,941   $    2,507   $   2,941
                                          ==========   ==========   ==========    ==========   ==========   ==========   =========

Per Common Share Data
Net income, basic.......................   $    0.28    $    0.21    $    1.06     $    0.88    $    0.48    $    0.41    $    0.49
Net income, diluted.....................        0.27         0.21         1.03          0.87         0.48         0.41         0.48
Cash dividends declared.................        0.07         0.06         0.24          0.20         0.20         0.20         0.20
Book value (period end).................        9.26         8.40         9.01          8.31         7.64         7.32         7.04
Market price (period end)...............       24.80        18.00        23.00         15.89        10.00         8.00         9.63

Balance Sheet Data (Period End)
Total assets............................  $  833,334   $  774,205   $  819,935    $  730,674   $  612,021   $  467,593   $ 346,076
Loans held for sale.....................         216        1,836        1,063        10,893        9,908          962           -
Loans held for investment...............     698,420      605,962      681,750       605,785      511,647      379,859     266,084
Allowance for loan losses...............       7,486        6,548        7,329         6,574        5,205        3,670       2,671
Total deposits..........................     742,171      694,816      723,686       648,636      532,891      367,686     288,203
Long-term debt..........................      10,000       10,000       10,000        10,000       10,000            -           -
Shareholders' equity....................      58,004       51,576       56,387        50,921       46,669       44,636      43,075
Common shares outstanding...............       6,264        6,142        6,257         6,126        6,106        6,099       6,116

Balance Sheet Data (Averages)
Total assets............................  $  828,123   $  759,136   $  787,877    $  662,556   $  555,875   $  403,276   $ 321,455
Loans held for sale.....................         287        6,970        2,676         6,402        7,528          146           -
Loans held for investment...............     689,701      604,042      632,254       553,476      458,023      317,345     215,861
Total earning assets....................     778,877      702,691      735,973       607,383      500,642      364,852     293,912
Total deposits..........................     730,538      678,722      704,191       585,522      466,080      328,574     269,886
Shareholders' equity....................      57,653       51,650       53,598        48,828       45,749       43,643      41,809
Common shares outstanding:
      Basic.............................       6,258        6,127        6,199         6,104        6,095        6,095       5,995
      Diluted...........................       6,497        6,327        6,399         6,216        6,188        6,134       6,070

Financial Ratios
Net interest margin....................         4.00%        3.79%        3.80%         4.24%        4.15%        4.75%        5.00%
Return on average assets...............         0.85         0.70         0.83          0.81         0.53         0.62         0.91

Return on average equity...............        12.15        10.22        12.27         11.03         6.43         5.74         7.03
Average equity as a % of average assets         6.96         6.80         6.80          7.37         8.23        10.82        13.01

Asset Quality Ratios
Nonperforming assets as a % of loans
  held for investment and other real
  estate owned.........................         0.29         1.24         0.56          1.33         0.56         0.39         0.31
Net charge-offs to average loans held
  for investment.......................         0.19         0.47         0.21          0.18         0.14         0.11         0.17
Allowance for loan losses as a  % of
  loans held for investment............         1.07         1.08         1.08          1.09         1.02         0.97         1.00

        The South Financial Group, Inc. and CNB Florida Bancshares, Inc.
         Unaudited Pro Forma Condensed Combined Selected Financial Data
                  (dollars in thousands, except per share data)

       The pro forma information is presented using the purchase method of accounting. The pro forma information showing the combined results of TSFG and CNBB is provided for informational purposes only. It is not necessarily indicative of actual results that would have been achieved had the merger agreement been consummated on the dates or at the beginning of the periods presented, nor is it necessarily indicative of future results. It does not reflect any potential benefits from cost savings or synergies expected to be achieved following the merger. On March 17, 2004, TSFG announced a definitive agreement to acquire Florida Banks, Inc. ("FLBK"). FLBK, headquartered in Jacksonville, Florida, had $989.8 million in assets and approximately 6.9 million common shares at March 31, 2004. Under the terms of the agreement, FLBK's shareholders will receive 0.77 shares of TSFG for each share of FLBK. The following unaudited pro forma condensed combined selected financial data excludes FLBK since it does not meet the significant subsidiary thresholds.

                                                                  At and For the Three             At and For the
                                                                      Months Ended,                 Year Ended,
                                                                    March 31, 2004              December 31, 2003
                                                                    --------------              -----------------
Statement of Income Data
Interest income.............................................     $   127,701              $  455,188
Interest expense ...........................................          37,388                 152,427
                                                                    --------                 -------
     Net interest income ...................................          90,313                 302,761
Provision for loan losses...................................           8,197                  22,681
Noninterest income..........................................          30,590                 101,709
Noninterest expenses .......................................          63,738                 231,405
Income taxes ...............................................          14,988                  46,956
Minority interest in consolidated subsidiary, net of tax....               -                  (2,012)
                                                                    --------                 --------
     Net income.............................................     $    33,980              $  101,416
                                                                    ========                 =======

Per Common Share Data
Net income, basic...........................................     $      0.53              $     1.87

Net income, diluted.........................................            0.51                    1.82

Cash dividends declared.....................................            0.15                    0.57

Book value (period end).....................................           18.20                   17.64

Balance Sheet Data (Period End)
Total assets................................................     $11,817,019
Loans.......................................................       6,712,003
Allowance for loan losses...................................          82,357
Total deposits..............................................       6,792,711
Long-term debt..............................................       2,534,966
Shareholders' equity........................................       1,178,458
Common shares outstanding...................................          64,750

The TSFG and CNBB pro forma information above reflects the following pro forma assumptions:

1. The pro forma financial information reflects the addition of 5,150,596 shares of TSFG common stock with an aggregate par value of $5.2 million, an increase in surplus of $144.2 million for the excess of the fair value of the shares over the par value, an increase in surplus of $8.0 million for the fair value of outstanding employee stock options, and $110.8 million of goodwill and other intangible assets. Amortization of the non-compete agreements is assumed to be on a straight-line basis over a three to four-year life. Amortization of the core deposit intangible is assumed to be on a sum-of-the-years-digits basis over a ten-year life.
2. The pro forma financial information includes estimated adjustments to record certain assets and liabilities of CNBB at their respective fair values. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed.
3. The pro forma information includes adjustments to eliminate the 125,000 shares of CNBB common stock owned by TSFG.
4. Pro forma balance sheet adjustments include payment of an estimated $4.4 million in investment banking fees, severance, contract terminations, and non-compete agreements; accrual of an estimated $5.8 million in merger-related expenses; an estimated net increase of $5.6 million to reflect net assets of CNBB at their respective fair values ($10.8 million premium on loans, offset by $5.2 million premium on deposits); and an estimated $3.4 million to record liabilities assumed in the purchase business combination. The liabilities recorded in the merger consist principally of acquisition costs related to professional fees, lease terminations, and other. The merger-related expenses, which are charged to retained earnings, are for estimated costs, such as advertising, personnel training, retention program expenses, and system conversion. The merger-related expenses are not included in the pro forma statement of income data since they will be recorded in the combined results of operations after completion of the merger and are not expected to have a continuing impact on the combined company.
5. The pro forma computation of basic and diluted average common shares outstanding is determined by adding CNBB average shares (less 125,000 shares owned by TSFG) multiplied by the 0.84 exchange ratio.
6. TSFG and CNBB pro forma cash dividends declared represent TSFG historical cash dividends declared.

                                  RISK FACTORS

         In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading "Forward-Looking Statements" beginning on page 57, the following factors should be considered carefully when evaluating this transaction and the value of TSFG common stock to be received in this transaction.

         Because the market price of TSFG common stock will fluctuate, you cannot be sure of the value of the merger consideration that you will receive. Upon completion of the merger, each share of CNBB common stock will be converted into merger consideration consisting of shares of TSFG common stock pursuant to the terms of the merger agreement. CNBB shareholders will receive 0.84 shares of TSFG common stock for each share of CNBB common stock that they own. The price of TSFG common stock will fluctuate with the market. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

         Accordingly, at the time of the CNBB special meeting, you will not be able to determine the value of the shares of TSFG stock you would receive upon completion of the merger.

         The market price of the shares of TSFG common stock may be affected by factors different from those affecting the shares of CNBB common stock. Upon completion of the merger, holders of CNBB common stock will become holders of TSFG common stock. Some of TSFG's current businesses and markets differ from those of CNBB and, accordingly, the results of operations of TSFG after the merger may be affected by factors different from those currently affecting the results of operations of CNBB. For a discussion of the businesses of TSFG and CNBB and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under "Where You Can Find More Information" on page 55.

         We may fail to realize the cost savings we estimate for the merger. The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of TSFG and CNBB. TSFG's management originally estimated that approximately $4.5 million of annual pre-tax (or $2.9 million after-tax) costs savings are expected to be fully phased in by 2005. While we continue to be comfortable with these estimates as of the date of this proxy statement/prospectus, it is possible that our estimates of the potential cost savings could turn out to be incorrect. Our cost savings estimates also depend on our ability to combine the businesses of TSFG and CNBB in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to successfully combine our two companies, the anticipated cost savings may not be fully realized or at all, or may take longer to realize than expected.

         Combining our two companies may be more difficult, costly or time-consuming than we expect. TSFG and CNBB have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

         Future results of the combined companies may materially differ from the pro forma financial information presented in this proxy statement/prospectus. Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results. In accordance with the purchase method of accounting, CNBB's assets to be acquired and liabilities to be assumed will be recorded at their estimated fair value, which in many instances involves estimates based on third party, internal, or other valuation techniques and includes the establishment of various accruals for acquisition-related items. We have estimated that the combined company will record approximately $110.8 million in goodwill and other intangible assets, $5.8 million (pre-tax) of merger-related expenses, and a net increase of $5.6 million to reflect net assets of CNBB at their respective fair values (a $10.8 million premium on loans, offset by a $5.2 million premium on deposits). The charges for direct acquisition costs and merger-related expenses may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, these charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The majority of the purchase accounting adjustments will be recorded upon completion of the merger but some of the charges will be recorded as incurred in periods subsequent to the merger.

         TSFG has experienced significant growth through acquisitions, which could, in some circumstances, adversely affect net income. TSFG has experienced significant growth in assets as a result of acquisitions. Moreover, TSFG anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with TSFG's acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into TSFG and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent that TSFG can continue to grow through acquisitions.

         Any future acquisitions will be accounted for using the purchase method of accounting. Acquisitions accounted for by the purchase method of accounting may lower the capital ratios of the entities involved. Consequently, in the event that TSFG engages in significant acquisitions accounted for by the purchase method of accounting in the future, TSFG may be required to raise additional capital in order to maintain capital levels required by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

         In the future, TSFG may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. In addition to TSFG's proposed acquisition of CNBB, it has announced a definitive agreement to acquire Florida Banks, Inc. See "Description of TSFG - Recent Developments" on page 19. TSFG anticipates that it will continue to expand by acquisition in the future.

         TSFG has various antitakeover measures that could impede the takeover of TSFG. TSFG has various antitakeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of TSFG without the approval of TSFG's board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of TSFG common stock. See "Description of TSFG Capital Stock" on page 52.

         The antitakeover measures include various charter provisions providing for, among other things, a "staggered" board of directors and supermajority voting requirements in connection with the removal of directors without cause and certain business combinations involving TSFG.

         TSFG has experienced significant growth in commercial lending activities, which entails special risks not associated with other types of loans. Over the past several years, TSFG has experienced significant growth in commercial and commercial real estate loans. These loans are generally more risky than one-to-four family mortgage loans because they are unique in character, generally larger in amount and dependent upon the borrower's ability to generate cash to service the loan. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. There is a risk that the quality of TSFG's loan portfolio could decline, particularly in connection with the rapid growth in loans TSFG has experienced over the past several years.

                               DESCRIPTION OF TSFG


TSFG

         TSFG is a financial holding company registered under the Bank Holding Company Act of 1956. It is headquartered in Greenville, South Carolina and engages in a general banking business primarily through two banking subsidiaries:

     o Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank that engages in a general banking business through 100 locations, which are located throughout South Carolina and in North Carolina. At March 31, 2004, it had total assets of $8.6 billion, total loans of $4.5 billion, and total deposits of $4.5 billion.

     o Mercantile Bank. Mercantile Bank is a Florida-chartered, non-member bank that engages in a general banking business through 34 locations, which are located primarily in the Orlando, Tampa Bay, and Jacksonville area. At March 31, 2004, it had total assets of $2.5 billion, total loans of $1.5 billion, and total deposits of $1.5 billion.

         Through its subsidiaries, TSFG provides a full range of banking services, including asset management, insurance, investments, mortgage, trust and investment services designed to meet substantially all of the financial needs of its customers. TSFG commenced operations in December 1986. At March 31, 2004, it had total assets of $10.9 billion, total loans of $6.0 billion, total deposits of $6.0 billion and $1.0 billion in shareholders' equity. TSFG's common stock trades on the Nasdaq National Market under the symbol "TSFG." The deposits associated with its banking subsidiaries are insured by the FDIC.

         The principal executive offices of TSFG are located at 102 South Main Street, Greenville, South Carolina 29601, and its telephone number is (864) 255-7900.


Recent Developments

         Acquisition of Florida Banks, Inc. On March 17, 2004, TSFG and Florida Banks, Inc. ("FLBK") entered into a merger agreement whereby FLBK would be merged into TSFG. FLBK is headquartered in Jacksonville, Florida and operates primarily through its subsidiary bank, Florida Bank, N.A. ("Florida Bank"). Florida Bank operates full-service banking offices in Tampa, Jacksonville, Alachua County (Gainesville), Broward County (Ft. Lauderdale), Pinellas County (St. Petersburg/Clearwater/Largo), Marion County (Ocala) and West Palm Beach. Under the terms of the merger agreement, TSFG would issue 0.77 shares of TSFG common stock for each outstanding share of FLBK common stock. At March 31, 2004, FLBK had 6,939,177 shares of common stock outstanding. The total transaction value is approximately $166.0 million.

          At March 31, 2004, FLBK had total assets of $989.8 million, total loans of $806.8 million, total deposits of $823.2 million and $57.9 million in shareholders' equity. For the three months ended March 31, 2004, FLBK reported a net loss applicable to common shares of $928,000, or $0.14 per diluted common share, compared to net income applicable to common shares of $731,000, or $0.11 per diluted common share for the three months ended March 31, 2003. FLBK files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that FLBK files with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

                               DESCRIPTION OF CNBB


General

         Business. CNBB is a bank holding company that was organized under Florida law in 1988. It is the parent company of CNB National Bank, and its primary business activity is its investment in and managing the business of CNB National Bank. CNB National Bank is a national bank which first began banking operations in 1986. Its deposits are insured by the FDIC. CNBB is headquartered in Jacksonville, Florida, and CNB National Bank is headquartered in Lake City, Florida. CNB National Bank is engaged in a general community-oriented commercial and consumer banking business in Northeast Florida.

         On March 31, 2004, CNBB had total assets of $833.3 million, total loans of $698.6 million, total deposits of $742.2 million, and total shareholders' equity of $58.0 million. CNBB's headquarters is located at 9715 Gate Parkway North, Jacksonville, Florida 32246, and its telephone number at that address is
(904) 997-8484.

         Banking Offices and Markets. CNB National Bank has 16 full-service banking offices located in the towns of Lake City and Fort White (Columbia County), Live Oak (Suwannee County), Macclenny (Baker County), Starke (Bradford County), Gainesville (Alachua County), Lake Butler (Union County), Jacksonville (Duval County), and St. Augustine (St. Johns County).

         Services. CNB National Bank's operations are primarily retail oriented and directed toward individuals and small- and medium-sized businesses located in its banking markets. The majority of its customers are residents of or do business in its banking markets. Its principal activities are the taking of demand and time deposits and the making of consumer, commercial and mortgage loans. Its primary source of revenue is interest income derived from its lending activities.

         Competition. CNB National Bank competes for deposits in its banking market with other commercial banks, savings banks and other thrift institutions, credit unions, agencies issuing United States government securities and all other organizations and institutions engaged in money market transactions. In its lending activities, CNB National Bank competes with all other financial institutions and with consumer finance companies, mortgage companies and other lenders. Commercial banking in CNB National Bank's banking markets and in Florida as a whole is extremely competitive. Numerous commercial banks, thrift institutions and credit unions have offices in its banking markets.

         Employees. On March 31, 2004, CNB National Bank employed 263 full-time and part-time employees (including its executive officers). It is not a party to any collective bargaining agreement with its employees, and it considers its relations with its employees to be good. CNBB has no separate employees of its own.

         Legal Proceedings. From time to time CNBB and CNB National Bank may become involved in legal proceedings occurring in the ordinary course of their businesses. However, subject to the uncertainties inherent in any litigation, there currently are no pending or threatened proceedings that management of CNBB believes are likely to result in a material adverse change in CNBB's consolidated financial condition or operations.

         Properties. CNB National Bank owns 16 of the facilities used for banking, administration and operations and leases 2 additional facilities. On March 31, 2004, CNBB's consolidated investment in premises and banking equipment (cost less accumulated depreciation) was $24.8 million.

                            THE CNBB SPECIAL MEETING

         The CNBB board is providing this proxy statement/prospectus to you in connection with its solicitation of proxies for use at the special meeting of CNBB shareholders and at any adjournments or postponements of the special meeting.

         TSFG is also providing this proxy statement/prospectus to you as a prospectus in connection with the offer and sale by TSFG of its shares of common stock as a result of the proposed merger.

         Your vote is important. Please complete, date and sign the enclosed proxy card and return it in the postage prepaid envelope provided. If your shares are held in "street name," you should instruct your broker how to vote by following the directions provided by your broker.


Time and Place; Purposes


         CNBB will hold the special meeting on June 23, 2004 at 11:00 a.m., local time at the Jacksonville Marriott located at 4670 Salisbury Road, Jacksonville, Florida. At the special meeting (and any adjournment or postponement of the meeting), holders of CNBB common stock will be asked to consider and vote upon a proposal to approve the merger agreement.


Record Date

         The CNBB board has fixed the close of business on May 7, 2004 as the record date for determining the CNBB shareholders entitled to receive notice of and to vote at the special meeting. As of the record date, there were 6,286,162 issued and outstanding shares of CNBB common stock held by approximately 471 holders of record. Only holders of record of CNBB common stock as of the record date are entitled to notice of and to vote at the special meeting.


Recommendation of the CNBB Board of Directors

         The board of directors of CNBB unanimously approved the merger agreement and recommends that stockholders vote "FOR" approval of the merger agreement. See "The Merger--CNBB's Reasons for the Merger" on page 25.


Quorum; Effect of Abstentions and Broker Non-Votes

         The presence, in person or by properly executed proxy, of the holders of at least a majority of the outstanding shares of the common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present.

         Because approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of CNBB common stock, abstentions will have the same effect as a vote against the merger agreement. The proposal to approve the merger agreement is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not given voting instructions.


Proxies

         Solicitation. Proxies in the form included in the proxy card accompanying this proxy statement/prospectus are being solicited by the CNBB board. Any CNBB stockholder may revoke its proxy by following the instructions in the proxy statement/prospectus at any time before the proxy has been voted at the special meeting. Even if you have given your proxy, you may still vote in person if you attend the special meeting. Please do not send any stock certificate to us at this time.

         Shares represented by properly executed proxies which are received in time and not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, those proxies will be voted "FOR" approval of the merger proposal and any other matter that may come before the special meeting, including a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against approval of the merger proposal will be voted in favor of any adjournment or postponement of the special meeting.

         Directors, officers and other employees of CNBB or its subsidiaries may solicit proxies, including personally or by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. CNBB will arrange with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by those persons, and CNBB will reimburse these persons for their reasonable out-of-pocket expenses.

         Revocability. If you hold your shares in your own name, you may revoke your proxy at any time before its exercise at the special meeting by:

     o    giving written notice of revocation to the Secretary of CNBB,

     o    properly submitting a duly executed proxy bearing a later date, or

     o    voting in person at the special meeting.

         You should address all written notices of revocation and other communications with respect to revocation of proxies to:

         CNB Florida Bancshares, Inc.
         9715 Gate Parkway North
         Jacksonville, Florida 32246
         Attention: G. Thomas Frankland

         A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy unless notice of the death or incapacity is filed with the Secretary of CNBB, before the shares are voted.

         If your shares are held in "street name" and you have instructed your broker to vote your shares, you must follow directions provided by your broker to change your vote.


Vote Required for Approval

         The affirmative vote of the holders of at least a majority of the outstanding shares of CNBB common stock is required for approval of the merger proposal. Each share of CNBB common stock is entitled to one vote on each matter submitted to the meeting. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement.

         As of the record date, the directors and executive officers of CNBB owned and are entitled to vote 2,166,348 shares of CNBB common stock, which represents approximately 34% of the outstanding shares of CNBB common stock. As of the record date, TSFG held 125,000 shares of CNBB common stock. Holders of a majority of the outstanding shares of CNBB common stock must vote in favor of the merger in order for it to be approved.

                                   THE MERGER

         The following is a description of the material information pertaining to the merger, including the material terms and conditions of the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus.


Transaction Structure

     The merger agreement provides for a transaction in which CNBB will merge with and into TSFG. TSFG will be the surviving corporation in the merger. Each share of CNBB common stock issued and outstanding at the effective time of the merger will be converted into shares of TSFG common stock, as described below.

     The TSFG articles of incorporation will be the articles of incorporation of the combined company after completion of the merger, and the TSFG bylaws will be the bylaws of the combined company. Upon completion of the merger, the board of directors of TSFG will be expanded by one member and an individual currently serving on CNBB's board of directors will be selected by TSFG to become a member of the board of directors of TSFG.


Background of the Merger

         The CNBB board of directors has periodically reviewed strategic options for CNBB as part of its corporate governance responsibilities, including strategies to grow CNBB's business through business initiatives and through acquisitions of other financial institutions. These strategic discussions also included the possibility of business combinations involving CNBB and larger financial institutions, particularly in view of the increasing competition, continuing consolidation and other developments in the financial services industry.

         In May, 2003, an investment banker met with CNBB management and presented information about the value that the company might command in the marketplace in what the investment banker viewed as a very advantageous timeframe. He noted in particular the interest that TSFG had demonstrated in the State of Florida. As a result of that meeting, the executive committee of the CNBB board of directors met on May 6, 2003 to review the analysis presented by the investment banker. The executive committee agreed that the opportunities described in the materials were worthy of exploration. They discussed the attractiveness of TSFG as compared with other potential acquirors. They requested that K.C. Trowell ask a representative from TSFG to meet with the executive committee to discuss that potential opportunity. In view of the exploratory stage of the process, the committee did not consider a full board meeting necessary until the time that a recommendation would be made to proceed with a transaction and the terms of that transaction had been broadly framed.

         On May 19, 2003, the executive committee met in Jacksonville with Mack Whittle, President and Chief Executive Officer of TSFG to learn more information about that company. Mr. Whittle gave a presentation on the company's history, current results and a strategic plan. He noted that the company was very interested in expanding its operations in Florida and was already successfully doing so. It planned on making one or two further acquisitions in Florida if the opportunity presented itself. At the end of that meeting, after Mr. Whittle had left, it was decided that the company should proceed further in evaluating its strategic options and that CNBB should start a process of selecting an investment advisor to assist in that process.

         During June and July, the executive committee met separately with three investment banking firms and on August 1, 2003, CNBB retained Hovde Financial LLC to assist in evaluating the strategic opportunities available to CNBB. CNBB decided to engage Hovde Financial because it had in the past advised other financial institutions in connection with business combinations and CNBB believed that Hovde Financial's familiarity with the Florida banking market and with TSFG would aid the CNBB board of directors in their evaluation.

         In August and September, Hovde Financial prepared and circulated to the executive committee materials describing CNBB and the value it presented to a potential acquiror. During that period, the identity of potential acquirors was discussed and a list finalized of those companies that would be contacted by Hovde Financial.

         In late September, materials describing CNBB were distributed to the companies that the executive committee had designated. In the ensuing weeks, representatives of Hovde Financial met with representatives of those companies.

         As a result of this process, the executive committee determined to pursue further a possible transaction with TSFG. Accordingly, on November 11, 2003, the executive committee flew to Greenville, South Carolina, to meet with the executive committee of TSFG. At this meeting, which was chaired by Mack Whittle, he noted that TSFG had recently completed a very successful and oversubscribed offering of its common stock. After that meeting, the CNBB executive committee flew to visit the TSFG operations center in Lexington, South Carolina and received a tour of the facility.

         On November 12, 2003, the executive committee met with representatives of Hovde Financial and instructed them to pursue obtaining an offer from TSFG within parameters that the executive committee set out. Representatives of Hovde Financial proceeded to do so and pursued negotiations with TSFG and its investment advisor, J.P. Morgan. On November 21, the executive committee met and elected to allow TSFG to begin preliminary due diligence.

         As negotiations progressed, the executive committee decided that the entire board of directors of CNBB should become involved in the process. On December 9, 2003, the board of directors met with representatives of Hovde Financial. Hovde Financial made a presentation regarding the fairness of TSFG's tentative proposal from a financial perspective. Based upon that presentation, the board agreed in principle to the terms presented by TSFG. While these discussions proceeded, legal counsel of TSFG and CNBB began to draft definitive documentation with respect to the proposed merger. From that time until the signing of the definitive agreement on January 20, 2004, negotiations continued between TSFG and CNBB and their respective advisors regarding the proposed transaction, the merger agreement and related agreements. On January 16, 2004, the CNBB board of directors convened to review and discuss the proposed merger, the terms of the proposed merger agreement and the status of the negotiations with TSFG. Representatives from Hovde Financial were present at the meeting. The board reviewed CNBB's prior discussions of strategic alternatives, including the possibility of a sale to another financial institution or remaining as an independent company and seeking growth through internal initiatives and/or strategic acquisitions of other financial institutions. The board noted that, as discussed in prior board meetings, size and diversification beyond the level CNBB believed to be reasonably achievable on an independent basis was becoming increasingly important to continued success in the current financial services environment. The board also reviewed the strategic rationale of the transaction, including the ability of shareholders to participate in a larger, more diversified financial institution, the ability to combine the relative strengths and geographies of the two institutions, the ability of the CNBB shareholders to achieve a premium based on recent market valuations and other matters discussed under "CNBB's Reasons for the Merger."

         Hovde Financial presented financial information regarding TSFG and the proposed merger. Hovde Financial's discussion with the CNBB board of directors covered a range of matters, including the key financial terms of the proposed merger, review of relevant business and financial information regarding the two companies, historical stock price performance, valuation methodologies and analyses and the other matters set forth in "Opinion of CNBB's Financial Advisor." After this discussion, Hovde Financial orally confirmed that it would deliver its opinion that, as of the date of the merger agreement, and based on and subject to the considerations set forth in its opinion, the exchange ratio pursuant to the agreement was fair to the holders of shares of CNBB common stock from a financial point of view (which opinion was subsequently delivered in writing as of the date of the merger agreement). The full text of the Hovde Financial opinion is attached as Appendix B to this proxy statement/prospectus. Also, at this meeting, the CNBB board of directors discussed with McGuireWoods LLP the proposed terms of a definitive merger agreement and key employee retention and employment agreements, discussed the expected timetable to closing and the various approvals, including stockholder and regulatory approvals, that would be required to complete the transaction, and reviewed the legal principles applicable to the CNBB board of directors' decisions and actions with respect to the proposed transaction.

         CNBB's board of directors discussed the proposed transaction and asked questions of CNBB management and the financial and legal advisors regarding the transaction. After these discussions, the CNBB board of directors determined that the transactions contemplated by the merger agreement were fair to and in the best interests of CNBB and its stockholders. The CNBB board of directors then unanimously voted to approve the merger agreement and the transactions contemplated by that agreement and the related agreements, and the proposed retention and employment agreements in connection with the merger, subject to finalization by CNBB's management and advisors.

         Counsel to CNBB and TSFG continued to finalize legal and technical points on the merger agreement. On January 20, 2004, CNBB and TSFG finalized and executed the merger agreement, and the transaction was announced on January 21, 2004 in press releases issued by TSFG and CNBB prior to the opening of trading on the NASDAQ.

         For the reasons set forth below, the CNBB board of directors has approved and adopted the merger agreement as advisable and in the best interests of CNBB and its shareholders and recommends that the CNBB shareholders vote for the approval and adoption of the merger agreement.


CNBB's Reasons for the Merger

         In reaching its decision to approve the merger agreement and recommend the merger to its shareholders, the CNBB board of directors consulted with CNBB's management, as well as its legal and financial advisors, and carefully considered a number of factors and potential benefits, including:

     o its knowledge of CNBB's business, operations, financial condition, earnings and prospects, including its potential growth and profitability and the associated business risks;

     o its knowledge of the current and prospective economic and competitive environment facing the financial services industry generally, including continued consolidation and evolving trends in technology, and the competitive effects of these factors on smaller financial institutions such as CNBB;

     o the exchange ratio, which represents a 9.5% premium over the closing price of CNBB common stock on January 16, 2004;

     o the financial analyses presented by Hovde Financial to the CNBB board of directors, and the opinion delivered to CNBB by Hovde Financial, to the effect that, as of January 16, 2004, and based upon and subject to the considerations set forth in the opinion, the merger consideration was fair from a financial point of view to the holders of shares of CNBB common stock;

     o its review, based in part on the presentation of its financial advisor and CNBB's management, of TSFG's business, operations, financial condition, earnings and prospects and the historical trading prices of TSFG's common stock as well as its greater liquidity as compared to CNBB common stock;

     o    its belief that a combination with TSFG would allow CNBB shareholders
          - as shareholders of the combined entity - to participate in a company with better future prospects than CNBB was likely to achieve on a stand-alone basis;

     o the complementary nature of the businesses of CNBB and TSFG and the anticipated improved stability of TSFG's businesses and earnings in varying economic and market climates relative to CNBB on a stand-alone basis as a result of greater geographic, asset and line-of-business diversification;

     o the judgment, advice and analyses of CNBB's management with respect to the potential strategic, financial and operational benefits of the merger;

     o its belief that the transaction with TSFG offered greater value for CNBB's stockholders than other alternatives available to CNBB, including continuing as an independent company;

     o the structure of the merger and the financial and other terms of the merger agreement, including the fact that the transaction is a stock-for-stock merger that would allow shareholders to continue to participate in the future growth prospects of both companies, the merger consideration, the termination fee described below and the other terms of the agreement which are generally customary for similar financial institution transactions;

     o the likelihood that the merger would be completed, given the regulatory and other approvals required in connection with the merger, and the experience, reputation and resources of TSFG;

     o the expected treatment of the merger as a "reorganization" for United States federal income tax purposes which would generally allow CNBB shareholders to avoid recognizing gain or loss upon the conversion of shares of CNBB common stock into shares of TSFG common stock in the merger;

     o that TSFG has agreed, following the merger to (i) appoint a current member of CNBB's board of directors (selected by TSFG) to the TSFG board of directors, and (ii) appoint the other members of the CNBB board to the board and/or advisory board of the Mercantile Bank, both of which are expected to provide a degree of continuity and involvement by CNBB following the merger, in the interest of CNBB's shareholders, customers and employees;

     o the results of the due diligence of TSFG conducted by CNBB's management and its financial advisors; and

     o    TSFG's and CNBB's past experience and success in integrating mergers.

         CNBB's board of directors also considered and, as appropriate, balanced against the potential benefits of the merger a number of neutral and potentially negative factors, including:

     o the restrictions on CNBB's businesses prior to the closing or termination of the merger agreement and the potential time frame that CNBB might be subject to those restrictions;

     o the risk of diverting management and employee resources from other strategic opportunities and operational matters for an extended period of time;

     o the terms of the termination fee, including the risk that the termination fee might discourage third parties from offering to acquire CNBB by increasing the cost of a third party acquisition, and the financial impact on CNBB if it had to pay the termination fee;

     o the possibility that the stockholders of CNBB will not receive the full benefit of any future growth in the value of the equity that CNBB may have achieved as an independent public company, and the possibility that TSFG will not perform as well in the future as CNBB might have performed as a public company without consummating the merger;

     o    the impact of the merger on CNBB's employees;

     o that the value of the merger consideration is determined by a fixed exchange ratio, and the possibility that the market value of TSFG common stock might decrease, resulting in less aggregate value being paid to CNBB stockholders;

     o the significant costs, such as financial advisor, legal and accounting fees, that will be incurred in seeking to consummate the merger;

     o the interests of certain executive officers and directors of CNBB with respect to the merger, described under "Interests of Certain Persons in the Merger," in addition to their interests as stockholders of CNBB generally; and

     o    other matters described under "Risk Factors."

         The foregoing discussion of the factors considered by the CNBB board of directors is not intended to be exhaustive, but rather includes all material factors considered by the CNBB board of directors. In reaching its decision to approve the merger agreement and the other transactions contemplated by the merger agreement, the CNBB board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CNBB board of directors considered all these factors as a whole, and overall considered them to be favorable to, and to support, a determination that the merger agreement is in the best interests of CNBB and its shareholders.

         The CNBB board believes the merger is in the best interests of CNBB and the CNBB shareholders. The CNBB board recommends that CNBB shareholders vote "FOR" the approval of the merger agreement and the consummation of the transactions contemplated by that agreement.


Opinion of CNBB's Financial Advisor

         Hovde Financial LLC has delivered to the Board of Directors of CNB Florida Bancshares, Inc. its opinion that, based upon and subject to the various considerations set forth in its written opinion dated January 16, 2004, the total transaction consideration to be paid to the shareholders of CNBB is fair from a financial point of view as of such date. In requesting Hovde's advice and opinion, no limitations were imposed by CNBB upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated January 16, 2004, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix _. CNBB shareholders should read this opinion in its entirety.

         Hovde Financial is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. CNBB's board of directors selected Hovde Financial to act as its financial advisor in connection with the merger on the basis of the firm's reputation and expertise in transactions such as the merger.

         Hovde will receive a fee contingent upon the completion of the merger for services rendered in connection with advising CNBB regarding the merger, including the fairness opinion and financial advisory services provided to CNBB. As of the date of Hovde's written opinion, such fee would have been approximately 0.9% of the total transaction consideration, and Hovde will receive substantially all of such fee upon the close of the transaction.

         HOVDE FINANCIAL'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE TOTAL TRANSACTION CONSIDERATION, AND, AS SUCH, DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CNBB SHAREHOLDERS AS TO HOW THE SHAREHOLDER SHOULD VOTE AT THE CNBB SHAREHOLDER MEETING. THE SUMMARY OF THE OPINION OF HOVDE SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

         The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the CNBB board by Hovde Financial. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the CNBB board, but it does summarize all of the material analyses performed and presented by Hovde.

         The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde Financial did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde Financial may have given various analyses more or less weight than other analyses. Accordingly, Hovde Financial believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the CNBB board and its fairness opinion.

         In performing its analyses, Hovde Financial made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CNBB and TSFG. The analyses performed by Hovde Financial are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde Financial's analysis of the fairness of the transaction consideration, from a financial point of view, to CNBB shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde Financial's opinion does not address the relative merits of the merger as compared to any other business combination in which CNBB might engage. In addition, as described above, Hovde Financial's opinion to the CNBB board was one of many factors taken into consideration by the CNBB board in making its determination to approve the merger agreement.

         During the course of its engagement, and as a basis for arriving at its opinion, Hovde Financial reviewed and analyzed material bearing upon the financial and operating conditions of CNBB and TSFG and material prepared in connection with the merger, including, among other things, the following:

     o    the merger agreement;

     o certain historical publicly available information concerning CNBB and TSFG;

     o    the nature and terms of recent merger transactions; and

     o financial and other information provided to Hovde Financial by the management of CNBB and TSFG.

Hovde Financial conducted meetings and had discussions with members of senior management of CNBB for purposes of reviewing the future prospects of CNBB. Hovde Financial also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

         In rendering its opinion, Hovde Financial assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde Financial also assumed that the financial forecasts furnished to or discussed with Hovde Financial by CNBB were reasonably prepared and reflected the best currently available estimates and judgments of senior management of CNBB as to the future financial performance of CNBB. Hovde Financial has not made any independent evaluation or appraisal of any properties, assets or liabilities of CNBB. Hovde Financial assumed and relied upon the accuracy and completeness of the publicly available and other financial and other information provided to it, relied upon the representations and warranties of CNBB and TSFG made pursuant to the merger agreement, and did not independently attempt to verify any of such information.

         Analysis of Selected Mergers. As part of its analysis, Hovde reviewed two groups of comparable merger transactions. The first peer group included banks in the Southeast United States that had assets between $300 million and $2 billion that have sold since January 1, 2003 (the "Southeast Merger Group"). This Southeast Merger Group consisted of the following 10 transactions:

Buyer                                    Seller
-----                                    ------

Provident Bankshares Corp. (MD)          Southern Financial Bancorp (VA)
South Financial Group Inc. (SC)          MountainBank Financial Corp. (NC)
Fulton Financial Corp. (PA)              Resource Bankshares Corp. (VA)
Colonial BancGroup Inc. (AL)             P.C.B. Bancorp Inc. (FL)
F.N.B. Corp. (FL)                        Charter Banking Corp. (FL)
Alabama National BanCorp. (AL)           Indian River Banking Co. (FL)
Home Bancshares Inc. (AR)                Russellville Bancshares Inc (AR)
Liberty Bancshares, Inc. (AR)            MSB Shares Inc. (AR)
BancTrust Financial Group Inc. (AL)      CommerceSouth Inc. (AL)
Home Bancshares Inc. (AR)                Community Financial Group Inc. (AR)

         Hovde also reviewed comparable mergers involving banks headquartered in the entire United States announced since January 1, 2003, in which the total assets of the seller were between $500 million and $1 billion (the "Nationwide Merger Group"). This Nationwide Merger Group consisted of the following 13 transactions:

Buyer                                        Seller
-----                                        ------

South Financial Group Inc. (SC)              MountainBank Financial Corp. (NC)
Fulton Financial Corp. (PA)                  Resource Bankshares Corp. (VA)
UnionBanCal Corp. (CA)                       Business Bancorp (CA)
Colonial BancGroup Inc. (AL)                 P.C.B. Bancorp Inc. (FL)
F.N.B. Corp. (FL)                            Charter Banking Corp. (FL)
First Midwest Bancorp Inc. (IL)              CoVest Bancshares Inc. (IL)
Charter One Financial (OH)                   Advance Bancorp Inc. (IL)
KNBT Bancorp Inc. (PA)                       First Colonial Group Inc. (PA)
Fulton Financial Corp. (PA)                  Premier Bancorp Inc. (PA)
Pacific Capital Bancorp (CA)                 Pacific Crest Capital (CA)
First Place Financial Corp. (OH)             Franklin Bancorp Inc. (MI)
United Bankshares Inc. (WV)                  Sequoia Bancshares Inc. (MD)

         Hovde Financial calculated the medians and averages for the following relevant transaction ratios in the Southeast Merger Group and the Nationwide Merger Group: the percentage of the offer value to the acquired company's total assets, the multiple of the offer value to the acquired company's earnings per share for the twelve months preceding the announcement date of the transaction; the multiple of the offer value to the acquired company's tangible book value per share; and the tangible book value premium to core deposits. Hovde Financial compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at $157.7 million ($148.7 million in consideration in the form of TSFG's stock and $9.0 million in consideration representing the in-the-money value of CNBB's stock options), or $23.77 per CNBB diluted share. In calculating the multiples for the merger, Hovde used CNBB's earnings per share for the 12 months ended September 30, 2003, and CNBB's tangible book value per share, total assets, and total deposits as of September 30, 2003. The results of this analysis are as follows:


                                                                    Offer Value to:
                                         Tangible Book         12 Months Preceding        Ratio of Tangible Book
                                             Value                   Earnings             Value Premium to Core
                                         Per Share (x)            Per Share (x)                Deposits (%)
CNBB                                          3.23                     25.1                        19.6

Southeast Merger Group median                 2.86                     22.6                        21.4
Southeast Merger Group average                2.78                     22.4                        17.8

Nationwide Merger Group median                3.07                     20.6                        19.7
Nationwide Merger Group average               2.93                     21.5                        19.3

         Discounted Cash Flow Analysis. Hovde Financial estimated the present value of an individual share of CNBB common stock by estimating the value of CNBB's estimated future earnings stream beginning in 2004. Reflecting CNBB's internal projections, Hovde Financial assumed net income in 2004, 2005, 2006, 2007, and 2008 of $7.8 million, $8.2 million, $9.7 million, $11.6 million, and $13.2 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 10.0%, 11.0%, 12.0%, 13.0%, and 14.0%. In order to derive the terminal value of CNBB's earnings stream beyond 2008, Hovde assumed a terminal value based on a multiple of 15.0x applied to free cash flows in 2008. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of CNBB's common stock. This analysis and its underlying assumptions yielded a range of value for a share of the Company's stock of approximately $17.76 (at a 14.0% discount rate) to $20.97 (at a 10.0% discount rate), compared to total Merger Consideration of $23.77 per CNBB diluted share.

         Contribution Analysis. Hovde Financial prepared a contribution analysis showing percentages of assets, core deposits, total common equity, and total tangible equity at September 30, 2003 for CNBB and for TSFG and trailing twelve months earnings through September 30, 2003, estimated fiscal year 2003 earnings, and estimated fiscal year 2004 earnings that would be contributed to the combined company on a pro-forma basis by CNBB and TSFG. This analysis indicated that holders of CNBB common stock would own approximately 8.45% of the pro forma common shares outstanding of TSFG, assuming an exchange ratio of 0.84, while contributing an average of 7.05% of the financial components listed above.

                                                                   CNBB Contribution To TSFG
                                                                   -------------------------
    Total assets                                                             7.22%
    Total core deposits                                                      9.59%
    Total equity                                                             5.32%
    Total tangible equity                                                    7.29%
    Net income - trailing twelve months as of 9/30/2003                      7.07%
    Net income - estimated fiscal year 2003                                  6.61%
    Net income - estimated fiscal year 2004                                  6.28%
    Average CNBB Contribution Percentage                                     7.05%
    CNBB Pro Forma Ownership                                                 8.45%

         Financial Implications to CNBB Shareholders. Hovde Financial prepared an analysis of the financial implications of TSFG's offer to a holder of CNBB common stock. This analysis indicated that on a pro forma equivalent basis, assuming the exchange ratio of 0.84 and excluding any potential revenue enhancement opportunities, a stockholder of CNBB would achieve approximately 31.12% accretion in GAAP earnings per share, approximately 25.11% accretion in cash earnings per share, an increase in tangible book value per share of approximately 4.95%, and an increase in total book value per share of approximately 64.75% as a result of the consummation of the merger. The table below summarizes the results discussed above:

                                                    Per Share:
                         ------------------------------------------------------------------
                               2004E             2004E          Book       Tangible
                           GAAP Earnings     Cash Earnings     Value      Book Value
                         ------------------------------------------------------------------
CNBB standalone                $1.22             $1.33         $8.67        $7.78
CNBB Pro Forma*                $1.60             $1.66         $14.28       $8.17
% Accretion -- Dilution        31.12%            25.11%        64.75%       4.95%

*Based on exchange ratio of 0.84

         Comparable Company Analysis. Using publicly available information, Hovde Financial compared the financial performance and stock market valuation of TSFG with the following Southeast United States publicly traded banking institutions with assets as of September 30, 2003 between $3 billion and $25 billion:

    Company Name (Ticker)                                         Assets ($mm)
    ---------------------                                         ------------
    Alabama National BanCorporation (ALAB)                           3,853
    BancorpSouth, Inc. (BXS)                                         10,186
    Colonial BancGroup, Inc. (CNB)                                   16,273
    First National Bankshares of Florida, Inc. (FLB)                 3,751
    First Charter Corporation (FCTR)                                 4,207
    First Citizens Bancorporation of South Carolina (FCBN)           4,219
    First Citizens BancShares, Inc. (FCNCA)                          12,388
    Hancock Holding Company (HBHC)                                   4,150
    National Commerce Financial Corporation (NCF)                    23,017
    Synovus Financial Corp. (SNV)                                    21,023
    Trustmark Corporation (TRMK)                                     7,633
    United Bankshares, Inc. (UBSI)                                   5,732
    United Community Banks, Inc. (UCBI)                              3,942
    WesBanco, Inc. (WSBC)                                            3,413

         Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of September 30, 2003 and, where relevant, closing stock market information as of January 16, 2004. Selected market information for TSFG and the group of comparable companies that was analyzed is provided below.

                                                                                                            Avg.
                                                                  Price                                     Wkly.
                                 Price/    Price/      Price/      2004     Div.     Mkt.     Inside        Vol/
                       Stock      TBV       Book        LTM        EPS     Yield     Cap      Owner-        Shares
                       Price      (%)       (%)        EPS(x)      (x)      (%)     ($bn)     ship(%)       O/S(%)
                       -----      ---       ---        ------      ---      ---     -----     -------       ------

The South Financial    $28.30     271.9     172.4       16.2       14.6     2.12     1.67      4.80         1.98
Group
Comparable Company     $28.92     284.3     211.6       16.4       13.7     2.46     1.06      13.91        0.53
Median

         BASED UPON THE FOREGOING ANALYSES AND OTHER INVESTIGATIONS AND ASSUMPTIONS SET FORTH IN ITS OPINION, WITHOUT GIVING SPECIFIC WEIGHTINGS TO ANY ONE FACTOR OR COMPARISON, HOVDE DETERMINED THAT THE TRANSACTION CONSIDERATION WAS FAIR FROM A FINANCIAL POINT OF VIEW TO CNBB SHAREHOLDERS.


Merger Consideration

         The merger agreement provides that at the effective time of the merger each share of CNBB common stock issued and outstanding immediately prior to the effective time will be converted into 0.84 shares of TSFG common stock. The exchange ratio is fixed and the value of the consideration to be received by CNBB shareholders will only be determined on the date that TSFG common stock is received by a CNBB shareholder. The closing price of TSFG common stock on May 18, 2004, the last practicable trading day before the mailing of this proxy statement/prospectus, was $26.46 which would yield per share value of $22.23 for each share of CNBB common stock. The value of TSFG common stock will fluctuate between now and the merger due to market and other factors and the value received by CNBB shareholders may be more or less than $22.23.

         If, between the date of the merger agreement and the effective time, the shares of TSFG common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.


Fractional Shares

         No fractional shares of TSFG common stock will be issued to any holder of CNBB common stock upon completion of the merger. For each fractional share that would otherwise be issued, TSFG will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of TSFG common stock on the Nasdaq National Market for the ten trading days immediately prior to the fifth business day prior to the consummation of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of TSFG common stock.


Treatment of Options

         Each outstanding option to acquire CNBB common stock granted under CNBB's stock option plans that are outstanding and unexercised will be converted automatically at the effective time of the merger into a fully vested option to purchase TSFG common stock. CNBB's stock options will continue to be governed by the terms of the CNBB stock option plans, except that:

     o the number of shares of TSFG common stock subject to the new TSFG option will be equal to the product of the number of shares of CNBB common stock subject to the CNBB stock option and the exchange ratio for each CNBB common share, rounded to the nearest whole share, and

     o the exercise price per share of TSFG common stock subject to the new TSFG stock option will be equal to the exercise price per share of CNBB common stock under the CNBB stock option divided by the exchange ratio for each CNBB common share, rounded to the nearest cent.


Effective Time

         The merger will become effective when the articles of merger reflecting the merger are filed with the Secretaries of State of South Carolina and Florida.

         We will complete the merger after all the conditions to the merger set forth in the merger agreement have first been satisfied or waived, unless we agree otherwise.

         We anticipate that the merger will be completed during the third quarter of 2004. However, the completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, TSFG and CNBB will complete the merger. If the merger is not completed on or before July 31, 2004, either TSFG or CNBB may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. See "--Conditions to the Completion of the Merger" and "--Regulatory Approvals Required for the Merger" beginning on pages 32 and 36, respectively.


Conditions to the Completion of the Merger

         Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

         The respective obligations of TSFG and CNBB to complete the merger are subject to the following conditions:

     o    approval of the merger agreement by CNBB's shareholders;

     o approval by the Nasdaq National Market of listing of the shares of TSFG common stock to be issued in the merger;

     o receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

     o effectiveness of the registration statement for the TSFG shares to be issued in the merger;

     o absence of any order, decree or injunction of a court or agency of competent jurisdiction which prohibits the completion of the merger;

     o absence of any statute, rule or regulation which prohibits, restricts or makes illegal completion of the merger;

     o the execution and delivery of employment agreements and non-compete agreements set forth in the merger agreement;

     o the receipt of an opinion of counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

     o accuracy of the other party's representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not be reasonably likely to have a "material adverse effect" on the party making those representations and warranties (see "--Representations and Warranties" below), and the performance by the other party of its obligations contained in the merger agreement in all material respects; and

     o the absence of any pending proceeding by any government entity seeking an injunction to prevent the merger.


Representations and Warranties

         Each of CNBB and TSFG has made representations and warranties to the other in the merger agreement as to, among other things:

     o corporate existence, good standing and qualification to conduct business,

     o    capital structure,

     o due authorization, execution, delivery and enforceability of the merger agreement,

     o governmental and third-party consents necessary to complete the merger,

     o absence of any violation of agreements or laws or regulations as a result of the merger,

     o    SEC and other regulatory filings,

     o    financial statements,

     o    fees payable to financial advisors in connection with the merger,

     o    absence of material adverse changes,

     o    absence of legal proceedings and regulatory actions,

     o    tax matters,

     o    compliance with laws,

     o    employee benefit matters,

     o    material contracts,

     o    agreements with regulatory agencies and regulatory approvals,

     o    environmental matters,

     o    loan portfolio,

     o    properties, and

     o    tax treatment of the merger.

         TSFG has also made representations and warranties to CNBB with respect to ownership of CNBB common stock. CNBB has also made representations and warranties to TSFG with respect to the inapplicability of state anti-takeover laws and the receipt of a fairness opinion.

         The representations and warranties of the parties will be deemed to be true and correct unless the totality of any facts, circumstances or events inconsistent with any of those representations or warranties has had or would be reasonably likely to have a material adverse effect on the business, results of operations or financial condition of the party making those representations and warranties and its subsidiaries taken as a whole or on the ability of that party and its subsidiaries to consummate the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is likely to occur, the parties will disregard any effects resulting from any

     o    changes in banking laws or similar laws rules or regulations,

     o changes in generally accepted accounting principles or regulatory accounting principles that apply to banks, thrifts or their holding companies generally,

     o any action or omission of either party or their subsidiaries taken with the prior consent of the other party,

     o changes in financial or securities markets or the economy in general, events, conditions, or trends in business or financial conditions affecting the banking industry, including changes in the prevailing level of interest rates, or

     o the announcement or execution of the merger agreement, including any impact on relationships with customers or employees.


Conduct of Business Pending the Merger

         CNBB has agreed, during the period from the date of the merger agreement to the completion of the merger (except as expressly provided in the merger agreement and except as consented to by TSFG), to conduct its business in the ordinary course consistent with past practice. Specifically, CNBB has agreed that it and its subsidiaries will not, without the prior consent of TSFG,

     o pay any dividends, except for regular quarterly dividends consistent with past practice, which may be increased by $0.01 per share for regular dividends payable May 2004 and thereafter;

     o repurchase, redeem or otherwise acquire any shares of capital stock of CNBB or any of its subsidiaries;

     o split, combine or reclassify any shares of its capital stock or issue or sell, or authorize the issuance or sale of, any shares of CNBB capital stock or any securities convertible into, or any rights or options to acquire, any CNBB shares, except for the issuance of CNBB common stock upon the exercise of outstanding options issued under employee benefit plans, programs or arrangements in accordance with their present terms;

     o amend its articles of incorporation, bylaws or other similar governing documents;

     o make any capital expenditures, other than in the ordinary course of business or as necessary to maintain existing assets in good repair and which do not exceed $100,000 in the aggregate;

     o    enter into any new line of business;

     o acquire or agree to acquire any business or any corporation, partnership or other business organization or division of any of those organizations, or acquire any assets which would be material to CNBB, other than in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with past practice;

     o    change its method of accounting;

     o except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code of 1986, as amended, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy between CNBB or any of its subsidiaries and any of its current or former directors, officers or employees other than certain retention and severance programs, and pro-rata bonus payments described below (see "--Interests of Certain Persons in the Merger");

     o except for normal increases in the ordinary course of business consistent with past practice or as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement in effect as of the date of the merger agreement;

     o other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

     o other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume or guarantee the obligations of any third party;

     o file any application to relocate or terminate the operations of any banking office of CNBB or any of its subsidiaries; or

     o create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space other than the renewal in the ordinary course of business of any lease term which expires before the completion of the merger.

         TSFG has agreed that it and its subsidiaries will not, without the prior consent of CNBB,

     o declare or pay any dividends on or make any other distributions in respect of any of its capital stock, except for regular quarterly dividends consistent with past practice;

     o take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue, or in any of the conditions to the merger not being satisfied;

     o take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any requisite regulatory approval;

     o take or cause to be taken any action which would or could reasonably be expected to prevent the merger from qualifying as a reorganization; or

     o    agree to do any of the foregoing.


No Solicitation by CNBB

         CNBB has agreed that it will not directly or indirectly initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to any:

     o    tender or exchange offer;

     o any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving CNBB; or

     o any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, CNBB.

         In our discussion we refer to any offer or proposal of the type described in any of the bullet points above as an "acquisition proposal."

         CNBB and its board of directors and representatives, however, may negotiate or provide information to, or have discussions with, any person relating to an unsolicited acquisition proposal if CNBB's board determines, in good faith and consistent with its fiduciary duties to CNBB's stockholders under applicable laws, that the proposal or offer would be likely to result in a transaction that is:

     o for either (a) a merger, reorganization or similar transaction involving CNBB, (b) a sale, transfer or other disposition of at least 50% of the assets of CNBB and its subsidiaries, or (c) the acquisition by a person of beneficial ownership of 50% or more of CNBB's common stock; and

     o in CNBB board's good faith determination more favorable to CNBB shareholders from a financial point of view than the transaction contemplated by the merger agreement with TSFG.

         In our discussion we refer to any offer or proposal described above as a "superior proposal." Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, CNBB must execute a confidentiality agreement with the other party and advise TSFG of the material terms and conditions relating to that other party's superior proposal.


Regulatory Approvals Required for the Merger

         TSFG and CNBB have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Florida Office of Financial Regulation. TSFG filed these applications with these regulatory bodies seeking such approval in April 2004. The merger cannot proceed in the absence of these regulatory approvals. Although TSFG and CNBB expect to obtain these required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained.

         TSFG and CNBB are not aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.

         Federal Reserve Board. The merger is subject to approval by the Federal Reserve Board pursuant to Sections 3 and 4 of the Bank Holding Company Act of 1956. The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially reducing competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, in reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks. It will also consider the convenience and needs of the communities to be served.

         Other Approvals. The merger is also subject to the approval of the Florida Office of Financial Regulation. In order to merge CNB National Bank into

Mercantile Bank, the approval of the Federal Deposit Insurance Corporation under the Bank Merger Act is also required.


Material Federal Income Tax Consequences

         The following discussion is a summary of the material United States federal income tax consequences of the merger to a shareholder of CNBB that holds its shares of CNBB common stock as a capital asset. In our discussion we refer to such a shareholder as a "holder." The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated under the Internal Revenue Code, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to holders subject to special treatment under the Internal Revenue Code (including financial institutions, mutual funds, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, persons that hold their shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investments, holders that acquired their shares of CNBB common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons). In addition, the discussion does not address any aspect of tax consequences under state, local or foreign laws and U.S. federal laws other than U.S. federal income tax laws. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

         EACH HOLDER OF CNBB COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER.

         The parties have structured the merger so that it is anticipated that the merger will be a reorganization for United States federal income tax purposes. Consummation of the merger is conditioned upon the receipt by CNBB and TSFG of the opinion of McGuireWoods LLP, counsel to CNBB, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth in that opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated as a reorganization within the meaning of
Section 368(a) of the Code. The tax opinion to be delivered in connection with the merger is not binding on the IRS or the courts, and neither CNBB nor TSFG intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

         Assuming the merger qualifies as a reorganization, a stockholder who receives TSFG common stock in the merger will not recognize any gain or loss except in respect of cash received instead of any fractional share of TSFG common stock (as discussed below). The aggregate adjusted tax basis of the shares of TSFG common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of CNBB common stock surrendered for the TSFG common stock (reduced by the tax basis allocable to any fractional share of TSFG common stock for which cash is received), and the holding period of the TSFG common stock will include the period during which the shares of CNBB common stock were held.

         Cash received by a holder instead of a fractional share of TSFG common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder's aggregate adjusted tax basis of the shares of CNBB common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of CNBB common stock is more than one year.


TERMINATION OF THE MERGER AGREEMENT

         General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of CNBB, in any of the following ways:

     o    by mutual consent of TSFG and CNBB;

     o by either TSFG or CNBB, 30 days after the date on which any application for a required regulatory approval is denied or is withdrawn at the request of the governmental entity which must grant that approval, unless within the 30-day period following a denial or withdrawal a petition for rehearing or an amended application has been filed with that governmental entity, except that no party may so terminate the merger agreement if a denial or request for withdrawal is a result of the failure of a party to perform or observe its covenants contained in the merger agreement;

     o by either TSFG or CNBB, if any governmental entity of competent jurisdiction has issued a final nonappealable order enjoining or otherwise prohibiting the merger;

     o by either TSFG or CNBB, if the merger is not completed on or before July 31, 2004, or September 30, 2004 if this proxy statement/prospectus is given a full review by the SEC, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement (in our discussion we refer to this date as the "drop-dead date");

     o by either TSFG or CNBB, if the approval of the shareholders of CNBB required for completion of the merger has not been obtained at the special meeting;

     o by either TSFG or CNBB, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations and warranties described under "--Conditions to the Completion of the Merger"; or

     o by CNBB if its board of directors determines that in light of a superior proposal it must terminate the merger agreement to comply with its fiduciary duties to CNBB and its shareholders, provided that CNBB may not so terminate the merger agreement unless concurrently with the termination of the merger agreement CNBB enters into an acquisition agreement related to a superior proposal. Furthermore, CNBB may not terminate the merger agreement prior to the fifth day following TSFG's receipt of a written notice advising TSFG that CNBB's board of directors is prepared to accept a superior proposal, and only if, during that five-day period CNBB negotiates in good faith with TSFG to make adjustments in the terms and conditions of the merger agreement as would enable TSFG to proceed with the merger on those adjusted terms.

         Termination Fees. CNBB must pay TSFG a termination fee of $5 million if:

     o CNBB terminates the merger agreement in order to accept a superior proposal; or

     o an acquisition proposal with respect to CNBB or any of its subsidiaries has been made known to CNBB and has been publicly announced or otherwise become public, or been made to the CNBB shareholders generally, and after which both of the following occurs:

          o    the merger agreement is terminated by TSFG or CNBB because either
               (i) the CNBB shareholders fail to approve the merger agreement, or (ii) the merger agreement is not completed on or before the drop-dead date, and prior to that date the shareholders of CNBB have not previously approved the merger; and

          o within twelve months of terminating the merger agreement (1) CNBB enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction, or the disposition of at least 50% of the assets of CNBB; or (2) any person acquires beneficial ownership of, or the right to acquire, 50% or more of the outstanding shares of CNBB common stock.

         CNBB agreed to this termination fee arrangement in order to induce TSFG to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire CNBB.

         Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of TSFG or CNBB or their respective officers or directors, except that:

     o certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination;

     o any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement; and

     o TSFG and CNBB each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.


Extension, Waiver and Amendment of the Merger Agreement

         Extension and Waiver. At any time prior to the completion of the merger, each of TSFG and CNBB may, to the extent legally allowed:

     o extend the time for the performance of the obligations under the merger agreement;

     o waive any inaccuracies in the other party's representations and warranties contained in the merger agreement; and

     o waive the other party's compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

         Amendment. Subject to compliance with applicable law, TSFG and CNBB may amend the merger agreement at any time before or after approval of the merger proposal by CNBB shareholders. However, after approval of the merger proposal by CNBB shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the CNBB shareholders.


Employee Benefit Plans and Existing Agreements

         Employee Benefit Plans. The merger agreement provides that as of the effective time of the merger, employees of CNBB and its subsidiaries will be eligible to participate in employee benefit plans of TSFG or its subsidiaries in which similarly situated employees of TSFG or its subsidiaries participate to the same extent that similarly situated employees of TSFG or its subsidiaries participate. For purposes of determining an employee's eligibility to participate, entitlement to benefits (except defined benefit pension benefits) or vested percentage of benefits under TSFG employee benefit plans, TSFG will give credit for the service a continuing employee had with CNBB prior to the merger. Employees of CNBB will also be given credit for any amounts paid under a corresponding CNBB employee benefit plan for purposes of applying deductibles, co-payments, and out-of-pocket maximums as though the employee had paid the amounts in accordance with the terms and conditions of the applicable TSFG plan.

         Employment, Retirement and Option Agreements. As of the effective time of the merger, TSFG will assume and honor in accordance with their terms all written benefits agreements and acknowledges that the merger constitutes a merger, sale or change in control of CNBB for purposes of these agreements. These agreements include employment agreements with key executives of CNBB which specify a cash payment in the event of a change in control and vesting of outstanding stock options. Total agreed-upon payments to executives to satisfy these contracts, including payments on non-compete agreements, is approximately $2.5 million at closing, and an additional $300,000 payable over 36 months as additional consideration for the execution of a noncompetition and severance agreement.


Stock Market Listing

         TSFG common stock is listed on the Nasdaq National Market. TSFG has agreed to use its reasonable best efforts to cause the shares of TSFG common stock to be issued in the merger to be listed on the Nasdaq National Market. It is a condition of the merger that those shares be listed on the Nasdaq National Market.


Expenses

         The merger agreement provides that each of TSFG and CNBB will pay its own expenses in connection with the transactions contemplated by the merger agreement.


Dividends

         The merger agreement provides that, prior to the effective time:

     o TSFG may declare and pay its regular quarterly cash dividend in a manner consistent with past practice, and

     o CNBB may declare and pay its regular quarterly dividend on its common stock consistent with past practice, which may be increased by $0.01 per share for the regular dividends payable May 2004 and thereafter.

Dissenters' Rights

         Holders of CNBB common stock do not have dissenters' rights under applicable Florida law.


Accounting Treatment

         TSFG will account for the merger as a purchase, as that term is used under accounting principles generally accepted in the United States of America, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of CNBB as of the merger date will be recorded at their respective fair values and added to those of TSFG. The amount by which the purchase price paid by TSFG exceeds the fair value of the net tangible and identifiable intangible assets acquired by TSFG through the merger will be recorded as goodwill. Financial statements of TSFG issued after the effective time will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of CNBB.


Interests of Certain Persons in the Merger

         In considering the recommendation of the CNBB board of directors that CNBB shareholders vote for approval of the merger proposal, CNBB shareholders should be aware that some CNBB executive officers and directors may have interests in the merger that may be different from, or in addition to, the interests of shareholders of CNBB generally. CNBB's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

         These interests relate to or arise from, among other things:

     o the continued indemnification of current directors and officers of CNBB under the merger agreement and providing these individuals with directors' and officers' indemnity insurance;

     o    the retention of some of the officers of CNBB as officers of TSFG;

     o the appointment of a current member of CNBB's board as a director of TSFG and the retention of the other CNBB directors as members of the board of Mercantile Bank and/or its advisory board;

     o    the execution of an employment agreement between TSFG and Mr.
          Frankland;

     o the execution of a non-competition and severance agreement between TSFG and Mr. Trowell; and

     o    the accelerated vesting of stock options.

         Indemnification and Insurance. TSFG has agreed in the merger agreement that, from and after the effective time of the merger, TSFG will indemnify and hold harmless each present and former director, officer and employee of CNBB and its subsidiaries from any acts or omissions in such capacities prior to the effective time of the merger to the extent that such indemnification is provided by the articles of incorporation or bylaws of CNBB and is permitted under corporate law.

         TSFG has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the former directors and officers of CNBB to be covered by directors' and officer's liability insurance providing coverage to directors and officers of CNBB for acts and omissions occurring prior to the effective time of the merger, subject to certain maximum cost limits.

         Severance Agreement. K.C. Trowell has entered into a non-competition and severance agreement with TSFG, effective as of the effective time of the merger. Under this agreement, Mr. Trowell will receive a lump sum payment of $1,503,212.67 at the effective time of the merger in full payment of amounts due under his existing employment agreement with CNBB, of which a portion shall be deemed allocated to the non-competition provisions of his existing employment agreement.

         Following the effective time of the merger, Mr. Trowell will receive a total of $300,000 payable in 36 monthly installments in exchange for his execution of a non-competition and severance agreement.

         Immediately prior to the merger, CNBB has agreed to amend Mr. Trowell's CNBB stock options so that they will terminate at the earlier of (i) their stated expiration date, or (ii) five years from the effective date of the merger.

         Employment Agreement. G. Thomas Frankland has entered into a non-competition, severance and employment agreement with TSFG effective as of the effective time of the merger pursuant to which Mr. Frankland will serve as an officer of Mercantile Bank. Mr. Frankland's agreement has a rolling term of two years and extends automatically on a monthly basis. Either party may give written notice of termination to the other at which point the term is fixed at two years from the date of notice, terminating on the expiration of that term. During the term of the employment agreement, Mr. Frankland is entitled to:

     o an annual base salary of $231,525, which salary will be reviewed annually and may be increased by the board of directors of TSFG;

     o participation in the TSFG Long Term Incentive Plan at levels equal to similarly situated officers;

     o miscellaneous benefits generally provided to TSFG executives in similar positions; and

     o a lump sum payment of $1,041,863 payable at the effective time of the merger in satisfaction of all amounts owing under his existing employment agreement with CNBB of which a portion shall be deemed allocated to the non-competition provisions of his existing employment agreement.

         If, after a change in control of TSFG, (1) Mr. Frankland terminates his employment as a result of a material breach of the agreement by TSFG and such breach is not cured within 30 days after written notice to TSFG, (2) Mr. Frankland terminates his employment due to an "involuntary termination" (including a change in his responsibilities, position or authority, a change in the terms or status of the agreement, a reduction in his compensation or benefits, his forced relocation outside his area, or a significant increase in his travel requirements), or (3) TSFG terminates Mr. Frankland's employment without "cause" then, in each case, Mr. Frankland will:

     o receive his base salary and other benefits through his date of termination;

     o receive a lump sum amount equal to two times his annual total compensation;

     o    become vested in all TSFG share grants or options; and

     o be deemed to be retired and credited with TSFG service for the remaining term of the agreement for purposes of TSFG's benefit plans.

         If, prior to a change in control of TSFG, TSFG terminates Mr. Frankland's employment without cause, Mr. Frankland will entitled to receive his base salary and other benefits through the date of termination and a lump sum amount equal to one times his annual total compensation.

         If, prior to a change in control of TSFG, Mr. Frankland terminates his employment due to a material breach of his agreement which is not cured within 30 days after written notice of such breach, Mr. Frankland will be entitled to receive in a lump sum a severance of 50% of his annual base salary being paid at that time.

         In the event of any termination, Mr. Frankland may not, for a period of two years following that termination, compete against TSFG as provided in the agreement or solicit employees or customers of TSFG as provided in the agreement.

         TSFG board of directors. TSFG has agreed in the merger agreement to cause a member of CNBB's Board to be elected or appointed as a director of TSFG at, or promptly after, the effective time of the merger. All other members of the CNBB board will be appointed to the board and/or the advisory board of Mercantile Bank.

         Acceleration and Conversion of Stock Options. All unvested options held by CNBB's directors and employees will become vested upon CNBB's shareholders approving the transaction. As of the date of the special meeting, CNBB's directors and executive officers are expected to hold unvested options to buy a total of 87,879 shares of CNBB common stock with exercise prices ranging from $7.88 to $25.14 per share. Any of these options and any other options granted under CNBB's benefit plans that are not exercised before the merger will be converted into options for TSFG common stock with equivalent terms, based on the
0.84 exchange ratio.


Restrictions on Resales by Affiliates

         Shares of TSFG common stock to be issued to CNBB shareholders in the merger have been registered under the Securities Act of 1933 and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of CNBB. Any subsequent transfer of shares, however, by any person who is an affiliate of CNBB at the time the merger is submitted for a vote of CNBB shareholders will, under existing law, require either:

     o the further registration under the Securities Act of the TSFG common stock to be transferred,

     o compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

     o    the availability of another exemption from registration.

         An "affiliate" of CNBB is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, CNBB. These restrictions generally are expected to apply to the directors and executive officers of CNBB and the holders of 10% or more of the CNBB common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. TSFG will give stop transfer instructions to the transfer agent with respect to the shares of TSFG common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

         CNBB has agreed in the merger agreement to cause each person who is an affiliate of CNBB for purposes of Rule 145 under the Securities Act to deliver to TSFG a written agreement intended to ensure compliance with the Securities Act.


                       COMPARATIVE RIGHTS OF SHAREHOLDERS

         The rights of CNBB shareholders are currently governed by the Florida Business Corporation Act (the "Florida Code") and the articles of incorporation and bylaws of CNBB. The rights of TSFG shareholders are currently governed by the South Carolina Business Corporation Act of 1988 (the "South Carolina Code") and the articles of incorporation and bylaws of TSFG. The following discussion summarizes the material differences between the current rights of CNBB shareholders and the rights they will have as TSFG shareholders if they receive TSFG common stock in the merger.

         The following comparison of shareholders' rights is necessarily a summary and is not intended to be complete or to identify all differences that may, under given situations, be material to shareholders. This summary is qualified in its entirety by reference to the Florida Code, CNBB's articles of incorporation and bylaws, the South Carolina Code, and TSFG's articles of incorporation and bylaws.


Authorized Capital Stock

         TSFG. TSFG is authorized to issue 200,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share.

         CNBB. CNBB is authorized to issue 10,000,000 shares of common stock, par value $.01 per share, and 500,000 shares of preferred stock par value $.01 per share.


Size of Board of Directors

         TSFG. TSFG's bylaws provide that the number of directors may be increased or decreased by the action of the board or shareholders at any board meeting or annual meeting of shareholders. This provision is limited by South Carolina law, which requires a shareholder vote to change the number of directors by more than 30% of the existing number of directors. The merger agreement requires that TSFG's board increase the number of its members by one, and fill the vacancy by appointing a member of CNBB's board of TSFG's choosing.

         CNBB. CNBB's bylaws provide that the board must consist of at least one person, with the exact number fixed by the board of directors. CNBB's board of directors is currently comprised of 8 persons.

Classification of Directors

         TSFG. TSFG's articles of incorporation provide that the board of directors, to the extent it consists of nine or more members, will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.

         CNBB. CNBB does not have a classified board.


Removal of Directors

         TSFG. Under South Carolina law, shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. TSFG's articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under South Carolina law.

         CNBB. CNBB's by-laws provide that a director may be removed from office at any time with or without cause by a vote of the shareholders whenever the number of votes cast in favor of removal of the director exceeds the vote cast against removal.


Filling Vacancies on the Board of Directors

         TSFG. Under TSFG's bylaws, shareholders may fill a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors. During the time that the shareholders fail or are unable to fill such vacancy, the board of directors may fill the vacancy by majority vote, even if the board of directors remaining in office constitute fewer than a quorum.

         CNBB. CNBB's bylaws provide that vacancies on the board of directors shall be filled by the shareholders or by the board of directors whichever group shall act first. If the directors remaining in office do not constitute a quorum of the board of directors, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors, or by the sole remaining director, as the case may be. The term of a director elected to fill a vacancy expires at the next meeting of shareholders at which directors are elected.


Nomination of Director Candidates by Shareholders

         TSFG. TSFG's bylaws provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors by giving written notice to the Secretary of TSFG at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

         CNBB. CNBB's bylaws do not provide for the nomination of director candidates by shareholders.

Election of Directors

         TSFG. TSFG's articles of incorporation do not provide for cumulative voting rights in the election of directors. Therefore, in accordance with South Carolina law, directors are elected by a plurality of the votes of the shares present, in person or by proxy, and entitled to vote on the election of directors at a meeting of shareholders at which a quorum is present.

         CNBB. The Florida Code provides that unless the articles of incorporation provide otherwise, directors are elected by a plurality of votes cast by shares entitled to vote in the election at a meeting at which a quorum is present. Shareholders do not have a right to cumulate their votes for directors unless the articles of incorporation so provide. CNBB's articles of incorporation do not provide for cumulative voting.

Shareholder Action Without a Meeting

         TSFG. South Carolina law and TSFG's bylaws provide that any action that may be taken by shareholders at a meeting may be taken without a meeting only if a written consent describing the action to be taken is signed by all of the shareholders entitled to vote with respect to the subject matter.

         CNBB. Under Florida law, action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if it is taken by the holders of a majority of the common stock entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken. The written consents must be signed by all the holders of the requisite majority and delivered to the corporation.


Calling Special Meetings of Shareholders

         TSFG. TSFG's bylaws provide that special meetings of shareholders may be called at any time for any purpose by TSFG's president or board of directors. The president is required to call a special meeting when requested in writing by shareholders owning shares representing at least one-tenth of all outstanding votes entitled to be cast on any issue at the meeting. In addition, in the case of a public corporation which elects in its articles of incorporation, South Carolina law requires that a special meeting of shareholders be held upon the written demand of holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The articles of incorporation of TSFG do not require that a special meeting of the shareholders be held in this situation.

         CNBB. Pursuant to CNBB's bylaws, special meetings of the shareholders may be called at any time (i) by or at the direction of the president, (ii) the board; or (iii) at the demand of the holders of not less than 10% of the shares entitled to vote at the meeting.


Shareholder Proposals

         TSFG. TSFG's bylaws provide that a shareholder wanting to submit a shareholder proposal must deliver written notice to the Secretary of TSFG at least 60 days but not more than 90 days prior to the anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date, notice must be delivered no more than 90 days and no less than 60 days prior to the annual meeting or no later than the 10th day following the public announcement of the meeting date.

         CNBB. CNBB's bylaws do not provide or restrict the submission of proposals by shareholders for any new business to be taken up at any annual or special meeting of shareholders.


Record Date

         TSFG. For the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the board may fix a record date in advance, which cannot be more than 70 days prior to the date of the meeting or action. If the board of directors does not set a record date, the bylaws list default record dates for various types of meetings and business.

         CNBB. For the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the board may fix a record date in advance, which cannot be more than 70 days nor less than 10 days prior to the date of the meeting or action.


Dividends

         TSFG. The holders of the TSFG common stock are entitled to dividends ratably when, as and if declared by the board of directors in their discretion out of legally available assets. South Carolina law prohibits dividends if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The principal source of funds for TSFG is dividends from its subsidiaries. There are various statutory limitations on the ability of TSFG's subsidiary institutions to pay dividends to TSFG.

         CNBB. CNBB is subject, under Florida law, to dividend provisions substantially similar to those applicable to TSFG. Like TSFG, the principal source of funds for CNBB is dividends from its banking subsidiary. There are various statutory limitations on the ability of CNBB's subsidiary institution to pay dividends to CNBB.


Liquidation Rights

         TSFG. In the event of the liquidation, dissolution or winding-up of the affairs of TSFG, holders of TSFG common stock are entitled to share, pro rata, in TSFG's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of TSFG, and after payment of all amounts due to holders of preferred stock upon liquidation. TSFG currently has no preferred stock outstanding.

         CNBB. Upon liquidation, dissolution or the winding up of the affairs of CNBB, holders of CNBB common stock are entitled to receive their pro rata portion of the remaining assets of CNBB after payment or provision for payment of all debts and other liabilities of CNBB, and after payment of all amounts due to holders of preferred stock upon liquidation. CNBB currently has no preferred stock outstanding.


Indemnification of Directors, Officers and Employees

         TSFG. Under South Carolina law, TSFG may indemnify a past or present director against liability incurred in a proceeding if (i) the director conducted himself in good faith, (ii) the director reasonably believed (a) in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interest, and (b) in all other cases, that his or her conduct was at least not opposed to its best interest, and (iii) in the case of any criminal proceedings, the director had no reasonable cause to believe his or her conduct was unlawful. However, TSFG may not indemnify a director (a) in connection with a proceeding by or in the right of TSFG in which the director is adjudged liable to TSFG, or (b) in connection with any other proceeding charging improper personal benefit to him or her in which he or she is adjudged liable on the basis that personal benefit was improperly received by him or her.

         Under South Carolina law, unless limited by the articles of incorporation, TSFG must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she is party because he or she is or was a director against reasonable expenses incurred by him or her in connection with the proceeding. TSFG's articles of incorporation contain no such limitations.

         Under South Carolina law, an officer is entitled to the benefit of the same indemnification provisions as apply to directors, but in addition, a corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, provided by the corporation's articles of incorporation, the corporation's bylaws, general or specific action of the board of directors, or contract.

         TSFG's bylaws provide that the corporation will indemnify any individual made a party to a proceeding because he is or was a director of TSFG against liability incurred in the proceeding to the fullest extent permitted by law. TSFG may, to the extent authorized from time to time by the board of directors, grant rights to indemnification to any employee or agent of TSFG to the fullest extent permitted by the bylaws and applicable law.

         CNBB. Under CNBB's articles of incorporation, CNBB shall indemnify any officer or director or any former officer or director to the fullest extent permitted by the Florida Code.


Limitation of Liability for Directors

         TSFG. TSFG's directors are exempt under the articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of a corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:

     o for any breach of the director's duty of loyalty to the corporation or its shareholders;

     o for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law;

     o imposed under South Carolina law as a result of an improper distribution to shareholders; or

     o for any transaction from which the director derived an improper personal benefit.

         CNBB. Under CNBB's articles of incorporation, to the fullest extent permitted by the Florida Code, no person who is serving or who has served as a director of CNBB is personally liable to CNBB or any of its shareholders or otherwise for monetary damages for breach of any duty as a director.


Amendments to Articles of Incorporation

         TSFG. South Carolina law provides that a corporation may amend its articles of incorporation if the board of directors proposes the amendment to the shareholders, and such amendment receives the requisite shareholder approval. Unless a corporation's articles of incorporation provides otherwise, such amendments must be approved by two-thirds of all votes entitled to be cast on the matter, as well as two-thirds of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment. TSFG's articles of incorporation do not alter the default provisions of South Carolina law except to require an affirmative vote of shareholders holding 80% of the stock entitled to vote thereon to amend provisions of its articles of incorporation relating to the following issues (unless 80% of the directors approve the amendment):

     o supermajority voting requirements to approve certain mergers, sales or exchanges of assets or stock exchanges;

     o provisions regarding the board of directors' powers to evaluate proposals for business combinations;

     o provision of notice requirements for shareholder nominations of directors;

     o supermajority voting requirements for removal of directors without cause;

     o    provision of staggered terms for three classes of directors; and

     o    supermajority voting provisions for dissolution of TSFG.

         If 80% of the directors approve amendments pertaining to the articles of incorporation listed above, then only a two-thirds affirmative vote of shareholders is needed to approve the amendments.

         CNBB. Florida law provides that unless the articles of incorporation, a by-law adopted by the board of directors or by shareholders, or the law itself requires differently, an amendment to articles of incorporation must be approved by (1) a majority of the votes entitled to be cast by any voting group for which the amendment would create dissenters' rights, and (2) a majority of votes cast within each voting group, where a quorum is present. Neither CNBB's articles nor bylaws provide differently.


Amendments to Bylaws

         TSFG. TSFG's board of directors may amend or repeal its bylaws unless:

     o the articles of incorporation or South Carolina law reserve this power exclusively to shareholders;

     o TSFG shareholders in adopting, amending or repealing any bylaw provide expressly that the board of directors may not amend that bylaw; or

     o the bylaw either established, amends or deletes a supermajority shareholder quorum or voting requirement.

         Amendments to the bylaws by the board of directors must be proposed at a meeting of the board of directors prior to the meeting at which such amendments are adopted. TSFG's bylaws may also be amended by a majority vote of shareholders.

         CNBB. According to CNBB's bylaws, the bylaws may be amended or repealed and new bylaws may be adopted by CNBB's board of directors. No bylaw adopted, amended or repealed by the shareholders shall be readopted, amended or repealed by the board of directors unless CNBB's articles of incorporation or a bylaw adopted by the shareholders authorizes the board of directors to adopt, amend or repeal that particular bylaw or the bylaws generally.


Shareholder Vote On Fundamental Issues

         TSFG. Under South Carolina law, a plan of merger must generally be approved by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast on the plan regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within each voting group entitled to vote as a separate voting group on the plan. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of the votes entitled to be cast on the plan by each voting group entitled to vote separately on the plan.

         Under South Carolina law, to authorize the sale, lease, exchange or other disposition of all or substantially all of the property of a corporation, other than in the usual and regular course of business, or to voluntarily dissolve the corporation, South Carolina law requires the affirmative vote of at least two-thirds of all the votes entitled to be cast on the transaction. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of all the votes entitled to be cast on the transaction.

         TSFG's articles of incorporation alter the default rules of South Carolina law to require the affirmative vote of 80% of the outstanding stock of TSFG entitled to vote for approval of the following actions (unless 80% of the directors of TSFG have approved the action):

     o a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a "related corporation");

     o the sale or exchange of all or a substantial part of TSFG's assets to or with any "related corporation"; or

     o the issuance or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any "related corporation".

         Transactions solely between TSFG and another corporation are excluded from this 80% approval requirement if TSFG owns 50% or more of the other corporation's voting stock.

         CNBB. Under Florida law, unless a company's articles of incorporation or by-laws provide for a greater vote, a merger or share exchange must be approved by a majority of all votes entitled to vote with respect to such matter within each voting group. Florida law does not address consolidations. Neither CNBB's articles nor bylaws provide for a greater vote.


Control Share Acquisition Provisions

         TSFG. The South Carolina control share acquisition law applies to several categories of South Carolina corporations, including any South Carolina corporation, such as TSFG, that has a class of voting shares registered with the

Securities Exchange Commission under Section 12 of the Exchange Act, has a principal place of business, its principal office or substantial assets in South Carolina and has a specified shareholder presence in South Carolina.

         Unless a corporation has opted out of the provisions of the South Carolina statute before the control share acquisition in question through an amendment to its articles of incorporation or bylaws, control shares of the corporation acquired in a control share acquisition have no voting rights unless and until granted by resolution approved by a majority of the shares of each voting group, excluding all "interested shares." "Interested shares" are shares of the corporation voted by an acquiring person or a member of a group with respect to a control share acquisition, any officer of the corporation or any employee of the corporation who is also a director of the corporation.

         If authorized by such a corporation's articles of incorporation or bylaws before a control share acquisition has occurred, control shares acquired in a control share acquisition may under certain circumstances be subject to redemption by the corporation at the fair value thereof. Unless otherwise provided in such a corporation's articles of incorporation or bylaws before a control share acquisition has occurred, if control shares acquired in a control share acquisition are accorded full voting rights which will constitute a majority or more of all voting power, all shareholders of the corporation have dissenters' rights to receive fair value for their shares.

         For purposes of the South Carolina control share acquisition law, "control shares" are shares, the acquisition of which would give a person, acting alone or with a group, the power to exercise one of the following amounts of voting power in an election of directors:

     o    one-fifth or more but less than one-third of all voting power,

     o    one-third or more but less than a majority of all voting power or

     o    a majority or more of all voting power.

         For purposes of the law, a "control share acquisition" means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Among certain other circumstances, a control share acquisition is deemed not to occur when the share acquisition is pursuant to a merger or plan of share exchange where the corporation is a party to the agreement of merger or plan of share exchange. Accordingly, the statute would not, by its terms, apply to the merger.

         TSFG has not opted out of coverage of the control share acquisition provisions of the South Carolina Code.

         CNBB. Section 607.0902 of the Florida Code, informally known as the "control-share acquisition statute", contains provisions comparable to the South Carolina control share acquisition statute. The Florida statute provides that any acquisition by a person, either directly or indirectly, of ownership of, or the power to direct the voting power with respect to, issued and outstanding control shares (as defined below) is a "control-share acquisition". "Control shares" are shares that, but for this section of the Florida Business Corporation Act, would have voting power with respect to the shares of a Florida corporation that, when added to all other shares owned by such person, would entitle that person to exercise or direct the exercise of the voting power of the corporation in the election of directors within any of the following ranges of voting power:

     o    one-fifth or more but less than one-third of all voting power;

     o    one-third or more but less than a majority of all voting power; or

     o    a majority or more of all voting power.

         A control-share acquisition must be approved by a majority of each class of outstanding voting securities of such corporation, excluding the shares held or controlled by the person seeking approval, before the control shares may be voted. The acquisition of shares of the corporation does not constitute a control-share acquisition if, among other circumstances, the acquisition has been approved by the board of directors of the corporation before the acquisition or a merger is effected in compliance with the applicable provisions of the Florida Business Corporation Act, if the corporation is a party to the agreement of merger. If the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power of the corporation, all shareholders shall have dissenters' rights as provided by the Florida Business Corporation Act.


Business Combinations with Interested Shareholders

         TSFG. South Carolina law prohibits specified "business combinations" with "interested shareholders" unless certain conditions are satisfied. The act defines an "interested shareholder" as any person (other than the corporation or any of its subsidiaries) that (i) beneficially owns 10% or more of the corporation's outstanding voting shares or (ii) at any time within the preceding two-year period beneficially owned 10% of the voting power of the corporation's outstanding shares and is an affiliate or associate of the corporation. Excluded from the statute's coverage is any "business combination" with any person that beneficially owned in excess of 10% of the corporation's voting shares prior to April 23, 1988.

         Covered business combinations with interested shareholders or an affiliate or associate of an interested shareholder include, among other transactions:

     o    merger of the corporation;

     o sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having a value equal to 10% or more of the value of all assets of the corporation, the value of all outstanding shares of the corporation, or the earning power or net income of the corporation;

     o transfer of shares of the corporation equaling 5% or more of the market value of all outstanding shares of the corporation; and

     o dissolution or liquidation of the corporation proposed by or under an arrangement with an interested shareholder or its affiliate or associate.


         Covered business combinations are prohibited unless:

     o the board of directors of the corporation approved of the business combination before the interested shareholder became an interested shareholder;

     o a majority of shares not beneficially owned by the interested shareholder approved the combination; and

     o    certain transactional requirements are met.

Covered business combinations are prohibited for two years after an interested shareholder becomes interested unless the board of directors of the corporation approved of the business combination before the interested party became interested.

         TSFG has not opted out of coverage of the business combination provisions of the South Carolina Code.

         CNBB. Section 607.0901 of the Florida Business Corporation Act, informally known as the "fair price statute", provides that the approval of the holders of two-thirds of the voting shares of a corporation, other than the shares beneficially owned by an interested shareholder (as defined below), would be required to effectuate specified transactions, including a merger, consolidation, specified sales of assets, specified sales of shares, liquidation or dissolution of the corporation, and reclassification of securities, involving a Florida corporation and an interested shareholder, referred to as an affiliated transaction. An "interested shareholder" is defined as the beneficial owner of more than 10% of the outstanding voting shares of the corporation. The foregoing special voting requirement is in addition to the vote required by any other provision of the Florida Business Corporation Act or by a corporation's articles of incorporation.

         The special voting requirement does not apply in any of the following circumstances:

     o the affiliated transaction is approved by a majority of the corporation's disinterested directors;

     o the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement of the affiliated transaction;

     o the interested shareholder has beneficially owned at least 80% of the corporation's voting stock for five years preceding the date on which the affiliated transaction is first publicly announced or communicated generally to the corporation's shareholders;

     o the interested shareholder beneficially owns at least 90% of the corporation's voting shares;

     o the corporation is an investment company registered under the Investment Company Act of 1940; or

     o in the affiliated transaction, consideration shall be paid to the holders of each class or series of voting shares and all of the following conditions are met:

         the cash and fair value of other consideration to be paid per share to all holders of voting shares equals the highest per share price paid by the interested shareholder within the two-year period immediately preceding the announcement date of the affiliated transaction or in the transaction in which it became an interested shareholder, or specified alternative benchmarks, if higher;

         the consideration to be paid in the affiliated transaction is in cash or in the same form as previously paid by the interested shareholder or if multiple forms, then in cash or the form used to acquire the largest number of shares;

         during the portion of the three years preceding the announcement of the affiliated transaction that the interested shareholder has been an interested shareholder, except as approved by a majority of the disinterested directors, there shall have been no failure to declare and pay at the regular date any full periodic dividends, no decrease in dividends, and no increase in the voting shares owned by the interested shareholder (except as part of the transaction which results in such interested shareholder becoming an interested shareholder);

         during such portion of the three-year period, except as approved by a majority of the disinterested directors, there has been no benefit to the interested shareholder in the form of loans, guaranties or other financial assistance or tax advantages provided by the corporation; and

         unless approved by a majority of the disinterested directors, a proxy or information statement describing the affiliated transaction shall have been mailed to holders of voting shares at least 25 days prior to the consummation of the affiliated transaction.


Consideration of Other Constituencies

         TSFG. TSFG's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG's outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors' estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.

         CNBB. CNBB's articles of incorporation do not address consideration of other constituencies in connection with evaluating business combinations.


Dissenters' Rights

         TSFG. Under South Carolina law, shareholders of a corporation who do not consent to certain major corporate transactions, including a merger, may, under varying circumstances, be entitled to dissenters' rights pursuant to which such shareholders may receive cash in the amount of the fair market value of their shares in place of the consideration which otherwise would have been received in the transaction. Unless the articles of incorporation or bylaws provides otherwise, such dissenters' rights are not available in certain circumstances, including without limitation:

     o to shareholders of a surviving corporation if shareholder approval is not required, or

     o as to any class of stock which is listed either on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

         CNBB. Under Florida law, shareholders of a corporation who do not consent to certain major corporate transactions may, under varying circumstances, be entitled to dissenters' rights. A dissenter's right is where shareholders may receive cash in the amount of the fair market value of their shares in place of the consideration which otherwise would have been received in the transaction. Unless the articles of incorporation or by-laws provide otherwise, such dissenters' rights are not available in certain circumstances, including without limitation (A) to shareholders of a surviving corporation if shareholder approval is not required, (B) as to any class of stock which is either listed on a national securities exchange or the Nasdaq National Market or
(C) any class of stock which is held by at least 2,000 record shareholders, unless shareholders are required to accept for their shares anything other than shares that are similarly listed or held, and/or cash instead of fractional shares.




                        DESCRIPTION OF TSFG CAPITAL STOCK

Common Stock

         TSFG currently has 200,000,000 shares of common stock authorized. At March 31, 2004, TSFG had 59,599,431 shares of common stock outstanding. The holders of the TSFG common stock are entitled to dividends when, as and if declared by the board of directors in their discretion out of funds legally available therefor. The principal source of funds for TSFG is dividends from its subsidiaries. TSFG's subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. All outstanding shares of TSFG common stock are fully paid and nonassessable. No holder of TSFG common stock has any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, the holders of TSFG common stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them, subject to the rights of any senior stock that may be issued in the future. Holders of the TSFG common stock are entitled to one vote per share.

Preferred Stock

         TSFG has 10,000,000 shares of "blank check" preferred stock authorized, none of which is outstanding. TSFG's board of directors has the sole authority, without shareholder vote, to issue shares of authorized but unissued preferred stock to whomever and for whatever purposes it, in its sole discretion, deems appropriate. The relative rights, preferences and limitations of the preferred stock are determined by TSFG's board of directors in its sole discretion. Among other things, the board may designate with respect to the preferred stock,

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

without further action of the shareholders of TSFG, the dividend rate and whether dividends shall be cumulative or participating or possess other special rights, the voting rights, TSFG's rights and terms of redemption, the liquidation preferences, any rights of conversion and any terms related thereto, and the price or other consideration for which the preferred stock shall be issued. The preferred stock could be utilized by TSFG to impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG's board of directors.

Management Contracts

         TSFG has entered into Noncompetition, Severance and Employment Agreements with all of its senior executive officers. These agreements set forth general provisions regarding compensation, confidentiality, termination and noncompetition. However, they also provide that in the event that the named executive's employment with TSFG is voluntarily or involuntarily terminated after a "change in control" (as defined in such agreement), then, except in very limited instances, the named executive becomes entitled to receive immediately amounts substantially equal to varying multiples of annual compensation (including bonus compensation). Copies of the agreements with its "named executive officers" as defined in TSFG's annual proxy statement are filed with the Securities and Exchange Commission.

Board of Directors

         Classification of Board of Directors. TSFG's board of directors currently consists of 17 persons, but will be increased by one person in connection with the merger with CNBB. It will also be increased by one person in connection with TSFG's pending acquisition of Florida Banks, Inc. In accordance with its articles of incorporation, whenever the Board consists of nine or more persons, the Board shall be divided into three classes of directors (with each class having as close to an equal number as possible). The members of each class are elected for staggered three-year terms. The staggering of Board terms has the effect of making it more difficult to replace current directors than would otherwise be the case. Accordingly, unless the shareholders vote to remove one or more directors as described below, it would take three annual meetings for shareholders to change the members of the entire board of directors. TSFG's articles of incorporation also provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors only by giving written notice to the Secretary of TSFG at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

         Removal of Directors. TSFG's articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under South Carolina law.

         Limitation of Director Liability. The members of the board of directors of TSFG are exempt under TSFG's articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:

     o for any breach of the director's duty of loyalty to the corporation or its shareholders,

     o for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law,

     o imposed under Section 33-8-330 of the South Carolina Code (improper distribution to shareholder), or

     o for any transaction from which the director derived an improper personal benefit.

         Evaluation of Proposed Business Combinations. TSFG's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and

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

economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG's outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors' estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.

Voting

         Voting For Directors. TSFG's articles of incorporation provide that shareholders may not cumulate votes for the election of directors. Accordingly, holders of more than 50% of the shares voting at the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares (less than 50%) voting would not be able to elect any board members. In cases where there are more nominees for directors than positions available, the nominees receiving the largest number of votes are elected.

         Supermajority Voting Requirements. TSFG's articles of incorporation require the affirmative vote of holders of at least 80% of the outstanding stock of TSFG entitled to vote for approval before TSFG may effect:

     o a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a "Related Corporation");

     o the sale or exchange of all or a substantial part of TSFG's assets to or with any Related Corporation; or

     o the issuance or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any Related Corporation (the foregoing being hereinafter referred to as a "business combination").

         This 80% supermajority is reduced to the percentage required by applicable law if such business combination was approved (or adopted) and recommended without condition by the affirmative vote of at least 80% of the directors. The articles of incorporation expressly permit the board of directors to condition its approval (or adoption) of any business combination upon the approval of holders of 80% of the outstanding stock of TSFG entitled to vote on such business combination. The 80% supermajority provision is not applicable to any transaction solely between TSFG and another corporation, 50% or more of the voting stock of which is owned by TSFG. Under present South Carolina law, a merger or the sale of substantially all the assets requires the approval of holders of at least two-thirds of the outstanding shares entitled to vote. The amendment of the foregoing business combination provisions requires the approval of holders of 80% of the outstanding shares entitled to vote. The foregoing supermajority voting provision could impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG's board of directors.

         Control Share Acquisition/Business Combination Statutes. The South Carolina Code has business combination and control share acquisition statutes which may serve to impede takeovers not favored by management. See "Comparative Rights of Shareholders--Control Share Acquisition Provisions" on page 48 and "Comparative Rights of Shareholders--Business Combinations with Interested Shareholders" on page 50.

         Transfer Agent. The transfer agent for the TSFG common stock is Registrar and Transfer Company, Cranford, New Jersey.

         Dividend Reinvestment Plan. TSFG has in place a dividend reinvestment plan with respect to the TSFG common stock. As set forth in the plan, holders of such shares may elect to receive TSFG common stock in lieu of receiving the cash dividends to which such holder may otherwise be entitled. The plan also provides for purchases of TSFG common stock through optional cash payments.

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

                                  LEGAL MATTERS

         The validity of TSFG common stock to be issued in connection with the merger will be passed upon by William P. Crawford, Jr., Esq., Executive Vice President and General Counsel of TSFG. Mr. Crawford beneficially owns or has rights to acquire an aggregate of less than 0.1% of TSFG's common stock. McGuireWoods LLP, counsel to CNBB, will deliver an opinion concerning the federal income tax consequences of the merger.


                                     EXPERTS

         The consolidated financial statements of TSFG and subsidiaries as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP refers to the fact that on January 1, 2002, TSFG adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

         The consolidated financial statements of CNBB incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the years ended December 31, 2003 and 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.


                                  OTHER MATTERS

         CNBB's board of directors does not know of any matters to be presented at the special meeting other than the proposal to approve the merger. If any other matters are properly brought before the special meeting or any adjournment of the special meeting, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxy as to any such matters.


                              SHAREHOLDER PROPOSALS

         CNBB will hold its 2004 annual meeting of shareholders only if the merger is not consummated. In the event that the merger agreement is terminated (whether because of the failure to obtain the necessary shareholder approval or otherwise), CNBB would expect to hold its 2004 Annual Meeting as soon as practicable thereafter.


                       WHERE YOU CAN FIND MORE INFORMATION

         TSFG and CNBB file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that TSFG and CNBB file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

         TSFG has filed a registration statement with the SEC to register the issuance of the TSFG common stock to be issued to CNBB shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of TSFG. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in TSFG's registration statement or the exhibits to that registration statement.

         The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this

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

proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

         This proxy statement/prospectus incorporates by reference the documents set forth below that TSFG and CNBB have previously filed with the SEC. These documents contain important information about TSFG and CNBB and their respective businesses and financial condition.

         TSFG SEC Filings

     o    TSFG's Annual Report on Form 10-K for the year ended December 31,
          2003;

     o TSFG's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

     o TSFG's Current Reports on Form 8-K dated January 23, 2004, January 27, 2004, March 18, 2004 and April 14, 2004 (other than information furnished under Regulation FD);

     o TSFG's registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934 that contains descriptions of TSFG's common stock and other rights, including all amendments or reports filed for the purpose of updating such description.

         CNBB SEC Filings

     o CNBB's Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

     o CNBB's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

     o CNBB's Current Reports on Form 8-K dated January 22, 2004, January 30, 2004 and April 22, 2004.


         Each of TSFG and CNBB also incorporates by reference additional documents that may be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this proxy statement/prospectus and the date of the special meeting.

         You can obtain any of the documents incorporated by reference from TSFG or CNBB, as the case may be, from the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

         The South Financial Group              CNB Florida Bancshares, Inc.
         102 South Main Street                  9715 Gate Parkway North
         Greenville, South Carolina 29601       Jacksonville, Florida 32246
         Attn: William P. Crawford, Jr.         Attn: G. Thomas Frankland
         Telephone: (864) 255-4777              Telephone: (904) 997-8484

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JUNE 15, 2004 TO RECEIVE THEM BEFORE THE CNBB SPECIAL MEETING.

         You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. TSFG and CNBB have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May 18, 2004. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of TSFG common stock in the merger creates any implication to the contrary.


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

                           FORWARD-LOOKING STATEMENTS

         TSFG and CNBB make forward-looking statements in this proxy statement/prospectus and their public documents that are subject to risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between TSFG and CNBB, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from the merger, statements with respect to TSFG's and CNBB's plans, objectives, expectations and intentions and other statements that are not historical facts, and other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets" and "projects" or similar expressions. Many possible events or factors could affect the financial results and performance of each of our companies. This could cause results or performances to differ materially from those expressed in our forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of our businesses include, but are not limited to, those described below. You should consider these risks when you vote on the merger. These possible events or factors include the following:

     o our cost savings from the merger may be less than we expect, or we may be unable to obtain those cost savings as soon as we expect;

     o costs, including merger-related charges, or difficulties relating to the integration of CNBB may be greater than expected;

     o    we may lose more deposits, customers, or business than we expect;

     o maintaining our relationships with employees and suppliers may be more difficult than we expect;

     o    competition in the banking industry may increase significantly;

     o our integration costs may be higher than we expect or our operating costs after the merger may be greater than we expect;

     o fair value and purchase price adjustments may differ from the pro forma assumptions provided herein;

     o    the merger may not generate the synergies we expect;

     o    revenues following the merger may be lower than we expect;

     o technological changes and systems integration may be harder to make or more expensive than we expect;

     o the easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, and finance companies, may increase our competitive pressures;

     o changes in the interest rate environment may increase our funding costs and reduce our earning asset yields, thus reducing our margins;

     o changes in general economic and business conditions in the United States and the Southeast in general and in the communities we serve in particular may lead to a deterioration in credit quality thereby increasing our provisioning costs, or reduce a demand for credit, thereby reducing earning assets;

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

     o changes in trade, monetary and fiscal policies, laws, regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards, may have an adverse affect on our business;

     o changes in consumer and business spending and saving habits may have an effect on our ability to increase assets and to attract deposits; and

     o    changes may occur in the securities markets.

         Management of each of TSFG and CNBB believes the forward-looking statements about its company are reasonable; however, you should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of TSFG following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond TSFG's and CNBB's ability to control or predict.




















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                   APPENDIX A TO PROXY STATEMENT PROSPECTUS


                          AGREEMENT AND PLAN OF MERGER
         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of January 20, 2004, between The South Financial Group, Inc., a South Carolina corporation ("TSFG") and CNB Florida Bancshares, Inc., a Florida corporation ("CNBFB").

                                    RECITALS
         The Boards of Directors of TSFG and CNBFB have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which CNBFB will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into TSFG.
         The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

                                    AGREEMENT
         In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:


                                   ARTICLE I
                         DEFINITIONS AND INTERPRETATION

1.1 Definitions. The following terms shall have the indicated definitions. Acquisition Proposal. Any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving CNBFB or any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, CNBFB, other than the transaction contemplated by this Agreement.
         Articles of Merger. The articles of merger complying with the FBCA and the SCBCA reflecting the merger of CNBFB with and into TSFG.
         BHC Act. The Bank Holding Company Act of 1956, as amended.
         CNBFB Common Stock. The common stock, par value $0.01 per share, of CNBFB.
         CNBFB Option Plan. The CNBFB 1998 Performance-Based Incentive Plan, as referenced in CNBFB's SEC filings.
         CNBFB Stock Certificate. A certificate, which previous to the Merger represented any shares of CNBFB Common Stock.
         CNB National Bank. CNB National Bank,  a  wholly-owned   subsidiary  of
CNBFB.
         DPC Shares. Shares held by CNBFB, TSFG or any of TSFG's Subsidiaries in respect of a debt previously contracted.
         Effective Time. The effective time of the Merger as specified in the Articles of Merger.
         Environmental Laws. Applicable federal, state and local laws, including common law, regulations and ordinances, and all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials in the environment or workplace.
         ERISA. The Employee Retirement Income Security Act of 1974, as amended. Exchange Act. The Securities Exchange Act of 1934, as amended.
         Exchange Agent. Registrar & Transfer Company or the successor stock transfer agent of TSFG, which shall be responsible for the exchange of the Merger Consideration for the CNBFB Common Stock.
         Exchange Ratio. .84 shares of TSFG Common Stock for each share of CNBFB Common Stock.
         FBCA. The Florida Business Corporation Act, as amended.
         FDIC. The Federal Deposit Insurance Corporation.
         Fair Market Value. The average of the last reported sale price per share of the TSFG Common Stock as reported on the NASDAQ/NMS (as reported in the Wall Street Journal or another mutually agreeable authoritative source) for the ten consecutive trading days immediately prior to the fifth business day prior to the Effective Time.
         Federal Reserve Board. The Board of Governors of the Federal Reserve System.
         Federal Reserve Consent. The consent of the Federal Reserve Board necessary to consummation of the Merger.
         GAAP. Generally accepted accounting principles consistently applied during the periods involved.
         Governmental Entity. Any court, administrative agency or commission or other governmental authority or instrumentality.

         Hazardous Materials. Any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials.
         IRS. The Internal Revenue Service.
         Loan Property. Any property in which CNBFB holds a security interest, and, where required by the context, such term means the owner or operator of such property.
         Material Adverse Effect. With respect to TSFG or CNBFB, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (t) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (u) any change in GAAP or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (v) any action or omission of the parties taken with the prior written consent of the other parties hereto, (w) any events, conditions or trends in business or financial conditions affecting the banking industry, (x) any change or development in financial or securities markets or the economy in general, including changes in interest rates, (y) the announcement or execution of this Agreement, including any impact on relationships with customers or employees, or (z) charges and expenses contemplated in connection with the Merger and not otherwise in violation of this Agreement, including those related to employment contracts and severance payments; legal, accounting and investment banking fees; data processing conversion costs; and accounting changes or charges taken pursuant to Section
7.13 or (ii) the ability of the parties to consummate the transactions contemplated hereby.
         Merger Consideration. The aggregate number of shares of TSFG Common Stock issuable by TSFG upon conversion of the CNBFB Common Stock as provided herein.
         Participation Facility. Any facility in which CNBFB participates in the management and, where required by the context, such term means the owner or operator of such facility.
         Per Share Merger Consideration. The shares of TSFG Common Stock issuable hereunder for each share of CNBFB Common Stock, which is .84 shares of TSFG Common Stock for each share of CNBFB Common Stock.
         Regulatory Agencies. The Federal Reserve Board, the FDIC and any other regulatory authority or applicable self-regulatory organization with jurisdiction over the Merger.
         Rights. Subscriptions, options, warrants, calls, commitments or agreements of any character to purchase capital stock.
         SCBCA. The South Carolina  Business  Corporation Act, as amended.
         SEC. The Securities and Exchange Commission.
         Subsidiary. The word "Subsidiary" (1) when used with respect to CNBFB shall mean any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes, and (2) when used with respect to TSFG shall mean each Subsidiary of TSFG that is a "Significant Subsidiary" within the meaning of Rule 1-02 of Regulation S-X of the SEC.
         Superior  Proposal.  With  respect to CNBFB,  any  written  Acquisition
Proposal made by a person other than TSFG which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving CNBFB, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of CNBFB, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of CNBFB Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of CNBFB in good faith concludes (after consultation with its financial advisors and outside counsel) would, if consummated, result in a transaction that (a) is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement (b) is reasonably capable of being completed, and (c) that if not accepted by CNBFB's Board of Directors, would result in a breach of the fiduciary duties of the CNBFB Board of Directors.
         Surviving Corporation. The surviving corporation to the Merger, which shall be TSFG.
         Taxes. Taxes shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.
         Tax Return. Any return, report, information return or other document (including any related or supporting information) with respect to Taxes.
         Trust Account Shares. Shares of CNBFB Common Stock or TSFG Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties.
         TSFG Common Stock. The common stock, par value $1.00 per share, of TSFG.

1.2 Terms Defined Elsewhere. The capitalized terms set forth below are defined in the following sections:
         "Agreement"                               Preamble
         "Benefit Agreements"                      Section 7.8(c)
         "CNBFB"                                   Preamble
         "CNBFB Contract"                          Section 4.16(a)
         "CNBFB Director"                          Section 7.12
         "CNBFB Disclosure Schedule"               Section 3.1
         "CNBFB Financial Statements"              Section 4.8
         "CNBFB Reports"                           Section 4.6
         "Closing"                                 Section 10.1
         "Closing Date"                            Section 10.1
         "Code"                                    Section 2.3
         "Company Director"                        Section 7.11
         "ERISA Affiliate"                         Section 4.13(a)
         "Exchange Fund"                           Section 2.8
         "Hovde Financial"                         Section 4.9
         "Injunction"                              Section 8.1(e)
         "Loans"                                   Section 4.21(a)
         "Maximum Amount"                          Section 7.9
         "Merger"                                  Recitals
         "Plans"                                   Section 4.13(a)
         "Proxy Statement/Prospectus"              Section 4.4
         "Regulatory Agreement"                    Section 4.17
         "Representatives"                         Section 7.3(a)
         "Requisite Regulatory Approvals"          Section 8.1(c)
         "S-4"                                     Section 4.14
         "Securities Act"                          Section 2.11(b)
         "State Banking Approvals"                 Section 4.4
         "TSFG"                                    Preamble
         "TSFG's Counsel"                          Section 8.2(d)
         "TSFG Disclosure Schedule"                Section 3.1
         "TSFG Financial Statements"               Section 5.7
         "TSFG Preferred Stock"                    Section 5.2
         "TSFG Reports"                            Section 5.5
         "Termination Fee Amount"                  Section 9.2(b)

         1.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date of this Agreement. No provision of this Agreement shall be construed to require CNBFB, TSFG or any of their respective affiliates to take any action that would violate any applicable law (including common law), rule or regulation.


                                   ARTICLE II
                                 PLAN OF MERGER

         2.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the FBCA and SCBCA, at the Effective Time, CNBFB shall merge with and into TSFG. TSFG shall be the Surviving Corporation, and shall continue its corporate existence under the laws of the State of South Carolina. The name of the Surviving Corporation shall continue to be "The South Financial Group, Inc." Upon consummation of the Merger, the separate corporate existence of CNBFB shall terminate.
         2.2 Effective Time and Effects of the Merger. Subject to the provisions of this Agreement, on the Closing Date, the Articles of Merger shall be duly prepared, executed and delivered for filing with the Secretaries of State of the State of Florida and the State of South Carolina. The Merger shall become effective at the Effective Time. At and after the Effective Time, the Merger shall have the effects set forth in the FBCA and SCBCA.
         2.3 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement shall constitute a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

         2.4 Conversion of CNBFB Common Stock.
         (a) At the Effective Time, subject to Section 2.9(e), each share of CNBFB Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of CNBFB Common Stock held directly or indirectly by CNBFB, TSFG or any of TSFG's Subsidiaries (except for Trust Account Shares and DPC Shares)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, the Per Share Merger Consideration.
         (b) At the Effective Time, all of the shares of CNBFB Common Stock converted into the Per Share Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of CNBFB Stock Certificates shall thereafter cease to have any rights with respect to such securities, except the right to receive for each share (i) the Per Share Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.9(b) hereof, and
(iii) any cash in lieu of fractional shares pursuant to Section 2.9(e).
         (c) If, between the date hereof and the Effective Time, (i) the shares of TSFG Common Stock shall be changed (or TSFG establishes a record date for changing such shares which is prior to the Effective Time) into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, (ii) a stock dividend shall be declared (or TSFG establishes a record date for such dividend which is prior to the Effective Time) in respect of TSFG Common Stock, or (iii) any distribution is made (or TSFG establishes a record date for such distribution which is prior to the Effective Time) in respect of TSFG Common Stock other than a regular quarterly cash dividend consistent with past practice, proportionate adjustments shall be made to the Exchange Ratio.
         (d) At the Effective Time, all shares of CNBFB Common Stock that are owned directly or indirectly by CNBFB, TSFG or any of TSFG's Subsidiaries (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist and no stock of TSFG, cash or other consideration shall be delivered in exchange therefor. All shares of TSFG Common Stock that are owned by CNBFB (other than Trust Account Shares and DPC Shares) shall be cancelled.
         2.5 TSFG Common Stock. Except for shares of TSFG Common Stock owned by CNBFB (other than Trust Account Shares and DPC Shares), which shall be cancelled as contemplated by Section 2.4 hereof, the shares of TSFG Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.
         2.6 Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation of TSFG, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation. At the Effective Time, the Bylaws of TSFG, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.
         2.7 Directors and Executive Officers. At and after the Effective Time, the directors of TSFG shall consist of all of the directors of TSFG serving immediately prior to the Effective Time and the additional person who shall become a director of TSFG in accordance with Section 7.11 hereof, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The executive officers of TSFG immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.
         2.8 TSFG to Make Shares Available. At the Effective Time, TSFG shall deposit, or shall cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II, (i) certificates representing the shares of TSFG Common Stock to be issued pursuant to Section 2.4 and Section 2.9(a) in exchange for outstanding shares of CNBFB Common Stock, and (ii) the cash in lieu of fractional shares to be paid in accordance with Section 2.9(e) hereof. Such cash and certificates for shares of TSFG Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the "Exchange Fund."
         2.9 Exchange of Shares.
         (a) As soon as practicable after the Effective Time, and in any event within seven business days after the Effective Time, or otherwise as may be agreed upon by the parties, the Exchange Agent shall mail to each holder of record of CNBFB Stock Certificates at the Effective Time, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the CNBFB Stock Certificates shall pass, only upon delivery of the CNBFB Stock Certificates, to the Exchange Agent) and instructions for use in effecting the surrender of the CNBFB Stock Certificates in exchange for Merger Consideration. CNBFB shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. Upon surrender of CNBFB Stock Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal, the holder of such CNBFB Stock Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of TSFG Common Stock which such holder of CNBFB Common Stock became entitled to receive pursuant to the provisions of Article II hereof and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the CNBFB Stock Certificates, as provided in Section 2.9(e), and the CNBFB Stock Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of CNBFB Stock Certificates.

         (b) No dividends or other distributions declared after the Effective Time with respect to TSFG Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered CNBFB Stock Certificate until the holder thereof shall surrender such CNBFB Stock Certificate in accordance with this Article II. After the surrender of a CNBFB Stock Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of TSFG Common Stock represented by such CNBFB Stock Certificate.
         (c) If any certificate representing shares of TSFG Common Stock is to be issued in a name other than that in which the CNBFB Stock Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the CNBFB Stock Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of TSFG Common Stock in any name other than that of the registered holder of the CNBFB Stock Certificate surrendered, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.
         (d) After the Effective Time, there shall be no transfers on the stock transfer books of CNBFB of the shares of CNBFB Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, CNBFB Stock Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of TSFG Common Stock, as provided in this
Article II.
         (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of TSFG Common Stock shall be issued upon the surrender for exchange of CNBFB Stock Certificates, no dividend or distribution with respect to TSFG Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of TSFG. In lieu of the issuance of any such fractional share, TSFG shall pay to each former stockholder of CNBFB who otherwise would be entitled to receive a fractional share of TSFG Common Stock an amount in cash determined by multiplying (i) the Fair Market Value by (ii) the fraction of a share of TSFG Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.4 hereof.
         (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of CNBFB for twelve months after the Effective Time shall be paid to TSFG. Any  stockholders of CNBFB who have not theretofore  complied with this
Article II shall thereafter look only to TSFG for payment of the Per Share Merger Consideration and/or the unpaid dividends and distributions on the TSFG Common Stock deliverable in respect of each share of CNBFB Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any  interest  thereon.  Notwithstanding  the  foregoing,  none of TSFG,
CNBFB, the Exchange Agent or any other person shall be liable to any former holder of shares of CNBFB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
         (g) In the event any CNBFB Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such CNBFB Stock Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such CNBFB Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed CNBFB Stock Certificate the Per Share Merger Consideration deliverable in respect thereof pursuant to this Agreement.
         2.10 [Reserved].
         2.11 Stock Options.
         (a) At the Effective Time, each option granted by CNBFB under the CNBFB Option Plan, which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of CNBFB Common Stock and shall be converted automatically into a fully-vested option to purchase shares of TSFG Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the applicable CNBFB Option Plan, the agreements evidencing grants thereunder, and any other agreements between CNBFB and an optionee regarding CNBFB Options):
                  (1) the number of shares of TSFG Common Stock to be subject to the new option shall be equal to the product of the number of shares of CNBFB Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of TSFG Common Stock resulting from such multiplication shall be rounded to the nearest whole share (and .5 of a share shall be rounded up), and
                  (2) the exercise price per share of TSFG Common Stock under the new option shall be equal to the exercise price per share of CNFBB Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest cent (and .5 of a cent shall be rounded up).
         (b) Prior to the Effective Time, TSFG shall reserve for issuance the number of shares of TSFG Common Stock necessary to satisfy TSFG's obligations under this Section. TSFG shall file with the SEC no later than ten business days after the Effective Time, a registration statement on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of TSFG Common Stock subject to options to acquire TSFG Common Stock issued pursuant to this Section, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as comply with applicable state securities or "blue sky" laws, for so long as such options remain outstanding; provided, however, that TSFG shall only be required to file and maintain the effectiveness of such registration statement with respect to options that are eligible to be registered on a Form S-8.
         (c) Prior to the Effective Time, TSFG and CNBFB shall take all such steps as may be required to cause any acquisitions of TSFG equity securities (including derivative securities with respect to any TSFG equity securities) and dispositions of CNBFB equity securities (including derivative securities with respect to any CNBFB equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to TSFG or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CNBFB, to be exempt under Rule 16b-3 promulgated under the Exchange Act.


                                  ARTICLE III
       DISCLOSURE SCHEDULES; STANDARDS FOR REPRESENTATIONS AND WARRANTIES

         3.1 Disclosure Schedules. Prior to the execution and delivery of this Agreement, CNBFB has delivered to TSFG, and TSFG has delivered to CNBFB, a schedule (in the case of CNBFB, the "CNBFB Disclosure Schedule," and in the case of TSFG, the "TSFG Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article IV, in the case of CNBFB, or Article V, in the case of TSFG, or to one or more of such party's covenants contained in Article VI (it being understood and agreed that (i) if an item is properly set forth in one CNBFB Disclosure Schedule, it shall be deemed to be set forth in any other relevant CNBFB Disclosure Schedule, and (ii) if an item is properly set forth in one TSFG Disclosure Schedule, it shall be deemed to be set forth in any other relevant TSFG Disclosure Schedule); provided, however, that notwithstanding anything in this Agreement to the contrary (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect with respect to either CNBFB or TSFG, respectively.
         3.2  Standards.  No  representation  or warranty of CNBFB  contained in
Article IV or of TSFG contained in Article V shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of CNBFB, or Article V, in the case of TSFG, has had or would have a Material Adverse Effect with respect to CNBFB or TSFG, respectively.
         3.3 Subsidiaries. Where the context permits, "TSFG" shall refer to TSFG and each of its Subsidiaries and "CNBFB" shall refer to CNBFB and each of its Subsidiaries.

                                   ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Subject to Article III, CNBFB hereby represents and warrants to TSFG as follows:

         4.1 Corporate Organization. (a) CNBFB is a bank holding company duly organized, validly existing and in good standing under the laws of the State of Florida. CNBFB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Articles of Incorporation and Bylaws of CNBFB, copies of which have previously been made available to TSFG, are true and correct copies of such documents as in effect as of the date hereof.
         (b) Each Subsidiary of CNBFB is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of CNBFB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each Subsidiary of CNBFB that is a bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.
         (c) CNBFB has no, and since December 31, 1998 CNBFB has not had any, Subsidiaries other than those listed in Section 4.1(c) of the CNBFB Disclosure Schedule, all of which are 100% owned. CNBFB neither owns nor controls, directly or indirectly 5% or more of the outstanding equity securities, either directly or indirectly, of any Person.
         (d) The minute books of CNBFB contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2000 of its stockholders and Board of Directors (including committees of the Board of Directors).
         4.2 Capitalization. The authorized capital stock of CNBFB consists of 10,000,000 shares of common stock, par value $.01 per share and 500,000 shares of preferred stock, par value $.01 per share. As of the date hereof, (1) there are 6,256,662 shares of CNBFB Common Stock issued and outstanding, (2) no shares of preferred stock outstanding, and (3) no shares of CNBFB Common Stock held by CNBFB as treasury stock. Except as set forth on Section 4.2 of the CNBFB Disclosure Schedule, as of the date hereof, there were no shares of CNBFB Common Stock reserved for issuance for any reason or purpose. All of the issued and outstanding shares of CNBFB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth on the CNBFB Disclosure Schedule, CNBFB does not have and is not bound by any outstanding Rights calling for the purchase or issuance of any shares of CNBFB Common Stock or any other equity security of CNBFB or any securities representing the right to purchase or otherwise receive any shares of CNBFB Common Stock or any other equity security of CNBFB. On the date hereof, CNBFB has approximately 510 shareholders of record.
         4.3 Authority. CNBFB has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of CNBFB. The Board of Directors of CNBFB has directed that this Agreement and the transactions contemplated hereby be submitted to CNBFB's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of CNBFB's stockholders, no other corporate proceedings on the part of CNBFB are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CNBFB and (assuming due authorization, execution and delivery by TSFG) this Agreement constitutes a valid and binding obligation of CNBFB, enforceable against CNBFB in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.
         4.4 Consents and Approvals. Except for (a) the filing with the SEC of the S-4, including the proxy statement/prospectus therein relating to the meeting of CNBFB's stockholders to be held in connection with the transactions contemplated herein (the "Proxy Statement/Prospectus") and the SEC's declaration of the effectiveness of the S-4, (b) the approval of this Agreement by the requisite vote of the stockholders of CNBFB, (c) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and with the FDIC under the Bank Merger Act, Federal Deposit Insurance Act and the rules and regulations of the FDIC, and approval of such applications and notices, (d) the filing of such applications, filings, authorizations, orders and approvals as may be required under applicable state law (the "State Banking Approvals") and (e) any consents or approvals listed in Section 4.4 of the CNBFB Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by CNBFB in connection with (1) the execution and delivery by CNBFB of this Agreement or (2) the consummation by CNBFB of the Merger and the other transactions contemplated hereby.
         4.5 No Violations. Except as may be set forth in Section 4.5 of the CNBFB Disclosure Schedule, neither the execution and delivery of this Agreement by CNBFB, nor the consummation by CNBFB of the transactions contemplated hereby, nor compliance by CNBFB with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of CNBFB, or
(ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CNBFB or any of its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of CNBFB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CNBFB is a party, or by which it or its properties or assets may be bound or affected.
         4.6 SEC Reports. CNBFB has previously made available to TSFG a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2001 by CNBFB with the SEC pursuant to the Securities Act or the Exchange Act (the "CNBFB

Reports") and (b) communication mailed by CNBFB to its shareholders since December 31, 2001, and no such CNBFB Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. CNBFB has timely filed all CNBFB Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2002, and each such CNBFB Report and other documents complied in all material respects with the rules and regulations applicable thereto when filed.
         4.7 Regulatory Reports. CNBFB has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2001 with the Regulatory Agencies and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of CNBFB, no Regulatory Agency has initiated any proceeding or, to the knowledge of CNBFB, investigation into the business or operations of CNBFB since December 31, 2001. There is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of CNBFB.
         4.8 Financial  Statements.  CNBFB has previously made available to TSFG
(1) copies of the balance sheets of CNBFB as of December 31 for the fiscal years 2001 and 2002, and the related statements of earnings, stockholders' equity and cash flows for the fiscal years 2000 through 2002, inclusive, as reported in CNBFB's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 with the SEC under the Exchange Act, accompanied by the audit reports of Arthur Andersen LLP and PricewaterhouseCoopers LLP, independent public accountants with respect to CNBFB, and (2) copies of unaudited balance sheets and the related statements of earnings, stockholders' equity and cash flows of CNBFB at and for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 as reported in CNBFB's Quarterly Reports on Form 10-Q for such quarters filed with the SEC under the Exchange Act, and will make available as soon as reasonably practicable (but in any event on or before February 28, 2004) copies of the audited balance sheet and the related statements of earnings, stockholders' equity and cash flows of CNBFB at and for the year ended December 31, 2003 (collectively, the "CNBFB Financial Statements"). Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, the CNBFB Financial Statements fairly present the financial position of CNBFB as of the dates indicated therein, and when included in the Proxy Statement/Prospectus will fairly present the results of the operations and financial position of CNBFB for the respective fiscal periods or as of the respective dates therein set forth. Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, each of the CNBFB Financial Statements (including the related notes, where applicable) complies, and CNBFB's Financial Statements to be included in the Proxy Statement/Prospectus after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and CNBFB's Financial Statements to be included in the Proxy Statement/Prospectus will be, prepared in accordance with GAAP, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC. The books and records of CNBFB have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.
         4.9 Broker's Fees. Neither CNBFB nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that CNBFB has engaged, and will pay a fee or commission to Hovde Financial LLC ("Hovde Financial") in accordance with the terms of a letter agreement between Hovde Financial and CNBFB, a true and correct copy of which has been previously made available by CNBFB to TSFG.
         4.10 Absence of Certain Changes or Events. (a) Except as disclosed in any CNBFB Report filed with the SEC prior to the date hereof, since December 31, 2002, (i) there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on CNBFB, and (ii) CNBFB has carried on its business in the ordinary course of business consistent with past practices.
         (b) Except as may be set forth in Section 4.10(b) of the CNBFB Disclosure Schedule, since December 31, 2002 and solely with respect to executive officers (senior vice president or above) and directors, CNBFB has not
(1) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any such person from the amount thereof in effect as of December 31, 2002, (2) granted any severance or termination pay to such person or entered into any contract to make or grant any severance or termination pay to such person, (3) paid any bonus to such person or (4) entered into any employment- or compensation-related agreement with such person.
         4.11 Legal Proceedings. Except as disclosed in any CNBFB Report, (a) CNBFB is not a party to any, and there are no pending or, to CNBFB's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CNBFB or challenging the validity or propriety of the transactions contemplated by this Agreement and (b) there is no injunction, order, judgment or decree imposed upon CNBFB or its assets.
         4.12 Taxes. Except as may be set forth in Section 4.12 of the CNBFB Disclosure Schedule, CNBFB has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of CNBFB (in accordance with GAAP) for all material Taxes shown to be due on such Tax Returns. Except as set forth in Section 4.12 of the CNBFB Disclosure Schedule, (i) as of the date hereof CNBFB has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, and (ii) as of the date hereof, with respect to each taxable period of CNBFB, the federal and state income Tax Returns of CNBFB have not been audited by the IRS or appropriate state tax authorities.
         4.13 Employees. (a) Section 4.13(a) of the CNBFB Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of ERISA); "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by CNBFB, any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with CNBFB would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of CNBFB, any Subsidiary or any ERISA Affiliate (the "Plans").
         (b) CNBFB has heretofore made available to TSFG with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document; (ii) the actuarial report for such Plan for each of the last two years, (iii) the most recent determination letter from the IRS for such Plan and (iv) the most recent summary plan description and related summaries of material modifications.
         (c) Except as may be set forth in Section 4.13(c) of the CNBFB Disclosure Schedule: each of the Plans is in compliance with the applicable provisions of the Code and ERISA; each of the Plans intended to be "qualified" within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS; no Plan has an accumulated or waived funding deficiency within the meaning of section 412 of the Code; neither CNBFB nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA (other than PBGC premiums); to the knowledge of CNBFB, no proceedings have been instituted to terminate any Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in section 4043(c) of ERISA, has occurred with respect to any Plan (other than a reportable event with respect to which the thirty day notice period has been waived); and no condition exists that presents a material risk to CNBFB of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA; no Plan is a multiemployer plan within the meaning of section 4001(a)(3) of ERISA and no Plan is a multiple employer plan as defined in
Section 413 of the Code; and there are no pending, or to the knowledge of CNBFB, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.
         (d) Except as may be set forth in Section 4.13(d) of the CNBFB Disclosure Schedule, since December 31, 2002, CNBFB has not (i) suffered any strike, work stoppage, slow-down, or other labor disturbance, (ii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iii) had any union organizing activities.
         (e) Section 4.13(e) of the CNBFB Disclosure Schedule sets forth all employment contracts, plans, programs, agreements or other benefits which could be subject to Section 280G of the Code.
         4.14 CNBFB Information. The information relating to CNBFB which is provided to TSFG by CNBFB for inclusion in the registration statement on Form S-4 (the "S-4") in which the Proxy Statement/Prospectus will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (to the extent it relates to CNBFB) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.
         4.15 Compliance with Applicable Law. CNBFB holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its businesses under and pursuant to all, and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to CNBFB, and CNBFB has not received notice of any violations of any of the above.
         4.16 Certain Contracts. (a) Except as set forth in Section 4.16(a) of the CNBFB Disclosure Schedule, CNBFB is not a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from TSFG, CNBFB, the

Surviving Corporation or any of their respective Subsidiaries to any officer, director, employee or consultant of CNBFB, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date hereof, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $50,000 per annum, or (v) which materially restricts the conduct of any line of business by CNBFB. Each contract, arrangement, commitment or understanding of the type described in this
Section 4.16(a), whether or not set forth in Section 4.16(a) of the CNBFB Disclosure Schedule, is referred to herein as a "CNBFB Contract." CNBFB has previously delivered or made available to TSFG true and correct copies of each contract, arrangement, commitment or understanding of the type described in this
Section 4.16(a).
         (b) Except as set forth in Section 4.16(b) of the CNBFB Disclosure Schedule, (i) each CNBFB Contract is valid and binding and in full force and effect, (ii) CNBFB has performed all obligations required to be performed by it to date under each CNBFB Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of CNBFB under any CNBFB Contract, and (iv) no other party to any CNBFB Contract is, to the knowledge of CNBFB, in default in any respect thereunder.
         4.17 Agreements with Regulatory Agencies. Except as may be set forth in
Section 4.17 of the CNBFB Disclosure Schedule, CNBFB is not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 4.17 of the CNBFB Disclosure Schedule, a "Regulatory Agreement"), any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has CNBFB been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.
         4.18 Environmental Matters. Except as may be set forth in Section 4.18 of the CNBFB Disclosure Schedule:
         (a) CNBFB and, to the knowledge of CNBFB, each of the Participation Facilities and the Loan Properties, are in compliance with all Environmental Laws.
         (b) To the knowledge of CNBFB, there is no suit, claim, action or proceeding pending or threatened before any Governmental Entity or other forum in which CNBFB, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by CNBFB, any Participation Facility or any Loan Property.
         (c) To the knowledge of CNBFB, during the period of (x) CNBFB's ownership or operation of any of its current or former properties, (y) CNBFB's participation in the management of any Participation Facility, or (z) CNBFB's interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of CNBFB, prior to the period of (x) CNBFB's ownership or operation of any of its current or former properties, (y) CNBFB's participation in the management of any Participation Facility, or (z) CNBFB's interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property.
         4.19 Opinion. Prior to the execution of this Agreement, CNBFB has received an opinion from Hovde Financial to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the stockholders of CNBFB is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date hereof.
         4.20 Approvals. As of the date hereof, CNBFB knows of no fact or condition relating to CNBFB that would prevent all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) from being obtained.
         4.21 Loan Portfolio. (a) Except as may be set forth in Section 4.21 of the CNBFB Disclosure Schedule, CNBFB is not a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees or interest-bearing assets) (collectively, "Loans"), other than Loans the unpaid principal balance of which does not exceed $100,000, under the terms of which the obligor was, as of November 30, 2003, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater stockholder of CNBFB, or to the knowledge of CNBFB, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.21 of the CNBFB Disclosure Schedule sets forth (i) all of the Loans of CNBFB that as of November 30, 2003, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (ii) each asset of CNBFB that as of November 30, 2003, was classified as "Other Real Estate Owned" and the book value thereof.
         (b) Each Loan in original principal amount in excess of $100,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and
(iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         4.22 Property. Except as set forth in Section 4.22 of the CNBFB Disclosure Schedule, CNBFB has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of CNBFB as of December 31, 2002 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date hereof, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business or (v) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar liens and encumbrances arising in the ordinary course of business. All leases pursuant to which CNBFB, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and CNBFB is not, nor, to the knowledge of CNBFB, is any other party thereto, in default thereunder.
         4.23 Reorganization. As of the date hereof, CNBFB has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.
         4.24 State Takeover Laws and Charter Provisions. CNBFB has taken all necessary action to exempt the transactions contemplated by this Agreement from any restrictive provision of (i) any applicable moratorium, control share, fair price, business combination, or other anti-takeover laws and regulations, or
(ii) the Articles of Incorporation or Bylaws of CNBFB.

                                   ARTICLE V
                     REPRESENTATIONS AND WARRANTIES OF TSFG

         Subject to Article III, TSFG hereby represents and warrants to CNBFB as follows:
         5.1 Corporate Organization. (a) TSFG is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina. TSFG has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. TSFG is duly registered as a bank holding company under the BHC Act. The Articles of Incorporation and Bylaws of TSFG, copies of which have previously been made available to CNBFB, are true and correct copies of such documents as in effect as of the date hereof.
         (b) Each Subsidiary of TSFG is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of TSFG has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each
Subsidiary of TSFG that is a bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.
         (c) The minute books of TSFG contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2000 of its stockholders and Board of Directors (including committees of its Board of Directors).
         5.2 Capitalization. The authorized capital stock of TSFG consists of 100,000,000 shares of TSFG Common Stock and 10,000,000 shares of preferred stock, no par value per share ("TSFG Preferred Stock"). As of the date hereof, there were approximately 59,120,802 shares of TSFG Common Stock and no shares of TSFG Preferred Stock issued and outstanding, and no shares of TSFG Common Stock held in TSFG's treasury. All of the issued and outstanding shares of TSFG Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The shares of TSFG Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.
         5.3 Authority; No Violation. (a) TSFG has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of TSFG, and no other corporate proceedings on the part of TSFG are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by TSFG and (assuming due authorization, execution and delivery by CNBFB) this Agreement constitutes a valid and binding obligation of TSFG, enforceable against TSFG in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.
         (b) Neither the execution and delivery of this Agreement by TSFG, nor the consummation by TSFG of the transactions contemplated hereby, nor compliance by TSFG with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of TSFG, or the articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in
Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TSFG or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of TSFG or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which TSFG or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.
         5.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, and approval of such applications and notices, (b) the filing with the SEC and declaration of effectiveness of the S-4, (c) the filing of the Articles of Merger with the Florida Secretary of State and the South Carolina Secretary of State, (d) the filing of applications and notices, as applicable, with the FDIC under the Bank Merger Act, Federal Deposit Insurance Act and the rules and regulations of the FDIC, and approval of such applications and notices, (e) the State Banking Approvals, (f) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of TSFG Common Stock pursuant to this Agreement, and (g) approval of the listing of the TSFG Common Stock to be issued in the Merger on the NASDAQ/NMS, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by TSFG in connection with (1) the execution and delivery by TSFG of this Agreement and (2) the consummation by TSFG of the Merger and the other transactions contemplated hereby.
         5.5 SEC Reports. TSFG has previously made available to CNBFB a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2001 by TSFG with the SEC pursuant to the Securities Act or the Exchange Act (the "TSFG Reports") and (b) communication mailed by TSFG to its shareholders since December 31, 2001, and no such TSFG Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. TSFG has timely filed all TSFG Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2002, and each such TSFG Report and other documents complied in all material respects with the rules and regulations applicable thereto when filed.
         5.6 Regulatory Reports. TSFG has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2001 with the Regulatory Agencies and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of TSFG, no Regulatory Agency has initiated any proceeding or, to the knowledge of TSFG, investigation into the business or operations of TSFG since December 31, 2001. There is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of TSFG.
         5.7 Financial  Statements.  TSFG has previously made available to CNBFB
(1) copies of the consolidated balance sheets of TSFG and its Subsidiaries as of December 31 for the fiscal years 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the fiscal years 2000 through 2002, inclusive, as reported in TSFG's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC under the Exchange Act, accompanied by the audit report of KPMG LLP, independent public accountants with respect to TSFG, and (2) copies of unaudited consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows of TSFG at and for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 as reported in TSFG's Quarterly Reports on Form 10-Q for such quarters filed with the SEC under the

Exchange Act, and will make available as soon as reasonably practicable (but in any event on or before February 28, 2004) copies of the audited balance sheet and the related statements of earnings, stockholders' equity and cash flows of TSFG at and for the year ended December 31, 2003 (collectively, the "TSFG Financial Statements"). Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, the TSFG Financial Statements fairly present the financial position of TSFG as of the dates indicated therein, and when included in the Proxy Statement/Prospectus will fairly present the results of the operations and financial position of TSFG for the respective fiscal periods or as of the respective dates therein set forth. Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, each of the TSFG Financial Statements (including the related notes, where applicable) complies, and TSFG's Financial Statements to be included in the Proxy Statement/Prospectus after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and TSFG's Financial Statements to be included in the Proxy Statement/Prospectus will be, prepared in accordance with GAAP, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC. The books and records of TSFG have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.
         5.8 Broker's Fees. TSFG has not employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that TSFG has engaged JP Morgan in accordance with the terms of a letter agreement between JP Morgan and TSFG, a true and correct copy of which has been previously made available by TSFG to CNBFB.
         5.9 Absence of Certain Changes or Events. Except as disclosed in any TSFG Report filed with the SEC prior to the date hereof, since December 31, 2002, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on TSFG.
         5.10 Legal Proceedings. (a) Except as disclosed in any TSFG Report, neither TSFG nor any of its Subsidiaries is a party to any and there are no pending or, to TSFG's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TSFG or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.
         (b) There is no injunction, order, judgment or decree imposed upon TSFG, any of its Subsidiaries or the assets of TSFG or any of its Subsidiaries.
         5.11 TSFG Information. The information relating to TSFG and its Subsidiaries to be contained in the Proxy Statement/Prospectus and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof that relate to CNBFB) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate to CNBFB) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
         5.12 Compliance with Applicable Law. TSFG and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to TSFG or any of its Subsidiaries and neither TSFG nor any of its Subsidiaries has received notice of any violations of any of the above.
         5.13 Ownership of CNBFB Common Stock. Except for TSFG's ownership of 125,000 shares of CNBFB Common Stock, neither TSFG nor any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of CNBFB (other than Trust Account Shares).
         5.14 Approvals. As of the date hereof, TSFG knows of no fact or condition relating to TSFG that would prevent all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) from being obtained.
         5.15 Reorganization. As of the date hereof, TSFG has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code. 5.16 Taxes. TSFG has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of TSFG (in accordance with GAAP) for all material Taxes shown to be due on such Tax Returns.


                                   ARTICLE VI
                    COVENANTS RELATING TO CONDUCT OF BUSINESS

         6.1 Covenants of CNBFB. During the period from the date hereof and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of TSFG, CNBFB shall carry on its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the CNBFB Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by TSFG, CNBFB shall not:

         (a) except for regular quarterly dividends consistent with past practice, which may be increased by $0.01 per share for the regular dividends payable May 2004, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;
         (b) (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares) any shares of the capital stock of CNBFB, or any securities convertible into or exercisable for any shares of the capital stock of CNBFB, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) except pursuant to Rights referenced on the CNBFB Disclosure Schedule, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing (including additional Rights similar to those set forth on the CNBFB Disclosure Schedule);
         (c) amend its Articles of Incorporation, Bylaws or other similar governing documents;
         (d) make any capital expenditures other than those which (i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) in any event are in an amount of no more than $100,000 in the aggregate;
         (e) enter into any new line of business;
         (f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings or in the ordinary course of business consistent with past practices;
         (g) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in
Article VIII not being satisfied;
         (h) change its methods of accounting in effect at December 31, 2002, except as required by changes in GAAP or regulatory accounting principles as concurred to by CNBFB's independent auditors;
         (i) (i) except as required by applicable law, as set forth in Section 7.8, or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan (including, without limitation, any Plan) or any agreement, arrangement, plan or policy between CNBFB or one or more of its current or former directors, officers or employees or any "affiliate" of any such person (as such term is used in Rule 12b-2 under the Exchange Act), or (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including, without limitation, the granting of any stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);
         (j) other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;
         (k) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
         (l) file any application to relocate or terminate the operations of any of its banking offices;
         (m) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any contract, agreement or lease for goods, services or office space, involving payments thereunder by CNBFB in excess of $100,000 per year, to which CNBFB is a party or by which CNBFB or its properties is bound, other than the renewal in the ordinary course of business of any lease the term or option to renew of which expires prior to the Closing Date;
         (n) take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or
         (o) agree to do any of the foregoing.
         6.2 Covenants of TSFG. Except as otherwise contemplated by this Agreement or consented to in writing by CNBFB, TSFG shall not, and shall not permit any of its Subsidiaries to:
         (a) except for regular quarterly dividends consistent with past practice, declare or pay any dividends on or make any other distributions in respect of any of its capital stock;
         (b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in
Article  VIII  not  being  satisfied;
         (c) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));
         (d) take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or
         (e) agree to do any of the foregoing.

                                   ARTICLE VII
                              ADDITIONAL AGREEMENTS

         7.1 Regulatory Matters. TSFG, with the cooperation of CNBFB, shall promptly prepare and file with the SEC the S-4. Each of CNBFB and TSFG shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and CNBFB shall thereafter mail the Proxy Statement/Prospectus to its stockholders. TSFG shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.
         (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). CNBFB and TSFG shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to CNBFB or TSFG, as the case may be, and any of TSFG's Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.
         (c) TSFG and CNBFB shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 or any other statement, filing, notice or application made by or on behalf of TSFG, CNBFB or their Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
         (d) TSFG and CNBFB shall promptly furnish each other with copies of written communications received by TSFG or CNBFB, as the case may be, or any of their respective Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.
         7.2 Access to Information. (a) CNBFB and TSFG will each keep the other advised of all material developments relevant to their respective businesses, and to the consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, each party shall afford to representatives of the other party reasonable access, during normal business hours during the period prior to the Effective Time, to all of their respective properties, books, contracts, commitments and records, and during such period, shall make available all information concerning their respective businesses as may be reasonably requested (except that the parties shall take into account in determining the reasonableness of due diligence requests the fact that TSFG is a public company which is substantially larger than CNBFB and that TSFG is issuing shares to CNBFB shareholders as compared to selling its business). The other provisions of this Section notwithstanding, neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law (including without limitation laws regarding exchange of information), rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date hereof.
         (b) All non-public information furnished to TSFG or CNBFB by the other party hereto pursuant to Section 7.2(a) (other than (i) information already in the receiving party's possession, or (ii) information that is or becomes generally available to the public other than as a result of a disclosure by the receiving party or any of its directors, officers, employees, agents or advisors, or (iii) information that becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or its advisors, provided that such source is not known by the receiving party after due inquiry to be bound by a confidentiality agreement with or other obligation of secrecy to the disclosing party) shall be kept confidential, and the parties shall maintain, and shall cause each of their respective directors, officers, attorneys and advisors to maintain, the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.
         (c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.
         7.3 Certain Actions. (a) Except with respect to this Agreement and the transactions contemplated hereby, neither CNBFB nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, "Representatives") shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal.
         (b) Notwithstanding anything herein to the contrary, CNBFB and its Board of Directors and Representatives shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited written Acquisition Proposal by any such person, if and only to the extent that (a) CNBFB's Board of Directors concludes in good faith and consistent with its fiduciary duties to CNBFB's stockholders under applicable law that such
Acquisition Proposal would reasonably be expected to result in a Superior Proposal, (b) prior to providing any information or data to any person in connection with such Acquisition Proposal by any such person, CNBFB's Board of Directors receives from such person an executed confidentiality agreement, and
(c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, CNBFB's Board of Directors notifies TSFG promptly of any inquiries, proposals, or offers respecting such Acquisition Proposal received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers respecting such Acquisition Proposal.
         (c) CNBFB agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date hereof with any parties conducted heretofore with respect to any Acquisition Proposal.
         7.4 Stockholder Meeting. CNBFB shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby. CNBFB shall, through its Board of Directors, subject to the fiduciary duties of such board (including those with respect to a Superior Proposal), recommend to its stockholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its stockholders in connection with this Agreement.
         7.5 Legal Conditions to Merger. Each of TSFG and CNBFB shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by CNBFB or TSFG in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.
         7.6 Affiliates. CNBFB shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of CNBFB to deliver to TSFG, as soon as practicable after the date hereof, a written agreement, in the form of Exhibit A hereto.
         7.7 Nasdaq Listing. TSFG shall use its best efforts to cause the shares of TSFG Common Stock to be issued in the Merger to be approved for listing on the NASDAQ/NMS as of the Effective Time.
         7.8 Employee Benefit Plans; Existing Agreements. (a) As of the Effective Time, the employees of CNBFB shall be eligible to participate in employee benefit plans and severance plans of TSFG or its Subsidiaries in which similarly situated employees of TSFG or its Subsidiaries participate, to the same extent that similarly situated employees of TSFG or its Subsidiaries participate (it being understood that inclusion of CNBFB's employees in TSFG's employee benefit plans may occur at different times with respect to different plans).
         (b) With respect to each TSFG Plan for which length of service is taken into account for any purpose (including TSFG's severance plan), service with CNBFB (or predecessor employers to the extent CNBFB provides past service credit) shall be treated as service with TSFG for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each TSFG Plan shall waive pre-existing condition limitations to the same extent waived under the applicable CNBFB Plan. CNBFB's employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the TSFG Plan.
         (c) As of the Effective Time, TSFG shall assume and honor and shall cause the appropriate Subsidiaries of TSFG to assume and to honor in accordance with their terms all written agreements listed in Section 4.13(a) of the CNBFB Disclosure Schedule (the "Benefit Agreements"). TSFG acknowledges and agrees that the Merger will constitute a merger, sale or a change in control of CNBFB for all purposes under such agreements. The provisions of this Section 7.8(c) are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.
         (d) TSFG hereby acknowledges that in connection with the Merger it will succeed to all the rights and obligations of CNBFB under the employment agreements set forth on Section 4.13 of the CNBFB Disclosure Schedule. 7.9 Indemnification of CNBFB Directors and Officers. TSFG or a TSFG Subsidiary shall provide and keep in force for a period of six years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of CNBFB for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in CNBFB's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 200% of the annual premium payments on CNBFB's policy in effect as of December 31, 2003 (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, TSFG shall use its reasonable best efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount and CNBFB shall cooperate with TSFG in such efforts in all reasonable respects. Notwithstanding the foregoing, TSFG further agrees to indemnify all individuals who are or have been officers, directors or employees of CNBFB prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent that such indemnification is provided pursuant to the Articles of Incorporation or Bylaws of CNBFB on the date hereof and is permitted under the FBCA and SCBCA.
         7.10 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by TSFG or CNBFB.
         7.11 Appointment of Director. Effective as of the Effective Time, TSFG shall cause its Board of Directors to be expanded by one member, and shall appoint a current CNBFB director selected by TSFG (the "CNBFB Director") to fill the vacancy created by such increase.
         7.12 Bank Board. For at least three years following Closing, TSFG shall cause each individual who is currently serving as a director of CNBFB (other than the CNBFB Director), if such persons are willing to so serve, to be elected or appointed as Mercantile Bank Board members and/or advisory board members.
         7.13 Accounting Matters. CNBFB shall cooperate with TSFG concerning (i) accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account TSFG's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices, and (ii) CNBFB's lending, investment or asset/liability management policies; provided, that any action taken pursuant to this Section 7.13 shall not be deemed to constitute or result in the breach of any representation or warranty of CNBFB contained in this Agreement.
         7.14 Tax Opinion. TSFG and CNBFB shall use their respective reasonable best efforts to obtain the tax opinion contemplated by Section 8.1(f).
         7.15 Exemption from Section 16. Prior to the Effective Time, the Board of Directors of TSFG, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of CNBFB who may become a covered person of TSFG for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder ("Section 16") of TSFG Common Stock or options to acquire TSFG Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.
         7.16 Execution and Authorization of Bank Merger Agreement. As soon as reasonably practicable after the date hereof, (a) TSFG shall (i) cause the Board of Directors of Mercantile Bank to approve a merger agreement providing for the merger of CNB National Bank into Mercantile Bank (the "Bank Merger Agreement"),
(ii) cause Mercantile Bank to execute and deliver the Bank Merger Agreement, and
(iii) approve the Bank Merger Agreement as the sole stockholder of Mercantile Bank, and (b) CNBFB shall (i) cause the Board of Directors of CNB National Bank to approve the Bank Merger Agreement, (ii) cause CNB National Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of CNB National Bank.

                                  ARTICLE VIII
                              CONDITIONS PRECEDENT

         8.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
         (a) Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of CNBFB Common Stock under applicable law.
         (b) Listing of Shares. The shares of TSFG Common Stock which shall be issued to the stockholders of CNBFB upon consummation of the Merger shall have been authorized for listing on the NASDAQ/NMS.
         (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in  respect  thereof  shall have  expired  (all such  approvals  and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").
         (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
         (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an
"Injunction") shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.
         (f) Federal Tax Opinion. TSFG and CNBFB shall have received a written opinion from McGuireWoods LLP, counsel to CNBFB ("CNBFB's counsel"), in form and substance reasonably satisfactory to TSFG and CNBFB, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, CNBFB's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of TSFG, CNBFB and others, reasonably satisfactory in form and substance to such counsel.
         8.2 Conditions to Obligations of TSFG. The obligation of TSFG to effect the Merger is also subject to the satisfaction or waiver by TSFG at or prior to the Effective Time of the following conditions:
         (a) Representations and Warranties. (i) Subject to Section 3.2, the representations and warranties of CNBFB set forth in this Agreement (other than those set forth in Section 4.2) shall be true and correct as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of CNBFB set forth in Section
4.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. TSFG shall have received a certificate signed on behalf of CNBFB by the Chief Executive Officer or the Chief Financial Officer of CNBFB to the foregoing effect.
         (b) Performance of Obligations of CNBFB. CNBFB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and TSFG shall have received a certificate signed on behalf of CNBFB by the Chief Executive Officer or the Chief Financial Officer of CNBFB to such effect.
         (c) Conditions Met. TSFG shall have received a certificate of an executive officer of CNBFB stating that to his knowledge, each of the conditions set forth in this Article VIII have been met. (d) No Revocation. K. C. Trowell shall not have revoked his Noncompetition and Severance Agreement executed on the date hereof, as contemplated in Section 6 thereof.
         8.3 Conditions to Obligations of CNBFB. The obligation of CNBFB to effect the Merger is also subject to the satisfaction or waiver by CNBFB at or prior to the Effective Time of the following conditions:
         (a) Representations and Warranties. (i) Subject to Section 3.2, the representations and warranties of TSFG set forth in this Agreement (other than those set forth in Section 5.2) shall be true and correct as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of TSFG set forth in Section
5.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. CNBFB shall have received a certificate signed on behalf of TSFG by the Chief Executive Officer or the Chief Financial Officer of TSFG to the foregoing effect.

         (b) Performance of Obligations of TSFG. TSFG shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CNBFB shall have received a certificate signed on behalf of TSFG by the Chief Executive Officer or the Chief Financial Officer of TSFG to such effect.
         (c) Conditions Met. CNBFB shall have received a certificate of an executive officer of TSFG stating that to his knowledge, each of the conditions set forth in this Article VIII have been met.

                                   ARTICLE IX
                            TERMINATION AND AMENDMENT

         9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of CNBFB:
         (a) by mutual consent of CNBFB and TSFG in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;
         (b) by either TSFG or CNBFB upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;
         (c) by either TSFG or CNBFB if the Merger shall not have been consummated on or before the later of (i) July 31, 2004, or (ii) if the S-4 is given a full review by the SEC, September 30, 2004, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
         (d) by either TSFG or CNBFB if the approval of the stockholders of CNBFB required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;
         (e) by either TSFG or CNBFB (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by CNBFB) or Section 8.3(a) (in the case of a breach of representation or warranty by TSFG);
         (f) by either TSFG or CNBFB (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; or
         (g) by CNBFB, in the event that the Board of Directors of CNBFB determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to terminate this Agreement in order to comply with its fiduciary duties to CNBFB and to CNBFB's shareholders under applicable law; provided, however, that the Board of Directors of CNBFB may terminate this Agreement pursuant to this Section 9.1(g) solely in order to concurrently enter into a letter of intent, agreement in principle or an acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 9.1(g) only after the fifth day following TSFG's receipt of written notice advising TSFG that the Board of Directors of CNBFB is prepared to accept a Superior Proposal, and only if, during such five-day period, if TSFG so elects, CNBFB and its advisors shall have negotiated in good faith with TSFG to make such adjustments in the terms and conditions of this Agreement as would enable CNBFB to proceed with the transactions contemplated herein on such adjusted terms.
         9.2 Effect of Termination.
         (a) In the event of termination of this Agreement by either TSFG or CNBFB as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.
         (b) If CNBFB terminates this Agreement pursuant to Section 9.1(g), CNBFB shall pay to TSFG a termination fee equal to $5 million (the "Termination Fee Amount") by wire transfer of same day funds on the date of termination.
         (c) In the event that an Acquisition Proposal with respect to CNBFB shall have been made known to CNBFB and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of CNBFB, and thereafter (x) this Agreement is terminated by either TSFG or CNBFB pursuant to either (i) Section 9.1(c) hereof and prior to such termination the stockholders of CNBFB shall not have previously approved the Merger, or (ii)
Section 9.1(d) hereof as a result of the failure of the stockholders of CNBFB to approve the Merger, and (y) within twelve months of such termination (A) CNBFB enters into any Acquisition Agreement providing for any transaction described in clause (i)(a) or clause (i)(b) of the definition of "Superior Proposal," other than any such transaction involving a merger, consolidation or similar transaction as to which the common stockholders of CNBFB immediately prior thereto own in the aggregate more than 50% of the common stock of the surviving or transferee corporation or its publicly-held parent corporation immediately following consummation thereof, or (B) any person shall acquire beneficial ownership of or the right to acquire 50% or more of the outstanding shares of CNBFB Common Stock, then upon the first occurrence of either of the events contemplated by clause (y) CNBFB shall pay TSFG a termination fee equal to the Termination Fee Amount by wire transfer of same day funds.
         (d) CNBFB agrees that the agreements contained in Section 9.2(b) and 9.2(c) are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.
         9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of either CNBFB or TSFG; provided, however, that after any approval of the transactions contemplated by this Agreement by CNBFB's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to CNBFB stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
         9.4 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE X
                               GENERAL PROVISIONS

         10.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the first business day after all conditions set forth in Article VIII have either been satisfied or waived (other than those conditions which relate to actions to be taken at the Closing) (the "Closing Date") at TSFG's principal executive offices, unless another time, date or place is agreed to in writing by the parties hereto; provided, however, that the Closing Date shall not be prior to July 1, 2004.
         10.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive TSFG or CNBFB (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any third party, including, without limitation, any shareholder or former shareholder of either TSFG or CNBFB.
         10.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.
         10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied, mailed by registered or certified mail (return receipt requested) or delivered by an express courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                (a)     if to TSFG, to:
                        The South  Financial Group, Inc.
                        104 S. Main St.
                        Greenville, SC 29601
                        Attention: William P. Crawford, Jr.,
                                   Executive Vice President
         and
                (b)     if  to  CNBFB,  to:
                        CNB Florida Bancshares, Inc.
                        9715 Gate Parkway
                        North  Jacksonville,  Florida  32246
                        Attention:   K.  C.  Trowell,  Chief
                                     Executive Officer

                        with a copy to:
                        McGuireWoods LLP
                        Bank of America Tower
                        50 North Laura Street, Suite 3300
                        Jacksonville, Florida 32202-3661
                        Attention: Halcyon E. Skinner, Esq.

         10.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective  when  counterparts  have  been  signed  by  each of the  parties  and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
         10.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
         10.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of South Carolina, without regard to any applicable conflicts of law, except to the extent that various matters under this Agreement must be necessarily governed by Florida corporate law.
         10.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
         10.9 Publicity. Except as expressly permitted by this Agreement or otherwise required by law or the rules of the Nasdaq Stock Market so long as this Agreement is in effect, neither TSFG nor CNBFB shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.
         10.10 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

         IN WITNESS WHEREOF, TSFG and CNBFB have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.


                         THE SOUTH FINANCIAL GROUP, INC.
                         By:     /s/ William S. Hummers III
                               -----------------------------------
                         Name:  William S. Hummers III
                         Title: Executive Vice President


                         CNB FLORIDA BANCSHARES, INC.
                         By:  /s/ K. C. Trowell
                              ------------------------------------
                         Name:  K. C. Trowell
                         Title: Chief Executive Officer

                          EXHIBIT A TO MERGER AGREEMENT

_________________, 2004

The South Financial Group, Inc.
102 S. Main Street
Greenville, South Carolina 29601

Gentlemen:
         I have been advised that I might be considered to be an "affiliate" of CNB Florida Bancshares, Inc., a Florida corporation (the "Company"), for purposes of paragraphs (c) and (d) of Rule 145 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act").
         The South Financial Group, Inc., a South Carolina corporation ("TSFG") and the Company have entered into an Agreement and Plan of Merger, dated as of
January  20,  2004 (the  "Merger  Agreement"),  pursuant  to which,  among other things, the Company will merge with and into TSFG (the "Transaction"). Upon consummation of the Transaction, I will receive shares of common stock, $1.00 par value per share, of TSFG ("TSFG Common Stock"). This agreement is hereinafter referred to as the "Letter Agreement."
         A. I represent and warrant to, and agree with, TSFG as follows:
         1. I have read this Letter Agreement and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, pledge, transfer or otherwise dispose of shares of TSFG Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company.
         2. I shall not make any offer, sale, pledge, transfer or other disposition in violation of the Act or the rules and regulations of the SEC thereunder of the shares of TSFG Common Stock I receive pursuant to the Transaction.
         B. I understand and agree that:
         1. I have been advised that any issuance of shares of TSFG Common Stock to me pursuant to the Transaction will be registered with the SEC. I have also been advised, however, that, because I maybe an "affiliate" of the Company at the time the Transaction will be submitted for a vote of the stockholders of the Company and my disposition of such shares has not been registered under the Act, I must hold such shares indefinitely unless (i) such disposition of such shares is subject to an effective registration statement and to the availability of a prospectus under the Act, (ii) a sale of such shares is made in conformity with the provisions of Rule 145(d) under the Act or (iii) in an opinion of counsel, in form and substance reasonably satisfactory to TSFG, some other exemption from registration is available with respect to any such proposed disposition of such shares.
         2. Stop transfer instructions will be given to the transfer agent of TSFG with respect to the shares of TSFG Common Stock I receive pursuant to the Transaction in connection with the restrictions set forth herein, and there will be placed on the certificate representing shares of TSFG Common Stock I receive pursuant to the Transaction, or any certificates delivered in substitution therefor, a legend stating in substance:
         "The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933, as amended (the "Act"), applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under the Act or an exemption from such registration."
         3. Unless a transfer of my shares of TSFG Common Stock is a sale made in conformity with the provisions of Rule 145(d), or made pursuant to an effective registration statement under the Act, TSFG reserves the right to put an appropriate legend on the certificates issued to my transferee.
         4. I recognize  and agree that the foregoing  provisions  also apply to
(i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporation or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.
         5. I agree that at the time that I make an offer to or otherwise sell, pledge transfer or dispose of any TSFG Common Stock that I own after the Transaction, I will notify my broker, dealer or nominee in whose name my shares are held or registered that such TSFG Common Stock is subject to this Letter Agreement.
         6. Execution of this Letter Agreement should not be construed as an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.
         It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms. It is also understood and agreed that this Letter Agreement shall terminate and be of no further force and effect and the stop transfer instructions set forth in Paragraph B.2. above shall be lifted and the legend set forth in Paragraph B.2 above shall be removed forthwith from the certificate or certificates representing my shares of TSFG Common Stock upon the delivery by the undersigned to TSFG of a copy of a letter from the staff of the

SEC, an opinion of counsel in form and substance reasonably satisfactory to TSFG, or other evidence reasonably satisfactory to TSFG, to the effect that a transfer of my shares of TSFG Common Stock will not violate the Act or any of the rules and regulations of the SEC thereunder.
         This Letter Agreement shall be binding on my heirs, legal representative and successors.

                                     Very truly yours,

                                     --------------------------


Accepted this_____ day of____________ , 2004
The South Financial Group, Inc.
By: _____________________________
Name: William S. Hummers III
Title: Executive Vice President

                   APPENDIX B TO PROXY STATEMENT PROSPECTUS

January 20, 2004


Board of Directors
CNB Florida Bancshares, Inc.
9715 Gate Parkway North
Jacksonville, FL 32246

Dear Members of the Board:

         We understand that The South Financial Group, Inc. ("TSFG"), a South Carolina corporation, and CNB Florida Bancshares, Inc. ("CNB"), a Florida corporation, have entered into an Agreement and Plan of Merger (the "Agreement") dated January 12, 2004, pursuant to which the Board of Directors of both TSFG and CNB have determined that it is in the best interests of their respective shareholders to merge their respective holding companies in a transaction pursuant to which CNB will be merged with and into TSFG (the "Merger"). As set forth in paragraph 2.4, sections (a) through (g), of Article 2 of the Agreement, at the Effective Time of the Merger (as defined in the Agreement) each share of CNB Common Stock issued and outstanding immediately prior to the Effective Time shall be converted for the right to receive 0.8400 shares of TSFG Common Stock (the "Merger Consideration"). In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of CNB.

         Hovde Financial LLC ("Hovde"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with CNB, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement. We are also familiar with TSFG, through our continued Merger negotiations and due diligence.

         We were retained by CNB to act as its financial advisor in connection with the Merger. We will receive compensation from CNB in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. CNB has agreed to indemnify us for certain liabilities arising out of our engagement.

         During the course of our engagement and for the purposes of the opinion set forth herein, we have:

         (i)      reviewed the Agreement;
         (ii) reviewed certain historical publicly available business and financial information concerning TSFG and CNB;
         (iii) reviewed certain internal financial statements and other financial and operating data concerning TSFG and CNB;
         (iv) analyzed certain financial projections prepared by the managements of TSFG and CNB;
         (v) conducted meetings with members of the senior management of CNB for the purpose of reviewing the future prospects of CNB, including financial forecasts related to the business, earnings, assets, liabilities and the amount and timing of cost savings and revenue enhancements (the "Synergies") expected to be achieved as a result of the Merger;
         (vi) evaluated the pro forma contribution of CNB's assets, liabilities, equity and earnings to the pro forma company;
         (vii) reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;
         (viii) analyzed the pro forma impact of the Merger on the combined company's earnings per share, consolidated capitalization and financial ratios; and
         (ix) performed such other analyses and considered such other factors as we have deemed appropriate.

         We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.

         In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by TSFG and CNB and in the discussions with the TSFG and CNB management teams. In that regard, we have assumed that the financial forecasts, including, without limitation, the synergies and projections regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of TSFG and CNB and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for TSFG and CNB are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of TSFG or CNB. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of TSFG and CNB and we were not furnished with any such evaluations or appraisals.

         We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase-of-interests under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to TSFG and CNB. In rendering this opinion, we have been advised by TSFG and CNB and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on CNB or the contemplated benefits of the Merger that would have a material adverse effect on TSFG or the surviving corporation. We have also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of TSFG or the surviving corporation after the Merger.

         Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

         This letter is solely for the information of the Board of Directors of CNB and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of CNB Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

         Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration detailed in the Agreement is fair for CNB's shareholders, from a financial point of view.

                                         Sincerely,

                                         /s/ HOVDE FINANCIAL LLC

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Reference is made to Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, which provides for indemnification of officers and directors of South Carolina corporations in certain instances in connection with legal proceedings involving any such persons because of being or having been an officer or director. Section 5.1 of our bylaws provide that the corporation shall indemnify any individual made a party to a proceeding because he is or was a director of the corporation against liability incurred in the proceeding to the fullest extent permitted by law. Section 5.2 of our bylaws provide that the corporation shall pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding to the fullest extent permitted by law. Section
5.3 of our bylaws provide that in addition to any indemnification required by law, the corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the corporation to the fullest extent of the provisions of the bylaws with respect to the indemnification and advancement of expenses of directors and officers of the corporation. We have entered into indemnification agreements with each of our directors, which make the above-referenced bylaws provisions the basis of a contract between us and each director.

         Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, also permits a corporation to purchase and maintain insurance on behalf of a person who is or was an officer or director of the corporation. We maintain directors' and officers' liability insurance.

         Reference is made to Chapter 2 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, respecting the limitation in a corporation's articles of incorporation of the personal liability of a director for breach of the director's fiduciary duty. Reference is made to our Articles of Amendment filed with the South Carolina Secretary of State on April 18, 1989 which state:
"A director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of laws, (iii) imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (improper distribution to shareholder), or (iv) for any transaction from which the director derived an improper personal benefit."

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         The following Exhibits are filed as part of this Registration
Statement:

Exhibit
No.          Description

2.1*         Agreement and Plan of Merger entered into as of January 20, 2004 by and between TSFG and CNBB: Included as Appendix A to the proxy statement/prospectus.

2.2          Agreement and Plan of Merger entered into as of March 17, 2004 by and between TSFG and Florida Banks, Inc.:
             Incorporated by referenced to Exhibit 2. 1 to TSFG's Current Report on Form 8-K dated March 17, 2004, Commission File
             No. 33-57389.

                                      II-1

3.1          Articles of Incorporation: Incorporated by reference to Exhibits 3.1 and 3.2 of TSFG's Current Report on Form 10-Q,
             Commission File No. 33-57389.

3.2          Amended and Restated Bylaws of TSFG, as amended and restated as of December 18, 1996: Incorporated by reference to
             Exhibit 3.1 of TSFG's Current Report on Form 8-K dated December 18, 1996, Commission File No. 0-15083.

4.1          Specimen TSFG Common Stock certificate: Incorporated by reference to Exhibit 4.1 of TSFG's Registration Statement on
             Form S-1, Commission File No. 33-7470.

4.2          Articles of Incorporation: Included as Exhibits 3.1 and 3.2.

4.3          Bylaws: Included as Exhibit 3.3.

4.4          TSFG Amended Common Stock Dividend Reinvestment Plan: Incorporated by reference to Exhibit 4.1 of TSFG's Current Report on Form 8-K dated May 11, 2001.

4.5          Form of Indenture between TSFG and First American Trust Company, N.A., as trustee: Incorporated by reference to Exhibit
             4.11 of TSFG's Registration Statement on Form S-3, Commission File No. 22-58879.

5.1 **       Opinion and Consent of William P. Crawford, Jr., Esq., regarding legality of shares of TSFG.

8.1*         Opinion and Consent of McGuireWoods LLP regarding tax matters.

23.1 *       Consent of KPMG LLP.

23.2 *       Consent of PricewaterhouseCoopers LLP.

23.3 *       Consent of Hovde Financial, LLC.

23.4 **      Consent of McGuireWoods LLP. (Contained in Exhibit 8.1)

23.5 **      Consent of William P. Crawford, Jr., Esquire. (Contained in Exhibit 5.1)

24.1 **      The Power of Attorney: Contained on the signature page of the initial filing of this Registration Statement.

99.1**       Form of Proxy.


         *        Filed with this Amendment No. 1 to Registration Statement.
         **       Filed with the initial filing of this Registration Statement.


(b) Certain additional financial statements. Not applicable.

(c) The information required by this paragraph is included as an Appendix to the proxy statement/prospectus.

ITEM 22. UNDERTAKINGS

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes as follows:
                  (1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                  (2) that every prospectus (i) that is filed pursuant to the immediately preceding paragraph (1) or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

                  (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes the information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         The undersigned Registrant hereby undertakes
                  (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933.
                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent not more than a 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered here, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on the 18th day of May, 2004.

                                  THE SOUTH FINANCIAL GROUP, INC.

                                  By: /s/ William S. Hummers III
                                  ----------------------------------------
                                  William S. Hummers III,
                                  Executive Vice President

Pursuant to the requirements of Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                   Title                                                         Date

/s/                   *                     Chairman of the Board                                         May 18, 2004
---------------------------------
William R. Timmons, Jr.

/s/                   *                     President, Chief Executive Officer                            May 18, 2004
---------------------------------           and Director (Principal Executive Officer)
Mack I. Whittle, Jr.

/s/ William S. Hummers III                  Executive Vice President, Director                            May 18, 2004
---------------------------------           (Principal Accounting and Financial Officer)
William S. Hummers III

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
William P. Brant

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
Gordon W. Campbell

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
J. W. Davis

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
C. Claymon Grimes, Jr.

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
M. Dexter Hagy

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
H. Earle Russell, Jr.

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
Charles B. Schooler

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
Edward J. Sebastian

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
John C. B. Smith, Jr.


                                      II-5

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
Eugene E. Stone IV

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
William R. Timmons, III

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
Samuel H. Vickers

/s/                   *                     Director                                                      May 18, 2004
---------------------------------
David C. Wakefield III

*  By William P. Crawford, Jr., Attorney-in-Fact

                                INDEX TO EXHIBITS


         2.1*      Agreement and Plan of Merger entered into as of January 20, 2004 by and between TSFG and CNBB: Included as
                   Appendix A to the proxy statement/prospectus.

         5.1 **   Opinion and Consent of William P. Crawford, Jr., Esq., regarding legality of shares of TSFG.

         8.1 *    Opinion and Consent of McGuireWoods LLP regarding tax matters.

         23.1 *   Consent of KPMG LLP.

         23.2 *   Consent of PricewaterhouseCoopers LLP.

         23.3 *   Consent of Hovde Financial, LLC.

         23.4 **  Consent of McGuireWoods LLP. (Contained in Exhibit 8.1)

         23.5 **  Consent of William P. Crawford, Jr., Esquire. (Contained in Exhibit 5.1)

         24.1 **  The Power of Attorney: Contained on the signature page of the initial filing of this Registration Statement.

         99.1 **  Form of Proxy.


         *        Filed with this Amendment No. 1 to Registration Statement.
         **       Filed with the initial filing of this Registration Statement.







                                      II-7